3-1-02

1009001

1-14228

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K


02026553



Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

For the month of March, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

PAGES 3 - 28

Cameco

PROXY CIRCULAR | 2002

www.cameco.com



Notice of annual and special meeting - Management proxy circular

Cameco Corporation
Management Proxy Circular
Table of Contents



March 28, 2002

Dear Shareholder,

It is my pleasure to invite you to attend the annual and special meeting of Cameco's shareholders to be held at 1:30 p.m. Thursday, May 2, 2002 at Cameco Corporation, 2121-11th Street West, in Saskatoon, Saskatchewan. It is an opportunity for the directors and management of Cameco to meet with you, our shareholders. At the meeting, we will report to you on Cameco's performance in 2001 and our plans for the future. If you wish to attend, please contact Cheryl Snell at (306) 956-6319 by April 26, 2002.

Included in this package are Cameco's 2001 annual report, notice of meeting, management proxy circular and a form of proxy. These materials describe the business to be dealt with at the meeting and provide you with additional information about Cameco and its directors and executive officers. Please exercise your rights as a shareholder either by attending the meeting in person or by completing the enclosed form of proxy and returning it, as soon as possible, in the envelope provided.

On behalf of the employees of Cameco, I thank you for your interest and confidence in our company and I urge you to exercise your vote.

Sincerely,

"Bernard Michel"

Bernard M. Michel
Chair & Chief Executive Officer

RSVP to (306) 956-6319 by April 26, 2002

2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3



MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder:

The annual and special meeting of the shareholders of Cameco Corporation will be held on Thursday, May 2, 2002 at 1:30 p.m. CST at Cameco Corporation, 2121-11th Street West, Saskatoon, Saskatchewan, Canada, in order to:

1. receive the 2001 audited financial statements;
2. elect directors;
3. appoint auditors;
4. to confirm the repeal of Cameco's bylaw no. 4 and the enactment of bylaw no. 6 (the full text of bylaw no. 6 is set forth in schedule D to the accompanying management proxy circular);
5. to consider and, if thought fit, to pass a special resolution (special resolution), the full text of which is set forth in schedule E to the accompanying management proxy circular, approving amendments to the articles of Cameco to increase the individual non-resident share ownership limit from 5% to 15% and to increase the limit on aggregate non-resident ownership voting rights from 20% to 25%. These amendments to Cameco's articles are being proposed to comply with legislative amendments to the *Eldorado Nuclear Limited Reorganization and Divestiture Act*; and
6. transact such other business as may properly come before the meeting or any adjournments thereof.

A proxy, the management proxy circular and a copy of the 2001 annual report including the audited financial statements of the corporation for the year ended December 31, 2001, accompany this notice of annual and special meeting. You should refer to the management proxy circular for details of the matters to be considered at the annual and special meeting.

A shareholder who dissents, in respect of the special resolution, is entitled to be paid the fair value of his or her shares in accordance with section 190 of the *Canada Business Corporation Act*, if the shareholder complies with the dissent procedures set out therein as described in the section entitled Right to Dissent in the accompanying management proxy circular (the dissent procedures). Failure to comply strictly with the dissent procedures may result in the loss or unavailability of any right to dissent.

If you are unable to attend, please exercise your right to vote by completing and returning the accompanying form of proxy in the enclosed postage prepaid envelope as soon as possible. To be effective, duly completed proxies must be deposited with Cameco's transfer agent and registrar, CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9, no later than 4:30 p.m. CST, May 1, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary M.S. Chad"

Gary M.S. Chad
Senior Vice-President,
Law, Regulatory Affairs
and Corporate Secretary

Saskatoon, Saskatchewan
March 1, 2002



MANAGEMENT PROXY CIRCULAR

VOTING RIGHTS AND SOLICIATION OF PROXIES

Solicitation of Proxies

This management proxy circular (circular) is furnished in connection with the solicitation of proxies by the management of Cameco Corporation (Cameco or corporation), for use at the annual and special meeting (meeting) of the shareholders of the corporation (shareholders). The notice of meeting accompanying this circular sets out the time, place and purpose of the meeting. The cost of solicitation will be borne by the corporation. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone. In addition, the corporation will retain Georgeson Shareholder Communications Canada, 66 Wellington Street West, TD Tower, Suite 5210, Toronto Dominion Centre, P.O. Box 240, Toronto, Ontario, M5K 1J3 to aid in the solicitation of proxies from individual and institutional holders at a fee of approximately $17,500. The record date to determine shareholders entitled to receive notice and vote at the annual and special meeting is March 19, 2002. It is anticipated that this circular and the accompanying notice of the meeting and proxy will first be sent or given to shareholders on or about March 27, 2002.

Unless otherwise indicated, the information in this circular is given at March 1, 2002. All dollar references in this circular are to Canadian dollars, unless otherwise indicated.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are Bernard M. Michel, chair and chief executive officer, and Gary M.S. Chad, senior vice-president, law, regulatory affairs and corporate secretary of the corporation. A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may either insert the person's name in the blank space provided in the form of proxy or complete another proper form of proxy. In either case, the completed proxy must be deposited at the office of the transfer agent and registrar of the corporation, CIBC Mellon Trust, 200 Queen's Quay, Unit 6, Toronto, Ontario, M5A 4K9, no later than 4:30 p.m. CST on May 1, 2002.

A shareholder has the right to revoke a proxy that has been submitted. To revoke a proxy, the shareholder may deliver a written notice to the registered office of the corporation, 2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3, at any time up to and including the last business day before the meeting or any adjournment of the meeting. The proxy may also be revoked on the day of the meeting or any adjournment of the meeting by delivering written notice to the chair of the meeting. In addition, the proxy may be revoked by any other method permitted by law. The written notice of revocation may be executed by the shareholder or by an attorney who has the shareholder's written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

If your shares are held in the name of a nominee, please see the instructions under the heading of *Non-Registered Shareholders.*

Voting of Proxies

The shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting, in accordance with the instructions of a shareholder, on any ballot that may be called for. If the shareholder has specified a choice with respect of an item to be acted upon, the shares will be voted accordingly. In the absence of a shareholder's instructions, shares represented by proxies received by management will be voted:

- FOR the election as directors of the proposed nominees whose names are set forth in the following pages,
- FOR the reappointment of KPMG LLP as auditors,
- FOR repeal of bylaw no. 4 and enactment of bylaw no. 6, and
- FOR the special resolution to amend the articles of Cameco

all as more particularly described under the relevant sections of this circular.

The accompanying form of proxy confers discretionary authority on the persons named in it with respect to amendments to the matters identified in the notice of the meeting or other matters that may properly come before the meeting. At the time of printing this circular, management of Cameco is not aware of any such amendments or other matters which are to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named in the accompanying proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

The execution or exercise of a proxy does not constitute a written objection for the purposes of section 190 of the *Canada Business Corporations Act* (CBCA) (see Right to Dissent on page 10).

Voting Shares and Principal Holders of Shares

As of March 1, 2002, there were 55,815,190 shares outstanding, each share carrying, subject to the limitations described in *Restrictions on Share Ownership and Voting*, the right to one vote per share. The directors have fixed the close of business on March 19, 2002 as the record date for the meeting. Only shareholders who are on record at the close of business on that date are entitled to receive notice and to attend and to vote at the meeting. As at February 13, 2002, Jarislowsky Fraser Limited had discretionary authority for its clients over 6,291,413 shares or approximately 11.30% of the shares of the corporation.

Restrictions on Share Ownership and Voting

The *Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada)* (ENL Reorganization Act), impose constraints on the issue, transfer and ownership, including joint ownership, of shares so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of shares. Relevant definitions from the ENL Reorganization Act are set out in schedule A to this circular. The following is a summary of the constraints currently contained in the articles (without giving effect to the proposed amendments to be voted on at the meeting):

Individual Ownership Restriction

No resident alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, shares to which are attached more than 25% of the votes that may ordinarily be cast to elect directors of Cameco.

Individual Non-Resident Ownership Restriction

No non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, shares to which are attached more than 5% of the votes that may ordinarily be cast to elect directors of Cameco.

Non-Resident Voting Restriction

The votes attaching to shares held, beneficially owned or controlled, directly or indirectly by all non-residents together, and cast at any meeting of shareholders, will be counted or prorated so as to limit the counting of those votes to not more than 20% of the total number of votes cast by shareholders at that meeting.

Enforcement of Restrictions on Share Ownership

To give effect to such constraints, the articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents of Canada and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends, prohibitions against the issue and transfer of shares and suspension of all remaining shareholders' rights.

The provisions of the ENL Reorganization Act allow the board to require the holders or other subscribers for shares and certain other persons to furnish declarations as to residence, ownership of shares and certain other matters relative to the enforcement of the restrictions. Cameco is precluded from issuing or registering a transfer of any shares where contravention of the resident or non-resident ownership restrictions would result. Cameco requires that, prior to each transfer of shares, other than a transfer to a depository, the transferee give a declaration providing information relating to compliance with these ownership restrictions.

The board is entitled to determine whether contraventions of the ENL Reorganization Act or the articles have occurred. The board may make such determination whether or not it, or Cameco's transfer agent and registrar, has received such declarations, if the board has reason to believe that contravention of the ownership restrictions has occurred.

If the board determines that shares are held by a shareholder in contravention of the ownership restrictions, Cameco has the power to suspend all rights of the shareholder in respect of all shares held, other than the right to transfer them, not earlier than 30 days after first sending notice to the shareholder, unless the shares so held have been disposed of by the shareholder and Cameco has been so advised.

Shareholder Residency Declaration

Shareholders who either complete and deliver a proxy or attend at the meeting in person will be required to sign a declaration of residency to enable the corporation to comply with the restrictions on share ownership and voting by residents of Canada and non-residents of Canada described above. Failure to sign and provide the declaration of residence requested may result in a shareholder being deemed a non-resident of Canada. Such declaration is contained in the accompanying form of proxy and will be available at the meeting.

Non-Registered Shareholders

Only registered holders of shares of Cameco, or the persons they appoint as proxies, are permitted to attend and vote at the meeting. If your shares are not registered in your name, they will be held in the name of a "nominee", which is usually a trust company, securities broker or other financial institution. Consequently, unless you have previously informed your nominee that you do not wish to receive material relating to a meeting of Cameco shareholders, you will have received this circular in a mailing from your nominee, together with a proxy form or a request for voting instructions. Each nominee has its own signing and return instructions which you should carefully follow to ensure your shares will be voted. If you are a non-registered shareholder and wish to:

- vote in person at the meeting; or
- change voting instructions given to your nominee; or
- revoke voting instructions given to your nominee and vote in person at the meeting;

contact your nominee to discuss whether this is possible and what procedure to follow.

BUSINESS OF THE MEETING

A simple majority of votes cast, by person or proxy, will constitute approval of matters voted on at the meeting, except as otherwise specified.

A quorum for the meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding shares having voting rights at the meeting. No business shall be transacted at the meeting unless the requisite quorum shall be present at the commencement of such meeting, provided that if a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.

Financial Statements

The consolidated financial statements for the year ended December 31, 2001 are included in the 2001 annual report, which has been mailed to shareholders with this circular.

Election of Directors

The number of directors to be elected is 12. The articles provide that the board shall consist of a minimum of three directors and a maximum of 15, with the actual number to be determined from time to time by the board. The board has determined that at the present time there will be 12 directors.

The table below contains the names of the nominees for election as directors and, unless authority is withheld, the persons named in the accompanying form of proxy intend to vote for these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has directed that the shares be withheld from voting in the election of directors. Each director elected will, subject to the bylaws of the corporation, hold office until the close of the next annual meeting of shareholders of the corporation or until his or her successor is elected or appointed in accordance with the bylaws.

The following table sets out information regarding the nominees for election as directors.

Name, Office held in Corporation and Municipality of Residence	Principal Occupation or Employment	Director Since	Number of Shares[1]/ Deferred Share Units (DSUs)[2] Beneficially Owned as at March 1, 2002
John S. Auston, [3, 7] West Vancouver, British Columbia	Geologist, Corporate Director 2000 to present; prior: President, Director and Chief Executive Officer, Ashton Mining of Canada Inc. 1996-2000; President, Director and Chief Executive Officer, Granges Inc. 1993-1995.	1999	Shares 1,500 DSUs 893
Joe F. Colvin [3, 5, 7] Kiawah Island, South Carolina USA	President and Chief Executive Officer, Nuclear Energy Institute 1996 to present; prior: Executive Vice-President and Chief Executive Officer, Nuclear Energy Institute Inc. 1994-1996.	1999	Shares 1,000 DSUs 4,372

Name, Office held in Corporation and Municipality of Residence	Principal Occupation or Employment	Director Since	Number of Shares[1]/ Deferred Share Units (DSUs)[2] Beneficially Owned as at March 1, 2002	
Harry D. Cook [5] La Ronge, Saskatchewan	Chief, Lac La Ronge Indian Band 1987 to present; President, Kitsaki Development Corporation, Prince Albert Grand Council Executive Board Member, Federation of Saskatchewan Indian Nations Taxation Commission Board Member and Indian Government Commission Member.	1992	Shares DSUs	1,000 1,755
James R. Curtiss [4, 5, 6] Brookeville, Maryland, USA	Lawyer, Partner, Winston & Strawn 1993 to present; prior: Commissioner US Nuclear Regulatory Commission 1988-1993.	1994	Shares DSUs	1,650 4,789
George S. Dembroski [3, 7] Toronto, Ontario	Corporate Director, 1998 to present; prior: Vice-Chairman and Director, RBC Dominion Securities Limited (investment dealer) 1981-1998.	1996	Shares DSUs	300 1,706
Gerald W. Grandey [3] President Saskatoon, Saskatchewan	Assumed current position 2000; prior: Executive Vice-President 1997-2000.	2000	Shares DSUs	41,000 0
Nancy E. Hopkins [3, 4] Saskatoon, Saskatchewan	Lawyer, Partner, McDougall Gauley 1984 to present.	1992	Shares DSUs	3,200 0
J.W. George Ivany [4, 6, 7] Kelowna, British Columbia	Corporate Director, 1999 to present; prior: President and Vice-Chancellor, University of Saskatchewan 1989-1999.	1999	Shares DSUs	0 1,018
Neil McMillan Saskatoon, Saskatchewan	President, Claude Resources Inc. 1996 to present.	---	Shares DSUs	0 0
Bernard M. Michel [3] Chair and Chief Executive Officer Saskatoon, Saskatchewan	Assumed current position 2000; prior: Chair, President and Chief Executive Officer 1993-2000.	1990	Shares DSUs	147,850 0
Robert W. Peterson [4, 5, 6] Regina, Saskatchewan	President and Chief Operating Officer, Denro Holdings Ltd. 1994 to present.	1994	Shares DSUs	3,190 0

Name, Office held in Corporation and Municipality of Residence	Principal Occupation or Employment	Director Since	Number of Shares[1]/ Deferred Share Units (DSUs)[2] Beneficially Owned as at March 1, 2002	
Victor J. Zaleschuk[4] Calgary, Alberta	Corporate Director, November 5, 2001 to present; prior: President and Chief Executive Officer, Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1, 1997 to June 1, 2001; Senior Vice-President Finance and Chief Financial Officer 1986 to May 31, 1997.	2001	Shares DSUs	0 0

[1] *This information, not being within the knowledge of the corporation, has been provided by the directors individually.*

[2] *Deferred Share Units (DSU) are granted to a director under Cameco's deferred share unit plan for directors in lieu of directors cash remuneration. A DSU is a notional unit that reflects the market value of a single common share of Cameco. See page 16 Remuneration of Directors.*

[3] *Member of the strategic planning committee.*

[4] *Member of the audit committee.*

[5] *Member of the environmental and safety committee.*

[6] *Member of the compensation and human resources committee.*

[7] *Member of the nominating and corporate governance committee.*

Appointment of Auditors

Action is to be taken at the meeting to appoint an auditor for the corporation. Unless such authority is withheld by a shareholder, the persons named in the accompanying proxy intend to vote for the reappointment of the firm of KPMG, LLP, #600, 128 Fourth Avenue South, Saskatoon, Saskatchewan, S7K 1M8, the present auditors, as auditors of the corporation to hold office until the next annual meeting of shareholders. A representative of KPMG LLP is expected to attend the meeting. At that time the representative will have the opportunity to make a statement if desired and will be available to respond to appropriate questions.

For the fiscal year ended December 31, 2001, KPMG LLP were paid $510,000 for audit services, $74,000 for audit related services including letters to underwriters and review of registration statements and $351,000 for non-audit services consisting primarily of taxation services.

Confirm Repeal of Bylaw No. 4 and Enactment of Bylaw No. 6

The board repealed the corporation's bylaw no. 4 and enacted bylaw no. 6 on February 7, 2002. The bylaw changes principally reflect recent amendments made to the CBCA, including amendments facilitating electronic communications with directors and shareholders and broadening the indemnification of officers and directors. The shareholders are being asked to pass the resolution in schedule C to this circular to confirm the repeal of bylaw no. 4 and the enactment of bylaw no. 6. The text of bylaw no. 6 is attached as schedule D to this circular.

In order to be approved, the resolution must be passed by a majority of the votes cast by the shareholders, in person or by proxy, at the meeting, failing which the repeal and replacement of bylaw no. 4 by the directors will cease to be effective.

The board recommends that shareholders vote FOR the resolution confirming the repeal of bylaw no. 4 and the enactment of bylaw no. 6.

Amendment of Cameco's Articles

Background and Purpose of Special Meeting

On June 14, 2001, an *Act to amend the Eldorado Nuclear Limited Reorganization and Divestiture Act and the Petro-Canada Public Participation Act* (Amending Act) became law. In summary, the Amending Act provides that the articles of Cameco may be amended to allow for a 15% individual non-resident share ownership limit (up from the current 5% limit) and to increase the limit on aggregate non-resident ownership voting rights from 20% to 25%. These provisions are described in more detail in the section of this circular entitled Articles of Amendment.

To implement these amendments, at the meeting shareholders will be asked to consider and, if thought fit, to pass a special resolution (special resolution) to amend the articles of Cameco as permitted by the Amending Act. The text of the special resolution is attached as schedule E to this circular. **In order to be effective, the special resolution must be passed by not less than two-thirds of the votes cast by the shareholders, in person or by proxy, at the meeting.** The special resolution will not become effective following its approval by the shareholders until the subsequent filing of the articles of amendment implementing the special resolution with the Director under the CBCA. Shareholders will have the right to dissent in respect of the special resolution in accordance with the provisions of the CBCA (see Right to Dissent on page 10).

Articles of Amendment

The ENL Reorganization Act requires that the articles include certain restrictions on the ownership and voting of voting shares of the corporation (see page 4 of this circular under the heading *Restrictions on Share Ownership and Voting*) and certain other provisions. Relevant definitions from the ENL Reorganization Act are set out in schedule A to this circular.

On June 14, 2001, the Amending Act became law, amending certain non-resident ownership and voting restrictions set out in the ENL Reorganization Act. These changes are summarized as follows:

1. The ENL Reorganization Act currently mandates that Cameco's articles contain the Individual Non-Resident Ownership Restriction (see page 4 of this circular under the heading Individual Non-Resident Ownership Restriction). The Amending Act provides that the Individual Non-Resident Ownership Restriction may be increased from 5% to 15%, which would allow any one individual, together with that person's associates, to hold, beneficially own or control, directly or indirectly, otherwise than by security only, voting shares to which are attached up to 15% of the votes that may ordinarily be cast to elect directors of Cameco.

2. The ENL Reorganization Act currently mandates that Cameco's articles contain the Non-Resident Voting Restriction (see page 5 of this circular under the heading Non-Resident Voting Restriction). The Amending Act provides that the Non-Resident Voting Restriction may be increased from 20% to 25%, which would permit the votes attaching to the shares held, beneficially owned or controlled, directly or indirectly by all non-residents together, and cast at any meeting of shareholders, to be counted or pro-rated, to represent up to 25% of the total number of votes cast by shareholders at that meeting.

The board recommends that shareholders vote FOR the special resolution to amend the articles. The board reserves the right, in its sole discretion, to withdraw the special resolution at any time before the vote by shareholders on the special resolution is held if, among other things, taking into account the number of dissenting shareholders of which Cameco has been advised, or for any other reason, the directors deem it would not be in the best interests of Cameco to proceed with the amendment of the articles.

The directors will also be authorized by the special resolution to revoke the special resolution before it is acted upon without further approval of the shareholders.

Right to Dissent

Under the provisions of section 190 of the CBCA, a registered shareholder of the corporation is entitled to send to the corporation a written objection to the special resolution in respect of approval of the proposed amendment to Cameco's articles. In addition to any other right a holder of shares may have when the articles of amendment implementing the special resolution become effective, a registered shareholder of the corporation who complies with the dissent procedure under section 190 of the CBCA is entitled to be paid the fair value of the shares held by him or her in respect of which he or she dissents, determined as at the close of business on the day before the special resolution is adopted.

The dissent procedure provided by section 190 of the CBCA is summarized in schedule F to this circular. Holders of shares who may wish to dissent are referred to such schedule. A shareholder may only exercise the right to dissent under section 190 of the CBCA in respect of shares which are registered in that shareholder's name. Failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of the right to dissent.

For the convenience of shareholders, a summary of the tax consequences to shareholders who exercise their right to dissent in accordance with the CBCA and whose shares are acquired by Cameco is set out in schedule G to this circular.

SUMMARY OF EXECUTIVE COMPENSATION AND OTHER RELATED ITEMS

Summary Compensation Table

The summary compensation table sets forth the annual compensation, the long-term compensation and all other compensation awarded to the chief executive officer and the four other most highly compensated executive officers performing a policy-making function in respect of the corporation (named executives) during the fiscal years 2001, 2000 and 1999.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-term Compensation Awards	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options Granted (#)	All Other Compensation ($)
Bernard M. Michel	2001	680,000	340,000	17,414	27,000	1,087,771 [2]
Chair & CEO	2000	650,000	175,000	28,809	24,000	87,417 [3]
	1999	575,000	225,000	28,268	24,000	89,464 [4]
Gerald W. Grandey	2001	515,000	230,000	41,086	24,000	227,778 [5]
President	2000	500,000	125,000	46,239	21,000	291,804 [6]
	1999	475,000	175,000	39,173	21,000	224,752 [7]
David M. Petroff	2001	264,000	105,000	8,549	21,000	1,782 [8]
Sr. VP, Finance &	2000	255,000	55,000	14,214	15,000	1,710 [9]
Administration & CFO	1999	227,000	75,000	12,660	15,000	1,377 [10]
Gary M.S. Chad	2001	210,000	74,000	3,606	21,000	1,416 [11]
Sr. VP, Law,	2000	201,000	42,000	3,830	15,000	4,612 [12]
Regulatory Affairs &	1999	180,000	60,000	3,190	15,000	4,164 [13]
Corporate Secretary						
Rita M. Mirwald	2001	204,000	71,000	7,753	21,000	14,876 [14]
Sr. VP, Human	2000	195,000	40,000	8,807	15,000	17,262 [15]
Resources & Corporate	1999	185,000	60,000	7,596	15,000	16,926 [16]
Relations						

[1] *Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for any of the named executives and as a result are not included in the amounts shown. The amounts in this column relate to the dollar value of imputed interest benefits computed in accordance with the Income Tax Act (Canada) for loans provided to named executives under the stock option plan; for Mr. Grandey, in addition for 1999, 2000 and 2001 for a loan; and for Mr. Petroff, in addition for 1999, 2000 and 2001 for a housing loan.*

[2] *In 2001, in recognition of his past service to the corporation and to more fully strengthen the alignment of his interests with shareholder interests, a $3,000,000 special employee benefit plan was established for Mr. Michel. $2,000,000 was used to purchase Cameco shares and the remaining $1,000,000 was used to purchase investments, all for the benefit of Mr. Michel. One-third of the Cameco shares and investments purchased vested on January 2, 2001, another one-third vested on January 2, 2002 and the remaining one-third will vest on January 2, 2003, provided that Mr. Michel does not resign from Cameco or is not terminated for just cause. In addition, in 2001, a pension top-up of $84,387.00 and term life insurance premiums of $3,384 were paid on behalf of Mr. Michel.*

[3] *This amount represents a pension top-up of $77,505, Cameco share savings plan contributions of $6,528, and term life insurance premiums of $3,384 paid on behalf of Mr. Michel in 2000.*

[4] *This amount represents a pension top-up of $80,287, Cameco share savings plan contributions of $6,144, and term life insurance premiums of $3,033 paid on behalf of Mr. Michel in 1999.*

[5] *The corporation agreed to provide to Mr. Grandey annually beginning in 1998 an allowance equal to the difference between the Canadian income tax payable by Mr. Grandey on his base salary and executive cash bonus and the United States income tax payable on the same amounts. As well the corporation also committed to provide to Mr. Grandey commencing in 1998 a currency protection allowance to compensate him for any cash compensation received by him when the Canadian dollar to the United States dollar exchange rate was less than .725. Pursuant to this agreement, a tax equalization payment of $180,811 and a currency protection allowance of $43,583 were paid to Mr. Grandey in 2001. The amount of term life insurance premiums paid on his behalf in 2001 was $3,384.*

[6] *A tax equalization payment of $243,526 and a currency protection allowance of $44,908 were paid to Mr. Grandey in 2000 (see Note 5). The amount of term life insurance premiums paid on his behalf in 2000 was $3,370.*

[7] *A tax equalization payment of $209,120 and a currency protection allowance of $12,751 were paid to Mr. Grandey in 1999 (see Note 5). The amount of term life insurance premiums paid on his behalf in 1999 was $2,881.*

[8] *This amount represents term life insurance premiums of $1,782 paid on behalf of Mr. Petroff in 2001.*

[9] *This amount represents term life insurance premiums of $1,710 paid on behalf of Mr. Petroff in 2000.*

[10] *This amount represents term life insurance premiums of $1,377 paid on behalf of Mr. Petroff in 1999.*

[11] *This amount represents term life insurance premiums of $1,416 paid on behalf of Mr. Chad in 2001.*

[12] *This amount represents Cameco share savings plan contributions of $3,264 and term life insurance premiums of $1,348 paid on behalf of Mr. Chad in 2000.*

[13] *This amount represents Cameco share savings plan contributions of $3,072 and term life insurance premiums of $1,092 paid on behalf of Mr. Chad in 1999.*

[14] *This amount represents defined contribution pension plan contributions of $13,500 and term life insurance premiums of $1,376 paid on behalf of Ms. Mirwald in 2001.*

[15] *This amount represents defined contribution pension plan contributions of $13,500, Cameco share savings plan contributions of $2,448, and term life insurance premiums of $1,314 paid on behalf of Ms. Mirwald in 2000.*

[16] *This amount represents defined contribution pension plan contributions of $13,500, Cameco share savings plan contributions of $2,304, and term life insurance premiums of $1,122 paid on behalf of Ms. Mirwald in 1999.*

Cameco Share Savings Plan and Stock Option Plan

Cameco Share Savings Plan

In October 1990, Cameco offered to its directors, officers and employees a one-time opportunity to purchase unsecured 10-year, 11% bonds of Cameco. The aggregate principal amount of bonds made available was $25,000,000. Seventy-three (73%) of the persons eligible purchased $23,529,000 of the bonds. Eight hundred and forty-nine (849) persons, including the named executives employed at the time, initially participated in the plan.

Pursuant to the plan Cameco offered financial assistance in order to enable directors, officers and employees to purchase the bonds. Each director, officer and employee was entitled to apply for a loan to a maximum of three times the individual's base annual remuneration (directors' fees, in the case of directors). A total of $23,529,000 was borrowed by the persons eligible and the interest rate charged on the loans was the same as the interest rate payable on the bonds. The loans were secured by a pledge of the bonds so purchased. Interest was payable annually by way of setoff against the interest earned on the bonds. The principal amount of the loans were repaid over 10 years by payroll deduction with partially matching contributions. At any quarter end after December 31, 1993 and subject to certain provisions, participants were entitled to exchange fully paid bonds for shares at an exchange price equal to 90% ($11.25) of the offering price of the shares under Cameco's initial public offering. As of December 31, 2000, all of the principal amount of the loans were repaid. Bonds outstanding at that time in the amount of $6,363,000 were converted to 565,485 common shares of Cameco and the remainder of $459,000 was paid out to bondholders in cash.

Stock Option Plan

In 1992, Cameco established a stock option plan to encourage directors, officers and employees of the corporation and its subsidiaries to promote the long-term growth and profitability of the corporation by providing them with the opportunity to acquire shares through options. In 2001, 342 employees including the named executives participated in the program. Discussed below are Cameco's original stock option plan terms, which applied from 1992 to February 1999, and Cameco's amended stock option plan terms, which took effect in February, 1999. For details of the 2001 grants of options to the named executives and the fiscal year option values, see the tables following the description of the Cameco stock option plan.

Original Stock Option Plan Terms

Common shares of Cameco are the securities underlying the options granted under Cameco's stock option plan. Under Cameco's original plan, three types of options were granted: standard options, reload options and additional options. Any grant under this plan included an equal number of standard options and reload options. The exercise price of the standard and reload options which were issued is the closing price on The Toronto Stock Exchange (TSE) the day before the grant. Standard options are exercisable for a period of seven years commencing three years after the date of the grant. Reload options are exercisable immediately after the date of the grant for a period of 10 years. Upon issuance of the reload options an equal number of additional options are approved to be granted automatically upon exercise of reload options. The additional options permit the holder to acquire Cameco shares after a period of three years and for a period of seven years thereafter provided that at the time of exercise the holder has owned the shares acquired on the exercise of the reload options for a period of at least three years.

The exercise price for the additional options is the closing price on the TSE the day before the exercise of the reload options. Upon the exercise of reload options, a loan was granted for the purchase price of the shares. The principal of the loan bears interest at a rate equal to the dividend rate on the shares. The principal of the loan is repayable in five annual installments commencing not later than the sixth anniversary of the date of the grant of the exercised reload options to which the loan is related. The loan is to be repaid starting on the sixth anniversary date of the loan by equal 10% annual installments for four years followed by a payment of 60% in year 10. For insiders of the corporation if in any repayment year the closing price of the common shares on the TSE remains at or above the price at which the common shares were purchased with the loan proceeds for ten consecutive trading days, the insider must forthwith repay an additional installment so that 20% of the original amount of the loan is to be repaid in that year in total. No new loans were granted under the program after February 4, 1999.

With the approval of the TSE, in May 1999 Cameco instituted a one time loan forgiveness program. Other than insiders, which includes the named executives, officers and directors, employees could amend the terms of any loan granted by Cameco to purchase shares at or above a price of $32.25 by signing a loan amending agreement on or before June 30, 1999. Under the amended loan terms, Cameco's recourse to collect the outstanding balance of any employee's loan, after sale of the employee's shares held as security, is limited to the amount which ensures that Cameco has received a minimum principal repayment under the loan of $32.25 times the number of shares purchased with the loan (minimum amount). Cameco retains all repayments on the loan received in excess of the minimum amount to the maximum amount of the original loan plus interest. The amount of any loan forgiveness is a taxable benefit for the employee. Of the 102 eligible employees, 100 participated in the program.

All unexercised options under the plan terminate 30 days following the date employment ceases or a director ceases to be a director, except in the event of retirement, disability or death, in which case all unexercised options terminate in three years.

Amended Stock Option Plan Terms

Commencing in 1999, under Cameco's stock option plan only standard options have and will be granted, which will expire eight years after the date of the grant. Of the number of standard options granted, from and after the first anniversary of the date of grant, one-third of the options are exercisable by the holder, from and after the second anniversary of the date of grant, two-thirds of the options are exercisable by the holder, and from and after the third anniversary of the date of grant, and each year thereafter until the options expire, all of the options are exercisable by the holder.

The following table sets forth the options granted during the fiscal year ended December 31, 2001 to the named executives:

OPTION GRANTS IN FISCAL YEAR ENDING DECEMBER 31, 2001

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in 2001	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Bernard M. Michel	27,000	5.6%	28.83	28.83	February 21, 2009
Gerald W. Grandey	24,000	5.0%	28.83	28.83	February 21, 2009
David M. Petroff	21,000	4.3%	28.83	28.83	February 21, 2009
Gary M.S. Chad	21,000	4.3%	28.83	28.83	February 21, 2009
Rita M. Mirwald	21,000	4.3%	28.83	28.83	February 21, 2009

The following table shows for each named executive officer: the number of common shares acquired through stock options during the fiscal year ended December 31, 2001, the aggregate value realized upon exercise, and the number of Cameco shares covered by unexercised options under the Cameco's stock option plan as at December 31, 2001. Value realized upon exercise is the difference between the fair market value of Cameco common shares on the exercise date and the exercise price of the option. Value of unexercised in-the-money options at fiscal year end is the difference between the exercise price of the options and of the fair market value of Cameco shares on December 31, 2001, which was $39.25 per share.

AGGREGATE OPTION EXERCISES IN 2001 AND 2001 YEAR-END OPTION VALUES

	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at Fiscal Year-End		Net Value of Unexercised In-the Money Options before Tax at Fiscal Year-End	
Name	(#)	($)	(#)		($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Bernard M. Michel	0	0	153,750	51,000	$773,313	$669,340
Gerald W. Grandey	0	0	96,000	45,000	$380,875	$589,580
David M. Petroff	5,000	$53,750	33,000	36,000	$140,000	$461,320
Gary M.S. Chad	22,000	$282,388	28,000	64,000	$1,850	$469,260
Rita M. Mirwald	11,800	$207,416	49,000	36,000	$108,000	$461,320

Pension Plans

Cameco's five executive officers, ten vice-presidents, eleven retirees and two officers of Cameco's wholly owed subsidiaries participate in the Cameco Corporation executive pension program. This program is a non-contributing supplemental defined benefit plan which is being funded by Cameco. Messrs. Michel, Grandey, Petroff and Chad also participate in the Cameco defined benefit pension plan for senior executives, which is a non-contributory funded registered defined benefit pension plan. The overall benefits payable under the plans equal 1.8% of the average of the individuals highest three years of base salary (excluding bonuses and taxable benefits) times the number of years of service (see Pension Table I below). For the years of service commencing on or after January 1, 1998, the benefits payable under the plan for Cameco's five executive officers will be 3% (see Pension Table II below). Full benefits are payable at a normal retirement age which is age 65. However, full benefits are also payable at age 60 if the individual has 20 years of service. Pension benefits are paid as a joint annuity with a surviving spouse pension of 60% of the member's pension. Benefits are not subject to deduction for social security or other offset amounts. Estimated annual benefits payable upon retirement to the named executives of the specific compensation and years of credited service classifications are as shown in the following tables. The first table (Pension Table I) represents benefits related to credited service up to January 1, 1998 and the second table which is applicable only for the executive officers (Pension Plan Table II) represents benefits related to years of service after this date.

Remuneration ($)	PENSION PLAN I ($ PER YEAR) Years of Service						
	5	10	15	20	25	30	35
$200,000	$18,000	$ 36,000	$ 54,000	$ 72,000	$ 90,000	$108,000	$126,000
$300,000	$27,000	$ 54,000	$ 81,000	$108,000	$135,000	$162,000	$189,000
$400,000	$36,000	$ 72,000	$108,000	$144,000	$180,000	$216,000	$252,000
$500,000	$45,000	$ 90,000	$135,000	$180,000	$225,000	$270,000	$315,000
$600,000	$54,000	$108,000	$162,000	$216,000	$270,000	$324,000	$378,000
$700,000	$63,000	$126,000	$189,000	$252,000	$315,000	$378,000	$441,000

Remuneration ($)	PENSION PLAN II ($ PER YEAR) Years of Service						
	5	10	15	20	25	30	35
$200,000	$ 30,000	$ 60,000	$ 90,000	$120,000	$150,000	$180,000	$210,000
$300,000	$ 45,000	$ 90,000	$135,000	$180,000	$225,000	$270,000	$315,000
$400,000	$ 60,000	$120,000	$180,000	$240,000	$300,000	$360,000	$420,000
$500,000	$ 75,000	$150,000	$225,000	$300,000	$375,000	$450,000	$525,000
$600,000	$ 90,000	$180,000	$270,000	$360,000	$450,000	$540,000	$630,000
$700,000	$105,000	$210,000	$315,000	$420,000	$525,000	$630,000	$735,000

The estimated full years of credited service in the plans at their normal retirement date, for the named executives, are as follows:

	Years of Credited Service Up to January 1, 1998	Years of Credited Service After January 1, 1998	Full Years of Credited Service
B. Michel	9.21	5.16	14.37
G. Grandey	5.00	13.50	18.50
D. Petroff	0.92	24.83	25.75
G. Chad	7.12	18.88	26.00
R. Mirwald	17.67	9.33	27.00

Employment Contracts

The corporation has an employment contract with each of the named executives.

Pursuant to his employment contract, on retirement, Mr. Michel will receive a retiring allowance for each full year he was employed by Cameco in an amount equal to 10% of his base salary in each year of employment. Also he will receive, if terminated without cause, the remaining base salary and benefits which he is entitled to be paid under his employment contract until February 3, 2003. In addition, in 2001, in recognition of his past service to the corporation and to more fully strengthen the alignment of his interests with shareholder interests, a $3 million special employee benefit plan was established for Mr. Michel. $2 million was used to purchase Cameco shares and the remaining $1 million was used to purchase investments, all for the benefit of Mr. Michel. One-third of the Cameco shares and investments purchased vested on January 2, 2001, another one-third vested on January 2, 2002 and the remaining one-third will vest on January 2, 2003 provided that Mr. Michel does not resign from Cameco or is not terminated for just cause.

The corporation agreed to provide Mr. Grandey annually an allowance equal to the difference between the Canadian income tax payable by Mr. Grandey on his base salary and executive cash bonus and the United States income tax payable on the same amounts. As well, the corporation also committed to provide Mr. Grandey a currency protection allowance to compensate him for any cash compensation received by him when the Canadian dollar to the United States dollar exchange rate was less than .725. Under his employment contract, Mr. Grandey, if terminated without cause, is entitled to receive a sum equal to two times his base salary at the time, plus benefits.

Pursuant to their employment contracts, Mr. Petroff, Mr. Chad and Ms. Mirwald are entitled to receive, if terminated without cause, a sum equal to two times base salary at the time, plus benefits.

Remuneration of Directors

The non-employee directors of the corporation are each paid $15,000 per annum plus $1,000 for each attendance at a meeting of the board or a meeting of a committee of the board. Each non-Canadian resident director receives a travelling fee equal to $1,000 for each board or committee meeting attended. The lead director, Nancy E. Hopkins, with a special corporate governance role to play in the corporation, received additional compensation of $15,000 for serving in this capacity in 2001. The chair of each board committee receives an annual retainer of $3,750. Mr. Auston received additional compensation of $7,500 for serving as a director of a subsidiary of the corporation. Mr. Dornier, who retired as a director in September 2001, received additional compensation of US$7,500 for serving as a director of certain subsidiaries of the corporation. The annual retainers, meeting fees and travelling fees are paid in United States dollars to the three non-Canadian resident directors. The directors received aggregate compensation from the corporation during the year ended December 31, 2001 in the amount of $481,990 of which $290,100 was paid in cash and the remainder by issuance of deferred share units.

In order to greater align the interests of directors and shareholders, Cameco adopted share ownership guidelines and a deferred share unit (DSU) plan for directors. Each director is required to hold a minimum of 3,000 common shares or DSU's. A DSU is a notional unit that reflects the market value of a single common share of Cameco. Existing directors have 5 years from July 1, 2000 to reach the required ownership level. New directors will have 5 years from becoming a director to meet the ownership level. Until a director meets the share ownership level, one-half of that director's remuneration is to be satisfied by the granting of DSUs. The DSUs will be redeemed upon retirement or termination of a director for cash based upon the weighted average of the closing prices of the common shares of Cameco on the TSE for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by that director.

In addition, the directors participate in the stock option plan. In 2001, each of the non-employee directors received 3,000 standard options under the plan. Nancy Hopkins, in her role as lead director, received 4,500 standard options under the plan.

Directors are reimbursed for travel and other out-of-pocket costs incurred in attending board and committee meetings. Mr. Auston is (and Mr. Dornier, a former director, was) reimbursed for travel and other out of pocket costs incurred in attending board meetings of certain subsidiaries of the corporation.

Composition of the Compensation and Human Resources Committee

The following outside directors served as members of the compensation and human resources committee (committee) of Cameco during the fiscal year ended December 31, 2001. All served for the entire year:

John R. McCaig, chair
James R. Curtiss
J.W. George Ivany
Robert W. Peterson

None of the committee members were or are employees or officers of the corporation or any of its subsidiaries. All of the committee members are participants in Cameco's stock option plan. Messrs. Curtiss and Peterson are indebted to the corporation under the terms of the loans granted under the Cameco stock option plan.

Report on Executive Compensation

a) *Executive Compensation Philosophy*

The corporation's philosophy is to provide executive compensation which will:

- attract and retain a competent management team;
- focus management's attention on shareholder wealth creation; and
- reward successful completion of performance objectives.

The corporation's executive compensation program has three components: base salary, an executive cash bonus program and a stock option plan.

b) *Cameco's Executive Compensation*

i) *Base Salary*

The salaries of the named executives are reviewed annually by the committee. To the extent possible, comparisons are made with salaries for similar positions in the Canadian mining industry as reported by independent national salary surveys.

ii) *Executive Cash Bonus Program*

The committee administers the formal executive cash bonus program which offers short-term performance incentives to the executive officers of the corporation including the named executives as part of Cameco's overall executive compensation package.

Under the executive cash bonus program, annual awards are calculated based on corporate objectives achieved and on individual performance ratings for each participant. The corporate performance rating is determined by reference to defined annual objectives, including operational achievements, strategic initiatives, financial results, shareholder return and other results. Individual performance assessments are determined through objective performance ratings for meeting specific annual goals set at the beginning of the year and by subjective evaluations of performance. Under the program a profitability modifier, being the annual return on average capital, is applied to ensure bonuses are sensitive to the achievement by the corporation of a target level of profitability. More weight is given to corporate performance than individual performance in the calculation of bonus awards.

iii) *Stock Option Plan*

In 2001, 342 persons, including the named executives, participated in the stock option plan. The committee recommends annually to the board which employees will be granted options and the number of options to be granted. The number of options to be allocated annually among directors, officers, executives and other employees is based on guideline amounts. Stock options granted to employees below the executive level are within established ranges depending upon the employee's level in the organization and the employee's performance. The committee believes that the granting of stock options is an effective way of ensuring executive and employee commitment to the longer term interest of the corporation and its shareholders.

c) *Committee's Annual Compensation Review Process*

Cameco's compensation and human resources committee annually reviews the recommendations of the chief executive officer respecting the salary and executive cash bonus awards for Cameco's executive officers, and respecting all stock option awards, and makes recommendations to the board for approval. The committee separately reviews the compensation for the chief executive officer and similarly makes a recommendation to the board.

d) 2001 Corporate Performance and Chair and CEO Compensation

The committee annually reviews the performance and the salary of the chair and chief executive officer and reports thereon to the board. The review includes a comparison with salaries for similar positions in various industries and in the Canadian mining industry as reported from time to time by independent national salary surveys, and among other performance measures, the corporation's financial and operational performance; strategies employed to secure future gains for the corporation's shareholders; and overall leadership. This review is the basis upon which his compensation is determined.

The committee's review of corporate financial performance noted that net earnings in 2001 were $56 million compared to $45 million in 2000 an increase of 24% before including the effects of special items in 2000. The committee also noted that net earnings of the corporation improved in 2001 despite continued low market prices for uranium and gold.

The operational performance review noted that the corporation achieved production of 18 million pounds of U_3O_8 at the McArthur River-Key Lake operations in 2001, in the first full year of operation. Among the year's other notable successes was Cameco's employees and long-term contractors outstanding safety record in 2001. Cameco employees and its long-term contractors recorded their best ever accident frequency of .22 per 200,000 person hours worked.

The committee noted that Cameco diversified its business in May 2001 by acquiring a 15% interest in the Bruce Power Limited Partnership which leases and operates the Bruce nuclear reactors in Ontario. In addition, Bruce Power decided in 2001 to invest $340 million to restart, subject to regulatory approval, two units at the Bruce A nuclear plant in 2003, increasing Bruce Power's generation capacity by almost 50%.

Based on its review, the committee awarded Mr. Michel a bonus for his 2001 performance of $340,000, a figure resulting from the application of the formal executive cash bonus program. For 2000, Mr. Michel received a $175,000 bonus under this program. In calculating his 2001 executive cash bonus, the committee assessed the 2001 corporate performance to arrive at a corporate performance rating. It also arrived at an individual subjective performance rating for Mr. Michel by assessing his performance during the year against objectives and goals previously set for him by the committee.

Mr. Michel received a salary increase of 4.6% in 2001 to an annual salary of $680,000. In 2001, in recognition of his past service to the corporation and to more fully strengthen the alignment of his interests with shareholder interests, a $3 million special employee benefit plan was established for Mr. Michel. $2 million was used to purchase Cameco shares and the remaining $1 million was used to purchase investments, all for the benefit of Mr. Michel. One-third of the Cameco shares and investments purchased vested on January 2, 2001, another one-third vested on January 2, 2002 and the remaining one-third will vest on January 2, 2003 provided that Mr. Michel does not resign from Cameco or is not terminated for just cause.

Mr. Michel was also granted options to purchase 27,000 shares on February 22, 2001 at $28.83 per share. The committee believes that this level of option award places the proper emphasis on stock appreciation in Mr. Michel's total compensation package and further strengthens the alignment of his interests with those of Cameco's shareholders.

Presented by the committee:
John R. McCaig, chair
James R. Curtiss
J.W. George Ivany
Robert W. Peterson

e) *Performance Graph*[1, 2]

The following compares the total cumulative shareholder return for $100 invested in common shares of Cameco on July 4, 1991, Cameco's first trading day on The Toronto Stock Exchange (TSE), with the cumulative total return of the TSE 300 stock index for the most recently completed financial years since that date.



500
400
300
200
100
0
CAMECO
TSE 300
100
103
138
230
256
422
461
393
236
192
235
359
100
103
102
135
134
154
198
227
224
295
316
275
Jul-91
91
92
93
94
95
96
97
98
99
2000
2001

1 *Dividends declared on common shares of Cameco are assumed to be reinvested at the share price on the payment date. The TSE 300 Index is the total return index, including dividends reinvested.*

2 *The total cumulative shareholder return for $100 invested in common shares of Cameco on July 4, 1991 at December 31, 2001 as shown in the above performance graph was 359. The TSE cumulative total return of the TSE 300 index at December 31, 2001 as shown in the above performance graph was 275.*

Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Programs

Directors and officers of the corporation may be indebted to Cameco under a securities purchase program pursuant to the old stock option plan. The aggregate indebtedness under the securities purchase program of all present or former directors and officers as at March 1, 2002 is $3,147,984.

Directors, executive officers and senior officers of the corporation are not indebted to Cameco other than for routine indebtedness and under the terms of the securities purchase program. The following table sets forth the indebtedness of Cameco's directors, executive officers and senior officers under the securities purchase program as at March 1, 2002:

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

Name and Principal Position	Involvement of Issuer or Subsidiary ($)	Largest Amount Outstanding During 2001 ($)	Amount Outstanding at March 1, 2002 ($)	Common Shares Bought with Financial Assistance During 2001 (#)	Security for Debt
Bernard M. Michel Chair & CEO	Cameco	717,470	378,280	0	common shares
Gerald W. Grandey President	Cameco	1,014,500	905,150	0	common shares
David M. Petroff Senior VP, Finance & Administration & CFO	Cameco	203,200	0	0	common shares
Rita M. Mirwald Senior VP, Human Resources & Corporate Relations	Cameco	194,119	173,460	0	common shares
Gary M.S. Chad Senior VP, Law, Regulatory Affairs & Corporate Secretary	Cameco	83,800	83,800	0	common shares
Harry D. Cook Director	Cameco	15,928	10,985	0	common shares
James R. Curtiss Director	Cameco	68,035	62,920	0	common shares
Justus Dornier Former Director	Cameco	39,890	28,104	0	common shares
Nancy E. Hopkins Director	Cameco	125,144	110,968	0	common shares
Robert W. Peterson Director	Cameco	109,216	104,101	0	common shares

Corporate Governance

The board of directors and management of Cameco believe in the importance of good corporate governance, recognizing that it is central to strong performance by the corporation.

Cameco's board has the responsibility for the stewardship of the corporation which it seeks to discharge by establishing policy and supervising management. Cameco's board of directors has five standing committees: the strategic planning committee, the audit committee, the environmental and safety committee, the compensation and human resources committee, and the nominating and corporate governance committee. The strategic planning committee reviews the business strategy of the corporation. The audit committee's role is to review and recommend to the board the approval of the annual audited financial statements and the appointment of auditors and to review quarterly unaudited statements and other disclosure documents. It also has the responsibility for overseeing internal control procedures, the corporate hedging policy and audits. The environmental and safety committee makes recommendations to the board respecting Cameco's environmental and safety policies and management systems. The compensation and human resources committee's responsibilities are to make recommendations to the board respecting senior management compensation, performance, succession planning and the human resources and training policies for the corporation. It also is responsible for pension plan governance, including the supervision of the management of Cameco's pension plans. The function of the nominating and corporate governance committee is to make recommendations to the board for the nomination of directors and committee members, and to assess the performance of the board of directors. It also has the responsibility for evaluating and advising the board on Cameco's approach to corporate governance.

To encourage board renewal, Cameco's board has adopted a retirement and term limit policy for board members. Cameco's board has adopted a retirement age of 70 years and a term limit of nine consecutive years. The retirement age for current and future board members can be extended at the discretion of the board from 70 years to a maximum of 75 years of age. The term limit for current and future directors can also, at the discretion of the board, be extended from nine consecutive years to a maximum of twelve consecutive years. This policy does not apply to board members who are full-time employees of the corporation.

Cameco's corporate governance practices are set out in schedule B of this circular with reference to the guidelines for improved corporate governance contained in the report of The Toronto Stock Exchange committee on corporate governance in Canada dated December 1994 (TSE report).

ADDITIONAL ITEMS

Directors' and Officers' Liability Insurance

The corporation maintains a directors' and officers' liability insurance policy. Coverage is $50 million per occurrence and limited to $50 million in each policy year subject to a $250,000 deductible to be paid by the corporation. The annual premium is $150,000.

The corporation has agreed to indemnify each director and officer against all costs, charges and expenses reasonably incurred in respect of any action or proceeding to which any such person is made a party by reason of being a director or officer of the corporation, subject to the limitations as contained in the CBCA.

Shareholder Proposals for Next Year's Annual Meeting

The CBCA permits certain eligible shareholders of the corporation to submit shareholder proposals to the corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the corporation must receive shareholder proposals for the annual meeting of shareholders of the corporation to be held in 2003 is December 2, 2002.

Delivery of Additional Information

Any shareholder of record of the corporation or any other person or company who wishes to receive a copy of the corporation's current annual information form or audited financial statements for the year ended December 31, 2001, may obtain a copy of each by writing to: Cameco Corporation, 2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3, Attention: Gary M.S. Chad.

Board Approval

The contents and the sending of this circular have been approved by the board.

"Gary M.S. Chad"

Gary M.S. Chad
Senior Vice-President,
Law, Regulatory Affairs
and Corporate Secretary

March 1, 2002

SCHEDULE A

Interpretation

For the purposes of this management proxy circular:

*a person is an associate * of another person if:*

(i) one is a corporation of which the other is an officer or director;

(ii) one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii) one is a partnership of which the other is a partner;

(iv) one is a trust of which the other is a trustee;

(v) both are corporations controlled by the same person;

(vi) both are members of a voting trust or parties to an arrangement that relates to voting shares of the corporation; or

(vii) both are at the same time associates, within the meaning of any of (i) to (iv) above, of the same person;

provided that:

(viii) if a resident associated with a non-resident submits to the board of directors of the corporation a statutory declaration stating that no voting shares of the corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

(ix) two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(x) if any person appears to the board to hold voting shares to which are attached not more than the lesser of four-one-hundredths of 1% of the votes that may be cast to elect directors of the corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

"beneficial ownership" includes ownership through a trustee, legal representative, agent or other intermediary.

"control" means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

"non-resident" means:

- (i) an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;
- (ii) a corporation incorporated, formed or otherwise organized outside Canada;
- (iii) a foreign government or agency thereof;
- (iv) a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;
- (v) a trust
  - (a) established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents or
  - (b) in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

(vi) a corporation that is controlled by a trust described in (v) on the previous page.

"person" includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

"resident" means an individual, corporation, government or agency thereof or trustee that is not a non-resident.

* *For the purpose of schedule B, "associate" shall also mean any relative of such person, including a spouse, or any relative of the spouse, who has the same home as such person.*

The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the articles of the corporation.

SCHEDULE B

TSE Corporate Governance Committee's Guidelines	Cameco's Corporate Governance Practices	Consistent with Guidelines? **
1. The board should explicitly assume responsibility for the stewardship of the corporation, specifically for:	The board of directors (board) has a formal mandate with the responsibility for the stewardship of the corporation, which it seeks to discharge by establishing policy and supervising management.	Yes
a. Adoption of a strategic planning process;	The corporation's comprehensive strategic planning process results in the annual review and approval by the board of a strategic plan, a one-year budget and a two-year financial plan. The board's strategic planning committee reviews the strategic plan with management throughout the year.	Yes
b. Identification of principal risks and implementing risk management systems;	The principal risks of Cameco's business are discussed by the board in its deliberations, particularly during the strategic planning and budgeting processes. The board sets policies after recommendations by the audit committee and the environmental and safety committee for the implementation and monitoring of systems to address certain risks.	Yes
c. Succession planning and monitoring senior management;	The compensation and human resources committee annually reviews the adequacy of the corporation's succession plan, formally evaluates the performance of senior management and sets specific goals for the corporation and senior management to meet, all of which is subsequently reviewed by the board.	Yes
d. Communications policy; and	Cameco is committed to openness, excellence and timeliness in communications with shareholders, employees and the public. Cameco's investor and corporate relations department provides information to current and potential shareholders and responds to their inquiries and concerns. The chief executive officer, the president and the chief financial officer meet periodically with financial analysts and institutional investors. Investor and corporate relations staff are also available by telephone and fax. Cameco maintains a website at www.cameco.com to provide information to shareholders and the public.	Yes

** *Are Cameco's practices generally consistent with the TSE corporate governance committee's guidelines?*

TSE Corporate Governance Committee's Guidelines			Cameco's Corporate Governance Practices	Consistent with Guidelines? **
	e.	Integrity of internal control and management information systems.	The integrity of Cameco's internal control and management information systems is monitored by the board and its committees. The audit committee is responsible for overseeing the internal controls over accounting and financial reporting systems. Quarterly financial presentations are made to the audit committee. The audit committee meets separately with the internal auditor and external auditors of the corporation both without the presence of management. The board receives comprehensive monthly written reports which include extensive financial information showing results and comparisons to budgets and forecasts. The board receives periodic financial presentations from the CFO as to results and forecasts. The environmental and safety committee of the board is responsible for the monitoring of the environmental and safety management systems at Cameco.	Yes
2.	a.	Majority of directors should be unrelated (free from any interests or relationship which could or could reasonably be perceived to materially interfere with the directors' ability to act in the best interests of the corporation, other than interests arising from shareholdings);	Bernard M. Michel, chair and CEO, Gerald W. Grandey, president and Harry D. Cook are the only related board members.	Yes
	b.	Disclosure of significant shareholder (ability to exercise a majority of votes to elect the directors).	Cameco has no significant shareholder as defined in the TSE report.	Yes

** *Are Cameco's practices generally consistent with the TSE corporate governance committee's guidelines?*

TSE Corporate Governance Committee's Guidelines	Cameco's Corporate Governance Practices	Consistent with Guidelines? **
3. Disclosure for each director, whether he or she is related, and how that conclusion was reached.	Bernard M. Michel: related – chair and CEO of Cameco. Gerald W. Grandey: related – president of Cameco. Harry D. Cook: related – Mr. Cook is the chief of Lac LaRonge Indian Band and chair of its wholly owned Kitsaki Development Corporation, the parent corporation of subsidiary companies which have service contracts with Cameco which are not material to Cameco but are material to Kitsaki Development Corporation. Joe F. Colvin: unrelated – Mr. Colvin is the President and Chief Executive Officer of Nuclear Energy Institute Inc., a nuclear industry association of which Cameco is a member. The board considered the size of the association, Mr. Colvin's position therein, and the relationship of Mr. Colvin to management. James R. Curtiss: unrelated – Winston & Strawn, the law firm of which Mr. Curtiss is a partner, performs legal services periodically for Cameco. The board considered the nature of the corporation's relationship with Winston & Strawn, the amount of legal fees, the size of law firm, and the relationship of Mr. Curtiss to management. Nancy E. Hopkins: unrelated – McDougall Gauley, the law firm of which Ms. Hopkins is a partner, performs legal services periodically for Cameco. The board considered the nature of the corporation's relationship with McDougall Gauley, the fact that Ms. Hopkins does not perform the services herself, the amount of legal fees, the size of the law firm, and the relationship of Ms. Hopkins to management.	Yes

** *Are Cameco's practices generally consistent with the TSE corporate governance committee's guidelines?*

TSE Corporate Governance Committee's Guidelines	Cameco's Corporate Governance Practices	Consistent with Guidelines? **
	For the rest of the directors, none of them or their "associates" has: ◦ worked for Cameco ◦ material contracts with Cameco ◦ received remuneration from Cameco in excess of fees and compensation as directors and committee members or as directors of subsidiaries of Cameco. John S. Auston – unrelated George S. Dembroski – unrelated J.W. George Ivany – unrelated Robert W. Peterson – unrelated Victor J. Zaleschuk – unrelated	
4. a. Appointment of a committee responsible for appointment/ assessment of directors; and	The nominating and corporate governance committee has the mandate to: ◦ establish qualifications and criteria for board membership ◦ recommend candidates for annual election and for filling vacancies on the board ◦ recommend committee members and the chair of the committees ◦ evaluate the performance of the board and of committees	Yes
b. Comprised exclusively of non-management directors, a majority of whom are unrelated.	Cameco's nominating and corporate governance committee is mandated to be comprised exclusively of non-management directors. All of the committee members are unrelated.	Yes
5. Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Every two years the nominating and corporate governance committee reviews the effectiveness of the board and its committees through the use of a confidential survey completed by each member, the results of which are subsequently discussed by the board, and by an interview of each member by the chair of the nominating and corporate governance committee and the chair of the corporation. In the alternate years the nominating and corporate governance committee assesses progress made in implementing changes resulting from this process.	Yes

** *Are Cameco's practices generally consistent with the TSE corporate governance committee's guidelines?*

TSE Corporate Governance Committee's Guidelines	Cameco's Corporate Governance Practices	Consistent with Guidelines? **
6. Provide orientation and education programs for new board members.	A director's manual is provided to all directors, which is updated from time to time. New board members receive a directors' orientation. There is an annual site visit to a Cameco-operated facility or other nuclear facilities for all directors. Cameco's nominating and corporate governance committee has the responsibility for orientation for new board members and for the ongoing education of all board members. Board and committee presentations by management include appropriate background educational information. The audit committee has instituted an education program for committee members. Other formal education and orientation programs will be considered from time to time.	Yes
7. Consider the size of the board, with a view to improving its effectiveness.	Cameco's present board size of 12 members brings the necessary skills and experience to board decision making to form an effective decision making body. Cameco's nominating and corporate governance committee annually assesses the size of the board and its composition to determine whether it has all of the necessary constituents for effective decision making.	Yes
8. Review of compensation of directors in light of risks and responsibilities.	The compensation and human resources committee is mandated to review and recommend to the board the remuneration for directors.	Yes
9. a. Committees should be generally composed of non-management directors; and	Committees are comprised solely of non-management members, except for the strategic planning committee, where Bernard M. Michel, chair and CEO and Gerald W. Grandey, president are members and the environmental and safety committee, where John Jarrell, vice-president, environment and safety, is a member.	Yes

** *Are Cameco's practices generally consistent with the TSE corporate governance committee's guidelines?*

TSE Corporate Governance Committee's Guidelines	Cameco's Corporate Governance Practices	Consistent with Guidelines? **
b. majority of committee members should be unrelated.	The majority of committee members are unrelated.	Yes
10. Appoint a committee responsible for approach to corporate governance issues.	The nominating and corporate governance committee is mandated to be responsible to the board for governance of Cameco, including: ◦ the corporation's approach to corporate governance issues ◦ the relationship of the board to management	Yes
11. a. Define limits to management's responsibilities by developing mandates for: (i) the board; and (ii) the CEO	The board has an express mandate. The CEO's limits of authority are clearly defined. The board must approve all decisions involving unbudgeted operating expenditures in excess of 10% of the total operating budget and unbudgeted project expenditures in excess of $5 million. The CEO's annual goals and objectives constitute his mandate on a year to year basis. These goals include specific quantifiable goals.	Yes
b. Board should approve CEO's objectives	The compensation and human resources committee approves the CEO's specific objectives on an annual basis. These objectives are considered and adopted by the board.	Yes
12. Establish procedures to enable the board to function independently of management.	While Cameco does not have a chair separate from management, the board is confident that it has in place proper procedures to enable it to function independently of management. Cameco's lead director has a special governance role to play in Cameco to endeavor to ensure: ◦ full and effective reporting and communication is established between the CEO and the board of directors ◦ all proper business for consideration of the board of directors is brought forward to its meetings.	Yes

** *Are Cameco's practices generally consistent with the TSE corporate governance committee's guidelines?*

TSE Corporate Governance Committee's Guidelines	Cameco's Corporate Governance Practices	Consistent with Guidelines? **
	The board meets during the year without management at each meeting to receive reports of the lead director and when it assesses the performance of the CEO.	
13. a. Establish an audit committee with a specifically defined mandate; and	Cameco's audit committee has the mandate to: ◦ review the annual audit plan and fees ◦ review and recommend board approval of the annual audited financial statements and management discussion and analysis statement and review all interim unaudited financial statements, accompanying press releases and quarterly reports ◦ review the major accounting policies, the presentation of contingencies and the material judgment issues in financial reporting ◦ recommend the auditors to the board, establish the terms of reference of the internal auditor and receive internal audit reports ◦ review the appointment of the CFO and key financial executives ◦ recommend board approval of investment and hedging policies and monitor compliance therewith ◦ monitor Cameco's code of ethics and related party transactions ◦ review the expenses of the CEO	Yes
b. All members should be non-management directors	Cameco's audit committee, by its mandate, cannot have management directors as members.	Yes
14. Implement a system to enable individual directors to engage outside advisors at the corporation's expense.	Individual directors can engage outside advisors with the authorization of the nominating and corporate governance committee.	Yes

** *Are Cameco's practices generally consistent with the TSE corporate governance committee's guidelines?*

SCHEDULE C

SHAREHOLDER'S RESOLUTION

Approving Repeal of Bylaw No.4 and Enactment of Bylaw No. 6
CAMECO CORPORATION
(the "Corporation")

RESOLVED AS A RESOLUTION THAT:

1. The repeal of Bylaw No. 4 - A BYLAW RELATING GENERALLY TO THE CONDUCT OF THE BUSINESS AND AFFAIRS OF CAMECO CORPORATION and adoption of Bylaw No. 6 - A BYLAW RELATING GENERALLY TO THE CONDUCT OF THE BUSINESS AND AFFAIRS OF CAMECO CORPORATION, attached as Schedule D to the Management Information Circular of the Corporation dated March 1, 2002, by a resolution of the board of directors of the Corporation dated February 7, 2002 is hereby confirmed.

SCHEDULE D

CAMECO CORPORATION
BYLAW NO. 6

A Bylaw relating generally to the conduct of the business and affairs of Cameco Corporation (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a Bylaw of the Corporation as follows:

PART 1. - GENERAL

1.1. **Definitions:** In this Bylaw and all other Bylaws of the Corporation, unless specifically defined herein or the context otherwise specifies or requires, all terms which are defined in the Act should have the meanings given to such terms in the Act, and in particular:

(a) "Act" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 and the regulations made thereunder;

(b) "Articles" means the articles of the Corporation from time to time in force and effect;

(c) "Bylaws" means all Bylaws of the Corporation from time to time in force and effect;

(d) "the directors", "Board" and "Board of Directors" means the directors of the Corporation from time to time;

(e) "in writing" and "written" includes printing, typewriting, lithographing and other modes of representing or reproducing words in visible form; and

(f) Reference to any statute or statutory provision shall extend to any amendment thereof or substitution therefor.

1.2. **Interpretation:** In this Bylaw and all other Bylaws of the Corporation, the following rules of interpretation shall apply:

(a) all references to a meeting of shareholders shall, unless the context otherwise requires, include any meeting of only the holders of a particular class or series of shares in the Corporation that is required by the Act, by applicable law or by the Articles;

(b) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of persons; and

(c) the headings used are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

1.3. **Subordination:** The Bylaws are subordinate to, and should be read subject to the Act, the Articles, and any other applicable law.

PART 2. - CORPORATE SEAL

2.1. The corporate seal of the Corporation shall be such as the Board of Directors may by resolution from time to time adopt.

PART 3. - EXECUTION OF CONTRACTS

3.1 **Execution of Documents:** Contracts, documents or instruments in writing requiring execution by the Corporation may be signed by any two officers of the Corporation and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formalities. The Board of Directors is authorized to appoint from time to time, by resolution, any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid by an officer or officers or person or persons appointed as aforesaid by resolution of the Board of Directors.

3.2 **Execution of Documents In Ordinary Course:** Nothing contained herein shall restrict or in any way limit the authority of the directors, officers and employees of the Corporation to sign contracts, documents or instruments in writing on behalf of the Corporation in the ordinary course of business and such contracts, documents or instruments in writing when so signed shall be binding on the Corporation.

PART 4. - SHARES AND TRANSFERS

4.1 **Certificates:** Security certificates (and the transfer form on the reverse side thereof) shall be in such form as the Board of Directors may from time to time by resolution adopt.

4.2 **Transfers:** No transfer shall be recorded or registered unless and until compliance has been made with any conditions of transfer stated in the Act and the Articles and unless or until the certificate representing the security to be transferred has been surrendered and cancelled or, if no certificate has been issued by the Corporation in respect of such security, unless or until a duly executed security transfer in respect thereof has been presented for registration.

4.3 **Defaced, Lost or Destroyed Certificates:** If a security certificate is defaced, lost or destroyed, it may be replaced on payment of such fee, if any, and on such terms, if any, as to evidence and indemnity as the Board may determine.

4.4 **Dividend Disbursing Agents:** The Board may from time to time appoint a dividend disbursing agent to disburse dividends.

4.5 **Transfer Agent and Registrar:** The Board may appoint or remove a transfer agent or a registrar and one or more branch transfer agents or registrars for the shares of the Corporation.

PART 5. - SHAREHOLDERS' MEETINGS

5.1 **Waiver of Notice:** Notice of any meeting of shareholders or any irregularity in any such meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder and any other person entitled to attend the meeting of shareholders, in any manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of any shareholder, any duly appointed proxy of any shareholder or any other person entitled to attend the meeting of shareholders is a waiver of notice of the meeting, except where that person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

5.2 **Quorum:** A quorum for any meeting of shareholders shall be a person or persons present and holding or representing by proxy not less than five (5) percent of the total number of issued and outstanding shares of the Corporation having voting rights at such meeting. No business shall be transacted at any meeting unless the requisite quorum shall be present at the commencement of such meeting, provided that if a quorum is present at the commencement of a meeting a quorum shall be deemed to be present during the remainder of the meeting.

5.3 **Scrutineers:** At any meeting of shareholders, the chair of the meeting may with the consent of the meeting appoint one or more persons, who may be shareholders, to serve as scrutineers.

5.4 **Votes to Govern:** At any meeting of shareholders, unless a special resolution or some other special majority is required by the Act, applicable law or the Articles, all questions shall be decided by the majority of votes cast on the question. In case of an equality of votes, either upon a show of hands or its functional equivalent or by ballot, the chair of the meeting shall be entitled to a second or casting vote.

5.5 **Electronic Meeting and Voting:** If the directors call a meeting of shareholders, they may determine that the meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of such a communication facility, if the Corporation makes one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Corporation must enable the votes to be gathered in a manner that permits their subsequent verification and permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

5.6 **Voting:** Subject to the Act, applicable law and the Articles, and unless a ballot is demanded or required, voting at a meeting of shareholders shall be by way of a show of hands or the functional equivalent of a show of hands by means of electronic, telephonic or other communication facility. Upon a show of hands, or its functional equivalent, each person present and entitled to vote at a meeting shall have one vote and a declaration by the chair of the meeting that any question has been carried, carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion and the result of the vote so taken and declared shall be the decision of the shareholders upon the said question.

5.7 **Ballot:** The chair of the meeting or any shareholder or proxy entitled to vote thereat may require or demand a ballot upon any question, either before or after any vote by show of hands, but such requirement or demand may be withdrawn at any time prior to the taking of the ballot. Any ballot shall be taken in such manner as the chair of the meeting shall direct or as provided by the electronic, telephonic or other communication facility through which votes may be cast. On a ballot, each shareholder present in person or by proxy shall be entitled, in respect of the shares which such shareholder is entitled to vote at the meeting upon the question, to the number of votes provided by the Articles and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

5.8 **Proxy:** An instrument of proxy shall be in writing executed by the shareholder or the shareholder's attorney and shall conform with the requirements of the Act and any requirements established by the Board or shall be otherwise acceptable to the chair of the meeting at which the instrument of proxy is to be used.

5.9 Presiding Officers: The chair of any meeting of shareholders shall be the first mentioned of such of the following persons who is also a director, and is present at the meeting; the Chair of the Board, the Chief Executive Officer or the President. In the absence of any such persons, the shareholders shall choose one of their number to chair the meeting. The secretary of the meeting shall be the Secretary of the Corporation, or if the Secretary is not present, any Assistant Secretary of the Corporation. Notwithstanding the above, the chair of the meeting, at the chair's sole discretion, may appoint a person, who need not be a shareholder, to act as secretary of the meeting.

5.10 Persons Entitled to be Present: The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required by the Act, applicable law, the Articles or the Bylaws to be present. Any other person may be admitted only with the consent of the chair of the meeting or with the consent of the meeting.

PART 6. - DIRECTORS

6.1 Number: The number of directors shall be the number fixed by the Articles, or where the Articles specify a variable number, the number shall not be less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the Board of Directors. A majority of the directors of the Corporation shall be resident Canadians.

6.2 Vacancies: Where there is a vacancy or vacancies in the Board of Directors, the remaining directors may exercise all the powers of the Board so long as a quorum of the Board remains in office. Subject to the Act, where a vacancy occurs in the Board of Directors, and a quorum of directors remains, the directors remaining in office may appoint a qualified person to fill the vacancy for the remainder of the term.

6.3 Election: A director may be elected for an expressly stated term, and if so elected ceases to hold office at the expiration of such term. A director not elected for an expressly stated term of office shall hold office from the date of the meeting at which he is elected until the annual meeting next following; provided that a retiring director shall retain office until the adjournment or termination of the meeting at which his successor is elected or appointed unless such meeting was called for the purpose of removing him from office as a director in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal. Retiring directors, if qualified, are eligible for re-election or reappointment.

6.4 Remuneration and Expenses: The directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be paid their reasonable out-of-pocket expenses incurred in attending meetings of the directors, shareholders or committees of the Board or otherwise in the performance of their duties.

PART 7. – MEETINGS OF DIRECTORS

7.1 Convening of Meetings: A meeting of the Board of Directors may be convened by the Chair of the Board, the Chief Executive Officer, the President or any two (2) directors at any time and the Secretary shall, upon direction of any of the foregoing, convene a meeting of the Board of Directors. A meeting of any committee may be convened by the chair of the committee or any two (2) members of the committee and the Secretary shall, upon the direction of either of the foregoing, convene a meeting of the said committee. Except as otherwise provided by the Act and the Bylaws, the directors, either as a Board or as a committee thereof, may convene, adjourn and otherwise regulate their meetings as they think fit.

7.2 Canadian Majority at Meetings: The directors shall not transact business at a meeting, other than filling a vacancy in the board, unless a majority of the directors present are resident Canadians or if a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility, the business transacted at the meeting and a majority of resident Canadian directors would have been present had that director been present.

7.3 **Meetings by Telephonic or Electronic Facility:** Subject to the requirements of the Act, any director may participate in a meeting of the Board or any committee by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other. Each director so participating shall be deemed to be present at such meeting and such meeting shall be deemed to be held at the place specified in the notice calling such meeting.

7.4 **Notice:** Notice of the time and place of each meeting of the Board and of any committee of the Board shall be given in the manner provided in Part 13 to each director or member, as the case may be. If notice is given by personal delivery, by electronic mail, facsimile or other like form of electronic communication, it must be given not less than forty-eight (48) hours before the time when the meeting is to be held. If notice is given by mail, it must be given not less than ninety-six (96) hours before the time when the meeting is to be held. Notwithstanding the foregoing, meetings of the Board or of any committee of the Board may be held at any time without formal notice if all the directors are present (including being present by way of any of the means specified in Section 7.3) or if all of the absent directors waive notice.

For the first meeting of the Board of Directors or of any committee of the Board to be held immediately following the election of directors at an annual or general meeting of the shareholders or for a meeting of the Board of Directors or a committee thereof at which a director or member is appointed to fill a vacancy in the Board or committee, no notice need be given to the newly elected or appointed directors or members in order for the meeting to be duly constituted, provided a quorum is present.

7.5 **Waiver:** Notice of any meeting of the Board of Directors or of any committee of the Board of Directors or any irregularity in any meeting or in the notice thereof may be waived by any director in any manner, and such waiver may be validly given either before or after the meeting to which such waiver relates.

7.6 **Adjournment:** Any meeting of the Board of Directors or of any committee of the Board of Directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to an announced time and place and no notice of the time and place for the holding of the adjourned meeting need be given to any director. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

7.7 **Quorum:** A quorum for any meeting of the Board of Directors of the Corporation shall consist of a majority of the directors of the Corporation or such other number as the directors may by resolution from time to time determine. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

7.8 **Voting:** Questions arising at any meeting of directors shall be determined by a majority of votes of the directors present, and in the case of an equality of votes the chair of the meeting shall not have a second or casting vote.

7.9 **Presiding Officers:** The chair of any meeting of the Board shall be the Chair of the Board. If he is not present at the meeting, the directors shall choose one of their number to chair the meeting.

PART 8. – OFFICERS

8.1 **Appointment of Officers:** The directors shall from time to time appoint a Chief Executive Officer, a President, and a Secretary. The directors may from time to time, as deemed advisable, appoint a Chair of the Board, a Chief Operating Officer, one or more Senior Vice-Presidents, a Chief Financial Officer, a Vice-Chair, and one or more Assistant Secretaries. The directors may additionally from time to time designate other offices and appoint persons to such offices, as deemed necessary. Subject to the provisions of the Act, the directors may by resolution designate, vary, add to or limit the duties and powers of any officer.

A director may be appointed to any office of the Corporation; but none of the officers except the Chair of the Board need be a director of the Corporation. Two or more offices of the Corporation may be held by the same person. In addition to the Chair of the Board, only the Chief Executive Officer and the President shall be eligible to be elected to the Board.

8.2 **Chair of the Board:** The Chair of the Board shall, if present, preside as chair at all meetings of the Board of Directors and of shareholders. He shall sign such contracts, documents and instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the Board of Directors.

8.3 **Chief Executive Officer:** The Chief Executive Officer shall report to the directors and shall exercise overall management and direction of the Corporation. In the absence of the Chair of the Board, the Chief Executive Officer shall, when present, preside as chair at all meetings of shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

8.4 **President:** The President shall report to the Chief Executive Officer and shall, subject to the direction of the Chief Executive Officer, have general supervision and control over the business and affairs of the Corporation. In the absence of the Chair of the Board and the Chief Executive Officer, the President shall, when present, preside as chair at all meetings of shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

8.5 **Chief Operating Officer:** If the Chief Operating Officer is not also the President he shall report to the President and shall, subject to the direction of the President, have the general supervision of the operations of the Corporation.

8.6 **Senior Vice-President:** The Senior Vice-President or, if more than one, the Senior Vice-Presidents in order of their appointment, or as otherwise determined by the directors, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act as the President. The Senior Vice-President or, if more than one, the Senior Vice-Presidents shall sign such contracts, documents or instruments in writing as shall require his or their signatures and shall also have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.

8.7 **Chief Financial Officer:** The Chief Financial Officer shall report to the President and shall, subject to the direction of the President, have the general supervision of the financial affairs of the Corporation. In addition, subject to the provisions of any resolution of the directors, the Chief Financial Officer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare and maintain adequate accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

8.8 **Secretary:** The Secretary shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records, documents and registers of the Corporation. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

8.9 **Duties of Officers may be Delegated:** In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the Board may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

PART 9. - COMMITTEES

9.1 The Board may create, and prescribe the duties and terms of reference of, such committee or committees of directors as it may from time to time determine necessary to more effectively permit the efficient direction of the business and affairs of the Corporation. The Board may delegate to such committee or committees any of the powers of the Board except those which under the Act must be exercised by the Board itself, provided that any such delegation shall not limit the ability of the Board to make decisions on any subject matter so delegated. The procedures of any such committee or committees of the Board shall, except as otherwise determined by the Board, be those applicable to the Board, as set out in Part 7 of these Bylaws.

PART 10. - PROTECTION AND INDEMNITY OF DIRECTORS, OFFICERS AND OTHERS

10.1 **Disclosure of Conflict of Interest:** A director or officer of the Corporation who is a party to a material contract or material transaction, whether made or proposed, with the Corporation, or is a director or an officer or an individual acting in a similar capacity of a party to a material contract or material transaction, whether made or proposed, with the Corporation, or has a material interest in any person who is a party to a material contract or material transaction, whether made or proposed, with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract or transaction.

10.2 **Validity of Agreements and Transactions where Conflict of Interest Exists:** A contract or transaction for which the disclosure in section 10.1 is required is not invalid, and the director or officer is not accountable to the Corporation or its shareholders for any profit realized from the contract or transaction, because of the director's or officer's interest in the contract or transaction or because the director was present at or was counted to determine the presence of a quorum at a meeting of directors or committee of directors that considered the contract or transaction, if:

A. the director or officer disclosed his interest in accordance with the provisions of the Act;

B. the contract or transaction was approved by the directors; and

C. the contract or transaction was reasonable and fair to the Corporation at the time it was approved.

Even if the conditions of A to C above are not met, a director or officer, acting honestly and in good faith, is not accountable to the Corporation or to its shareholders for any profit realized from a contract or transaction for which the disclosure in section 10.1 is required and the contract or transaction is not invalid by reason only of the interest of the director or officer in the contract or transaction, if:

A. the contract or transaction is approved or confirmed by special resolution at a meeting of the shareholders;

B. disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before the contract or transaction was approved or confirmed; and

C. the contract was reasonable and fair to the Corporation at the time it was approved or confirmed.

10.3 **Non-Liability for Acts:** Subject to the Act, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other person or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any moneys of the Corporation are invested or for any loss or damages arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or other properties of the Corporation are lodged or deposited or for any other loss, damage or misfortune whatever which may arise out of the execution of the duties of his office or in relation thereto.

10.4 **Approval of Contracts by Shareholders:** Subject to the Act, any contract entered into or action taken or omitted by or on behalf of the Corporation shall, if approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of all the shareholders.

10.5 **Indemnification:** To the fullest extent permitted by the Act or otherwise by law, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation's request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided the individual:

A. acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

B. in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of such proceedings. The individual shall repay the moneys if the individual does not fulfill the conditions of A and B above.

10.6 **No Limitation of Rights:** The foregoing provisions of this Part 10 shall be in amplification of and in addition to, and not by way of limitation of or substitution for, any rights, immunities or protection conferred upon by any director, officer or other person by any statute, law, matter or thing whatsoever.

PART 11. – DIVIDENDS

11.1 **Dividends:** The Board may from time to time declare and the Corporation may pay dividends on its issued shares to its shareholders according to their respective shareholdings in the Corporation as they appear from the Corporation's register.

11.2 **Cash Dividends:** A dividend payable in cash shall be paid by cheque drawn either on the bankers of the Corporation or the bankers of its dividend disbursing agent to the order of each registered holder of shares of the class or series in respect of which the dividend has been declared, and mailed by pre-paid ordinary mail to such registered holder at his recorded address or to such other address as the holder directs. In the case of joint holders, the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. All dividends unclaimed for six (6) years after the date of declaration shall be forfeited to the Corporation.

11.3 **Record Date for Dividends and other Rights:** For the purpose of determining the person entitled to receive payment of any dividend or for any other purpose, except the right to receive notice of or to vote at a meeting of shareholders, the Board may fix in advance a date preceding the date for the particular action by not more than sixty (60) days for the determination of such persons. Notice of such date shall be given not less than seven (7) days prior to such date:

A. by advertisement in a newspaper distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and

B. by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

PART 12. - VOTING SECURITIES IN OTHER BODIES CORPORATE

12.1 All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate, in such manner and by such person or persons as the Board of Directors of the Corporation shall from time to time determine by resolution. Any two officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation instruments of proxy and/or arrange for the issuance of voting certificates and/or other evidences of the right to vote in such names as may determine without the necessity of a resolution or other action by the Board of Directors.

PART 13. – NOTICES

13.1 **Manner of Notice:** Any notice (which includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, applicable law, the Articles, the Bylaws, or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given, if delivered personally to the person to whom it is to be given or if delivered to his latest address as shown on the records of the Corporation, or if mailed to him at his said address by prepaid ordinary or air mail, or if sent to him by facsimile at his said address. A notice so delivered shall be deemed to have been given when it is delivered personally or to the said address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box, a notice so sent by facsimile shall be deemed to have been given when dispatched. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by the Secretary to be reliable.

13.2 **Electronic Delivery:** Provided the addressee has consented in writing or electronically in accordance with the Act, the Corporation may satisfy the requirement to send any notice or document referred to in section 13.1 by creating and providing an electronic document in compliance with the Act. An electronic document is deemed to have been received when it enters the information system designated by the addressee or, if the document is posted on or made available through a generally accessible electronic source, when the addressee receives notice in writing of the availability and location of that electronic document, or, if such notice is sent electronically, when it enters the information system designated by the addressee.

13.3 **Notice Computation:** In computing the time when notice must be given under any provision requiring a specified number of hours notice of any meeting or other event, the hour of giving the notice and the hour of commencement of the meeting shall be excluded, and in computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

13.4 **Returned Notices:** Where notices or other documents required to be given by the Corporation to its shareholders have been mailed to a shareholder at the shareholder's latest address as shown on the records of the Corporation and where, on two (2) consecutive occasions, notices or other documents have been returned, the Corporation is not required to send to the shareholder any further notices or other documents until such time as the Corporation receives written notice from the shareholder requesting that notices and other documents be sent to the shareholder at a specified address.

13.5 **Joint Holders:** All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

13.6 **Successor Bound:** Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to his name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom he derives his title to such shares.

13.7 **Deceased Holder:** Any notice or other document given by mail shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on his heirs, executors or administrators and all persons (if any), interested with him is such shares.

13.8 **Signature:** The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed, or partly written, stamped, typewritten or printed.

13.9 **Certificate of Office:** A certificate of any officer of the Corporation holding office at the time of the making of the certificate or of a transfer officer or any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other document to any shareholder, director, officer, auditor or member of any committee of the Board or publication of any notice or other document shall be conclusive evidence thereof, and shall be binding on every shareholder, director, officer or auditor of the Corporation or member of any committee of the Board, as the case may be.

13.10 **Common Notice:** A special meeting and the annual general meeting of shareholders of the Corporation may be convened by one and the same notice, and it shall be no objection to the said notice that it only convenes the second meeting contingently on any resolution being passed by the requisite majority at the first meeting.

PART 14. - FISCAL YEAR

14.1 The fiscal year of the Corporation shall terminate on such day in each year as the Board of Directors may from time to time by resolution determine.

PART 15. - BANKING

15.1 The bank accounts of the Corporation shall be kept with such banks, trust companies, other firms or bodies corporate as the Board may from time to time determine. The Board may appoint any person or persons as authorized signatories on any such bank accounts as it may from time to time determine.

PART 16. - COMING INTO FORCE

16.1 This Bylaw shall come into force at, and be effective from, the time of its passing by the Board of Directors.

PART 17. - REPEAL

17.1 Bylaw No. 4 of the Corporation enacted May 3, 1991 is repealed effective when this Bylaw comes into force without prejudice to any action taken thereunder prior to such repeal. All directors, officers and other persons acting under the repealed Bylaw shall continue to act as if elected or appointed under the provisions of this Bylaw. All resolutions with continuing effect of the Board, committees of the Board and shareholders shall continue in effect except to the extent inconsistent with this Bylaw.

ENACTED the 7th day of February, 2002.

"Bernard M. Michel"
Chair

"Gary M.S. Chad"
Secretary

SCHEDULE E

Special Resolution - Approving Amendments to Cameco Corporation ("Corporation") Articles

WHEREAS amendments to the *Eldorado Nuclear Limited Reorganization and Divestiture Act* came into force June 14, 2001 and increased the limits on individual foreign ownership of voting shares and the aggregate voting power exercisable by non-residents, respectively, as follows:

(a) any one non-resident may own or control voting securities to which are attached up to 15 percent of the votes that may ordinarily be cast to elect directors of the corporation, as opposed to 5 percent prior to the amendments; and

(b) the votes which may be cast by non-residents at a meeting of Cameco shareholders is limited to 25 percent of the total number of votes cast by all shareholders at the meeting, as opposed to 20 percent prior to the amendments.

RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The articles of amalgamation of the Corporation be amended to change the ownership restrictions contained in Schedule B - Part II - OWNERSHIP RESTRICTIONS ("Schedule B - Part II") by:

(A) amending section 2.01 of Schedule B - Part II to read as follows:

"2.01 The Corporation shall not:

(a) issue any form of proxy or recognize any form of proxy in respect of Voting Securities;

(b) permit the exercise of voting rights in respect of any Voting Securities; or

(c) pay any dividend or make any distribution in respect of any Voting Securities;

in respect of any holder or Beneficial Owner of Voting Securities, who, together with the Associates of that Person, is the registered holder or Beneficial Owner of Voting Securities to which are attached more than twenty-five (25%) percent of the votes that may ordinarily be cast to elect directors of the Corporation, in the case of a Resident, or of Voting Securities to which are attached more than fifteen (15%) percent of the votes that may ordinarily be cast to elect directors of the Corporation, in the case of a Non-resident."

(B) amending section 2.02 of Schedule B - Part II to read as follows:

"2.02 The Corporation shall not:

(a) accept any subscription for Voting Securities;

(b) issue any Voting Securities; or

(c) register or otherwise recognize the transfer of any Voting Securities;

if the subscriber, Person to whom Voting Securities are to be issued, transferee or Beneficial Owner of the Voting Securities, as the case may be, together with the Associates of that Person is, or would be, if the subscription, issue or transfer, as the case may be, were permitted, the registered holder or Beneficial Owner of Voting Securities to which are attached more than twenty-five (25%) percent of the votes that may ordinarily be cast to elect directors of the Corporation in the case of a Resident, or of Voting Securities to which are attached more than fifteen (15%) percent of the votes that may ordinarily be cast to elect directors of the Corporation, in the case of a Non-resident."

(C) amending section 2.09 of Schedule B - Part II to read as follows:

"2.09 If it appears to the Corporation, whether through declarations filed with it or its books and records or those of its registrar and transfer agent or otherwise, that the number of votes cast in respect of any matter at a meeting of shareholders and attached to Voting Securities held or Beneficially Owned by Non-residents exceeds twenty-five 25% of the total number of votes cast in respect of such matter and attached to all Voting Securities, then the voting rights in respect of such matter attached to Voting Securities held or Beneficially Owned by such Non-residents shall be reduced by multiplying the number of votes attached to the Voting Securities held or Beneficially Owned by such Non-residents by a fraction, the numerator of which is the number of such votes which would have been exercisable if the limitation of twenty-five (25%) percent were not exceeded and the denominator of which is the total number of votes cast in respect of such matter and attached to the Voting Securities held or Beneficially Owned by all Non-residents. The Chairman of any meeting may make rules not inconsistent with these provisions for the implementation of the foregoing, including rules in respect of taking ballots and the counting of votes."

(D) amending section 2.10 of Schedule B - Part II to read as follows:

"2.10 If the Corporation has reason to believe, whether through declarations filed with it or its books and records or those of its registrar and transfer agent or otherwise, that the holdings or Beneficial Ownership of Voting Securities by any one Resident together with his Associates or that the holdings or Beneficial Ownership of Voting Securities by any one Non-resident together with his Associates (in either case, referred to as a "Contravening Shareholder") exceeds or would exceed if any particular transfer, issue or request for registration were effected, twenty-five (25%) percent or fifteen (15%) percent respectively, of the votes attached to all Voting Securities, then the Corporation shall give the Contravening Shareholder, and his Associates, if applicable, notice in writing to the registered address of such Persons or the address in respect of which registration is requested of the Corporation's determination, which notice shall specify a date 30 days after the date of the notice by which day the Contravening Shareholder shall have sold or otherwise disposed of sufficient of his Voting Securities or his Associates shall have sold or disposed of sufficient of their Voting Securities such that the holding or Beneficial Ownership does not exceed twenty-five (25%) percent or fifteen (15%) percent, as the case may be. If a Contravening Shareholder or his Associates sell or otherwise dispose of Voting Securities during such 30 day period, the Contravening Shareholder shall forthwith advise the Corporation in writing of the Voting Securities disposed of or sold. If a Contravening Shareholder or his Associates fail to sell or dispose of such Voting Securities or fail to so advise the Corporation, the Contravening Shareholder and the Associates thereof shall be deemed to be struck from the register of securities for all purposes except the transferring of excess Voting Securities, shall not be entitled to and shall forfeit dividends or other distributions to shareholders, shall not be entitled to vote or to receive forms of proxy or exercise proxy rights and shall not be entitled to receive any communications from the Corporation to its shareholders or to exercise or receive any other rights or privileges as a shareholder until such Voting Securities have been sold or disposed of and the Corporation has been so advised."

(E) amending section 2.12 of Schedule B - Part II to read as follows:

"2.12 If, as a result in whole or in part of the operation of Sections 2.09 and 2.10, any Resident who held or Beneficially Owned twenty-five (25%) percent or less of the total votes attached to Voting Securities and any Non-resident who held or Beneficially Owned fifteen (15%) percent or less of the total votes attached to Voting Securities, becomes entitled to more than twenty-five (25%) percent or fifteen (15%) percent, as the case may be, of the votes attached to Voting Securities eligible to be exercised at a meeting of shareholders of the Corporation, such Resident or Non-resident shall not, for that reason only, be deemed to be a Contravening Shareholder, but the voting rights exercisable in respect of Voting Securities held or Beneficially Owned by such Resident or Non-resident shall be reduced by multiplying the number of votes attached to the Voting Securities held or Beneficially Owned by such shareholder by a fraction the numerator of which is the number of votes attached to Voting Securities remaining after the application of Sections 2.09 and 2.10 and the denominator of which is the total number of votes attached to Voting Securities, without regard to the application of such Sections."

2. Any officer and/or director of the Corporation is hereby authorized and directed to execute and file articles of amendment on behalf of the Corporation together with any other documents to effect the foregoing amendments.

3. Any officer and/or director of the Corporation is hereby authorized and directed to take any and all such other steps or actions as may be reasonably necessary or appropriate to carry out the purposes and intent of the foregoing special resolution.

SCHEDULE F

SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHTS

The procedure to be followed by a shareholder who intends to dissent from the special resolution approving the amendment to Cameco's articles as described in this circular (articles of amendment) and who wishes to require Cameco (corporation) to acquire his or her shares and pay him or her the fair value thereof, determined as of the close of business on the day before the special resolution is adopted, is set out in section 190 of the *Canada Business Corporations Act* (CBCA).

Section 190 provides that a shareholder may only make a claim under that section with respect to all the shares of a class held by him or her on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that **a shareholder may only exercise the right to dissent under section 190 in respect of shares which are registered in that shareholder's name.** In many cases, shares beneficially owned by a person (a Non-Registered Holder) are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 190 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the shares first be re-registered in the name of CDS or other clearing agency, would require the shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to invoke the provisions of section 190 of the CBCA must send to the corporation a written objection to the special resolution (Notice of Dissent) at or before the time fixed for the shareholders meeting at which the special resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of his or her right to vote on the special resolution but a vote either in person or by proxy against the special resolution does not constitute a Notice of Dissent. A vote in favour of the special resolution will deprive the registered shareholder of further rights under section 190 of the CBCA.

Within 10 days after the adoption of the special resolution by the shareholders, the corporation is required to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the special resolution or withdrawn his or her objection (a Dissenting Shareholder) that the special resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he or she receives notice of adoption of the special resolution or, if he or she does not receive such notice, within 20 days after he or she learns that the special resolution has been adopted, send to the corporation a written notice (the Demand for Payment) containing his or her name and address, the number and class of shares in respect of which he or she dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his or her Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he or she dissents to the corporation or its transfer agent. The corporation or the transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under section 190 of the CBCA and shall forthwith return the share certificates to the Dissenting Shareholder. If a Dissenting Shareholder fails to send his or her share certificates, he or she has no right to make a claim under section 190 of the CBCA.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he or she has dissented other than the right to be paid the fair value of such shares as determined under section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws his or her Demand for Payment before the corporation makes a written offer to pay (Offer to Pay); (ii) the corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment; or (iii) the directors of the corporation revoke the special resolution relating to the Articles of Amendment, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated.

Not later than seven days after the later of the effective date of the Articles of Amendment and the day the corporation receives the Demand for Payment, the corporation shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he or she has dissented in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the corporation within 10 days of the acceptance, but an Offer to Pay lapses if the corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the corporation may, within 50 days after the effective date of the Articles of Amendment or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the corporation fails to so apply to the court, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

On making an application to the court, the corporation shall give to each Dissenting Shareholder who has sent to the corporation a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. All Dissenting Shareholders whose shares have not been purchased by the corporation shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Articles of Amendment until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by the corporation or a Dissenting Shareholder shall be rendered against the corporation and in favour of each Dissenting Shareholder. The cost of any application to a court by the corporation or a Dissenting Shareholder will be in the discretion of the court.

The above is only a summary of the dissenting shareholder provisions of the CBCA, which are technical and complex. It is suggested that a shareholder of the corporation wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of the right to dissent.

SCHEDULE G

SUMMARY OF TAX CONSEQUENCES ON EXERCISE OF DISSENT RIGHTS

The summary outlines the tax consequences to shareholders who exercise their right to dissent in accordance with the *Canada Business Corporations Act* and whose shares are acquired by Cameco (see Right to Dissent in this circular).

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Shareholders are urged to consult their tax advisors with respect to their particular circumstances.

Canadian Federal Income Tax Considerations

This outline of income tax considerations is based on the provisions of the *Income Tax Act* (Canada) (the Canadian Tax Act) as at March 1, 2002 and is relevant to shareholders of Cameco who, for purposes of the Canadian Tax Act, deal with Cameco at arm's length and hold their shares as capital property. Shares held by certain financial institutions, including a bank, a trust company, a credit union, an insurance corporation, a registered securities dealer or a corporation controlled by one or more of the foregoing, generally will not be held as capital property and will be subject to special "mark to market" rules which are not addressed in this summary.

A dissenting shareholder whose shares are acquired by Cameco on payment of the fair value of the shares as described under Right to Dissent in this circular will be deemed to have received a dividend on the shares equal to the excess, if any, of the amount paid by Cameco for the shares over the paid-up capital for tax purposes of the shares. For dissenting shareholders who are resident of Canada for purposes of the Canadian Tax Act, the deemed dividend will be subject to similar tax considerations applicable to other dividends received from Cameco (including, for corporate shareholders, the special rules which may deem all of part of such deemed dividend to be proceeds of disposition of the shares). For dissenting shareholders who are not resident in Canada for purposes of the Canadian Tax Act, the deemed dividend will be subject to a non-resident withholding tax at the rate of 25% of the amount thereof, subject to reduction under any applicable international tax treaty. In addition, a dissenting shareholder may realize a capital loss or gain as a result of the disposition of his or her shares to Cameco and for this purpose the dissenting shareholder's proceeds of disposition will exclude the amount of any dividend deemed to be received by the dissenting shareholder as a result of the disposition.

United States Federal Income Tax Considerations

The discussion below summarizes the United States federal income tax consequences as at March 1, 2002 for a holder who is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate (other than foreign estates), or (iv) a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of trust.

Under the U.S. Tax Code, a dissenting U.S. shareholder all of whose shares are acquired by Cameco on payment of the fair value of the shares as described under Right to Dissent in this circular will recognize gain or loss in an amount equal to the difference between the dissenting U.S. shareholder's adjusted tax basis in such shares and the amount of the cash payment. The gain or loss will be a capital gain or loss assuming the shares are held as a capital asset. Capital gain or loss will be long term if the shares were held more than one year. The gain or loss will generally constitute U.S. source income for U.S. shareholders. The ability of a dissenting U.S. shareholder to claim a U.S. foreign tax credit with respect to Canadian withholding tax imposed on amounts paid to the dissenting U.S. shareholder will generally be very limited or eliminated. However, U.S. shareholders may elect to deduct Canadian withholding taxes and other foreign taxes in lieu of claiming the U.S. foreign tax credit.

PAGES 29 - 64

Cameco

ANNUAL REPORT | 2001

www.cameco.com

Cameco | 2001

investing in clean electricity

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest producer of uranium and the largest supplier of combined uranium and conversion services. The company's competitive position is based upon its controlling ownership of the world's largest, high-grade reserves and low-cost operations. Cameco's uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company has an interest in a partnership which generates nuclear electricity. The company also mines gold and explores for uranium and gold in North America, Australia and Asia. Cameco's shares trade on the Toronto and New York stock exchanges.



Cameco

Photo - Cameco's head office is in Saskatoon, Saskatchewan, Canada.

Forward-looking statement

Certain statements contained in this annual report, including information under the headings: what is the outlook for nuclear energy, message to shareholders, social responsibility, and management's discussion and analysis, constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors are discussed in greater detail in the management's discussion and analysis section as well as Cameco's annual information form on file with the US Securities and Exchange Commission and Canadian securities regulatory authorities.

What is the outlook for nuclear energy?

The outlook for nuclear energy is positive – the greatest uncertainty is more about "when" there will be significant growth in the nuclear industry rather than "if."

Nuclear energy is just another way to generate electricity, so it is impossible to discuss the outlook for nuclear without understanding the need for electricity.

The fact is, electricity is essential to maintaining and improving standards of living and demand for access to it will continue to grow. Global economic growth will likely be even more a fact of life in the 21st century than it was in the last century. As standards of living and populations increase, energy consumption will expand. For now and the foreseeable future, there is no substitute for electricity to facilitate work, provide comfort, conserve food, promote hygiene and improve health.

No perfect electricity options

The issue for society is how to produce the electricity that we demand in increasing quantities, at reasonable costs and without damaging our environment.

There are no perfect alternatives. You can dam rivers and generate hydropower. You can burn fossil fuels such as coal or gas. You can split atoms in nuclear reactors. You can turn to renewable energy such as wind or sun, or develop promising technologies such as fuel cells.

Choosing among these options requires an understanding of many factors and forces us to make compromises in selecting any of them.

Key considerations include the capital and operating costs of electrical generating facilities, reliability, safety, security of fuel supply, land use, environmental impact as well as assumptions on future economic growth.

The issues facing decision-makers are many and complex. At the same time, however, society's expectations are very simple. People want electricity to be available, affordable and sustainable. They want it at the flick of a switch, exactly where and when they need it. They also want electricity at a reasonable and predictable cost over time.

Finally, electricity supply must come from sustainable sources – generated from technologies that are safe for the human and physical environment. The growing concern about sustainability can be seen in international initiatives to curtail greenhouse gases and reduce their possible impact on the global climate. In our increasingly urbanized society, almost everyone is worried about the health effects of air pollution and the threat to clean water.

Nuclear energy offers good solution

Nuclear energy scores very well against the three criteria for electricity generation which matter most to society – availability, affordability and sustainability.

Nuclear power can be made available anywhere and has proven to be highly reliable as shown by the remarkable performance of the more than 400 reactors now operating in some 30 countries. Since the 1950s, the world has amassed about 10,000 reactor-years of operating experience and has used this knowledge to develop an outstanding safety record.

Nuclear power from existing reactors is also affordable and predictable. These reactors compete with coal or gas-generated electricity and often offer a significant cost advantage. New reactor designs, based upon many years of shared experience between countries, will be faster to build, safer and competitive with the best clean coal or gas-burning technologies available.

> "Nuclear power is available, affordable and sustainable."

Nuclear power is also sustainable, not only because it contains all the waste it generates (whereas coal and natural gas release their carbon dioxide and other pollutants into the atmosphere) but also because the safety of the technology is now well established.

Over the next 25 to 50 years, a new generation of breeder reactors (which produce more fuel than they consume) could potentially extend the world's uranium resources indefinitely. The disposal of used fuel, despite the claims of those who are ideologically opposed to nuclear energy, is not a problem without solution. The industry has developed the sound technology required to deal with it. Used fuel, extracted from nuclear reactors at the peak of its radioactivity, has been handled safely for the past 40 years. The public should have full confidence in the feasibility of long-term storage and the eventual disposal of radioactive wastes.

If it meets all the requirements which society demands from its sources of electricity, why is the timing of a renaissance in nuclear energy so uncertain?

It is simply because society is still not fully satisfied that nuclear power is as competitive and environmentally sustainable as its proponents assert. New, cost-competitive reactors still have to be built and no permanent facility has yet been opened to dispose of used fuel although several are currently under development.

The short- and long-term views

What is the outlook for nuclear energy growth?

First, let's look at the shorter-term outlook for growth from existing and currently planned nuclear units. Unquestionably, the outlook here is bright and becoming brighter.

Reactor owners, encouraged by the competitive cost of the electricity produced and constantly improving operational performance, are seeking increased power output and plant life extensions. There is widespread acceptance, particularly in the United States, of the need for existing reactors to keep operating and for current upgrading programs to continue.

Independent public opinion surveys in North America and Europe confirm that people support existing nuclear programs. Even in countries where governments are captive to minority "green parties," the majority of citizens do not support the official anti-nuclear policies. For instance a majority of Germans expect little change in the importance of nuclear power despite the government's recently adopted nuclear phase-out plan.

However, while the outlook for nuclear energy growth from existing reactors and approved new construction is excellent, growth from these sources will be modest.

What about longer-term growth from future nuclear programs? Because public acceptance of nuclear power is not yet widespread, the timing and extent of this growth is uncertain.

The industry must demonstrate that the new generation of nuclear reactors can fully compete with coal and natural gas for large-scale electricity generation, as well as offer valuable environmental advantages. This will take time, but it will happen.

Already, key decision makers in Europe and North America have acknowledged that nuclear energy is significantly cheaper than coal and gas if the full health care and other environmental costs of these electricity sources are factored in.

Given this, and the work done by leading reactor suppliers from Canada, the United States and Europe, as well as innovative development work being pursued in South Africa, there is every reason to expect that a new phase of publicly-endorsed nuclear expansion will emerge within the next few years.



CAMECO WILL BE A DOMINANT NUCLEAR ENERGY COMPANY

Target	Result
◦ Sustain the nominal 18 million pounds U_3O_8 per year production rate during a minimum of four consecutive months at McArthur River.	◦ The McArthur River/Key Lake operations together produced 18 million pounds U_3O_8 in 2001, one year ahead of schedule.
◦ Reduce administration and exploration costs by 10% each.	◦ Cameco reduced administration costs by 4% and exploration costs by 13%.
◦ Reduce uranium inventory by 10%.	◦ Uranium inventory increased marginally in 2001. This was the result of higher than planned production at the McArthur River and Rabbit Lake mines.
◦ Increase Kumtor gold production to 680,000 ounces.	◦ In 2001, Kumtor mine production increased 12% to 753,000 ounces while cash costs declined 7% to $142 (US) per ounce compared to 2000.
◦ Finalize Cameco's purchase of a 15% interest in Bruce Power.	◦ Cameco finalized the Bruce Power transaction in May 2001 and earned a $7 million after tax profit during the remainder of the year.
◦ Submit the Cigar Lake construction license application to regulators and complete the environmental impact statement for the processing of Cigar Lake uranium at Rabbit Lake.	◦ Cameco and its Cigar Lake partners approved the Cigar Lake feasibility study in June 2001 and rescheduled the construction license application to the first half of 2002 and the environmental impact statement to 2003.
◦ Achieve an overall accident frequency better than 2000.	◦ In 2001, Cameco achieved its best ever, overall accident frequency of 0.22 per 200,000 hours worked, a substantial improvement over the 0.41 recorded in 2000.


Cameco

PRODUCING FUEL AND GENERATING CLEAN ELECTRICITY

[illegible]	[illegible]
◦ Pursue internal and external growth opportunities to achieve 15% return on average capital (ROAC).	◦ Pursue opportunities in the nuclear energy business. ◦ Evaluate the implementation of the Key Lake 2001 initiative to improve productivity and reduce costs in order to assess whether this model is appropriate for other operations. ◦ Leverage Cameco's Central Asian gold expertise to build, without major new investment, a sufficient critical mass of gold assets for it to be recognized in shareholder value.
◦ Maintain leadership position in uranium and expand production flexibility in uranium and conversion services.	◦ Start and operate the Inkai uranium test mine in Kazakhstan. ◦ File the Cigar Lake construction license application with the regulators.
◦ Build Cameco's competitive advantage through employees.	◦ Continue to attract and retain quality employees by enhancing the apprenticeship program, introducing a wellness program and providing a more flexible and diversified employee pension plan.
◦ Demonstrate Cameco's commitment to corporate social responsibility.	◦ Reduce accident frequency of all workers below 2001 frequency of 0.22. ◦ Obtain ISO 14001 certification for McArthur River and Key Lake operations. ◦ Obtain Canadian Nuclear Safety Commission approval for the corporate quality management program. ◦ Ensure at least 55% of Cameco's workforce at Saskatchewan mines are northerners. ◦ Purchase from northern businesses at least 50% of all services required at Cameco's Saskatchewan mines.
◦ Identify cost-effective solutions for management of waste and decommissioning of Cameco-operated minesites.	◦ Complete the environmental assessment of recycling Blind River and Port Hope by-products at Key Lake mill. ◦ Develop a multi-year decommissioning strategy and action plan at all Cameco sites.

RESULTS

"CAMECO'S 2001 PERFORMANCE CAUGHT THE ATTENTION OF INVESTORS."

AN INTERVIEW WITH BERNARD MICHEL, Cameco's chair and chief executive officer.

Q: What were the major factors behind Cameco's financial performance in 2001?

A: Cameco's 2001 revenue increased 2% to $701 million and net earnings improved substantially – by 24% – to $56 million compared to 2000 (before special items).

As always, these results were impacted by many factors – some positive, some negative.

Among the positive factors, the most significant was the contribution from Bruce Power for the first time. Cameco also benefited from increased sales of uranium, uranium



Top photo - Mine operator Arthur Bekkattala uses a remote controlled scoop tram to collect and transport uranium ore 640 metres underground at McArthur River, the world's largest, highest grade uranium mine.

conversion and gold, as well as from lower operating costs, in particular at McArthur River and at Kumtor.

Among the negative factors, the depressed uranium and gold prices were clearly dominant. However, uranium prices strengthened through the year and were the highest in the last quarter when the majority of Cameco's uranium deliveries took place, which was of benefit to the company.

2001 was a positive year for Cameco and it provided a valuable insight into what the company will achieve with improved uranium prices and with Bruce Power delivering its potential.

Q: What were the highlights for Cameco in 2001?

A: Operationally, McArthur River and Kumtor come readily to mind.

At McArthur River, we were pleased to announce, early in 2001, increased high-grade reserves. And, as a result of drilling performed and experience gained during the year, we are now able to confirm more than 95 million pounds of additional uranium reserves at a grade 2% higher than previously estimated. As well, production of 18 million pounds

Highlights	2001	2000	Change
Financial ($ millions except per share amounts)			
Revenue	701	689	+2%
Net earnings attributable to common shares	56	45[1]	+24%
Earnings per share	1.01	0.81[1]	+25%
Cash from operations	116	224	-48%
Cash flow per share	2.10	4.04	-48%
Average spot uranium price for the period (US$/lb U_3O_8)	8.77	8.21	+7%
Average spot market gold price for the period (US$/ounce)	271	279	-3%
Cameco's average realized gold price for the period (US$/ounce)	292	314	-7%
Weighted average number of paid common shares (millions)	55	56	-2%
Net debt to capitalization	15%	13%	+15%
Production (Cameco's share)			
Uranium concentrates (million lbs U_3O_8)	18.8	16.6	+13%
Uranium conversion (UF_6+UO_2)(tU)	10,958	9,327	+17%
Gold (thousand oz)	251	223	+13%

Currency is expressed in Canadian dollars unless otherwise noted.

[1] Before special items



* Before special items
1.20
0.60
0
0.72*
0.81*
1.01
1999
2000
2001

NET EARNINGS PER SHARE

In 2001, Cameco's net earnings per share increased 25% over 2000, before special items, despite historically low prices in uranium and gold.

U_3O_8 was achieved in 2001 from the McArthur River/Key Lake operations, one year ahead of schedule.

At Kumtor in 2001, about 800,000 ounces of gold were added to reserves and the mine achieved a new record of 753,000 ounces produced at a cash cost of $142 (US) per ounce–the lowest since mine startup. The Kumtor performance is really outstanding, especially when one considers the remote, high-altitude location of this Central Asian operation.

Strategically, two significant milestones were reached in 2001. One was the completion of the Cigar Lake feasibility study and the decision of the owners to schedule development for a 2005 production startup, assuming that uranium market conditions improve in the meantime.

The other was the closing of the Bruce Power transaction in May, in partnership with British Energy. The four Bruce B reactors have performed extremely well in 2001 and, with the decision to restart two Bruce A reactors in 2003, we have every reason to believe that the significant contribution expected from the Bruce Power arrangement will materialize.

Generally, from a marketing perspective, one should mention two noteworthy developments. In 2001, and for the first time in five years, the uranium price ended the year above its starting point. At December 31, 2001, the uranium spot market price was about $9.50 (US) per pound U_3O_8, 34% higher than a year before, having experienced a steady recovery throughout the year. Similarly, the year 2001 saw a strong rise in the uranium conversion price which finished the year at $5.25 (US) per kg U as UF_6, compared with $3.25 (US) at the end of 2000.

These operational, strategic and market development highlights, together with


50
25
0
21.95
26.25
39.25
1999
2000
2001

CAMECO SHARE PERFORMANCE
($ TSE annual close)
Investors responded to Cameco's performance by driving up the share price 50% during 2001.

Cameco's improved financial performance in 2001, have caught the attention of investors in Canada and the United States. The shares of Cameco closed the year 2001 at $39.25 on the Toronto Stock Exchange, 50% higher than at the end of 2000 and Cameco was added to the S&P/TSE 60 index in October 2001.

Finally, the adoption by the government of Saskatchewan of a new, greatly simplified and more predictable uranium royalty regime with lower marginal rates was good news for Cameco and its shareholders.

Q: What were the company's disappointments in 2001?

A: Certainly the persistent weakness of the gold price, which averaged $271 (US) per ounce, was a major disappointment. In fact, the average 2001 gold price was the lowest recorded in the past 23 years.

Another disappointment was the language adopted by the international negotiators of the treaty to implement the 1997 Kyoto Protocol. The treaty's language states that countries should "refrain from using nuclear power" in calculating emission credits for certain export programs - few, apparently, know exactly what this means. Although regrettable given the clean air advantages of nuclear power, we at Cameco, and many others in the nuclear industry, believe that this will have no material impact on the future of the industry as common sense and necessity will eventually prevail.

It is very disappointing, however, that negotiators, supposedly concerned with greenhouse gas emissions and changes in the global climate, would knowingly ignore the only technology which can make, and already makes, a massive contribution to greenhouse gas emission avoidance.

Q: How is Cameco's financial position?

A: Cameco remains in a very strong financial position because of its ability to generate impressive cash flow from operations, as shown through the long period of low uranium and gold prices which we have seen in the past few years.

In 2001, the company generated $116 million cash from operations. Since 1997 cash from operations has totalled nearly $1 billion.

The 2001 figure, which may look disappointing to some, should be judged in relation to the large increase in accounts receivable which resulted from the year's uranium deliveries having occurred mostly in the last quarter. Without these operating items, cash from operations increased to $205 million compared to $201 million in 2000.

At year-end 2001, Cameco's net debt-to-capitalization ratio was 15%, well below the maximum we have established at a conservative 25%.

With a diversity of financial instruments in its portfolio, Cameco benefits from a sound and flexible mix of rates and terms.

The fact that Cameco enjoys one of the best credit ratings of any Canadian mining company speaks to the company's financial strength.



Q: What is the outlook for uranium prices?

A: Uranium prices, like the prices for other commodities, have been difficult to forecast and the industry's predictions in the risky business of guessing the future have not been particularly accurate.



Photo - These turbines at the Bruce nuclear power station help generate clean electricity for customers in Ontario and profit for Cameco which supplies all the fuel. Cameco owns 15% of Bruce Power which leases the facility.

One can only look at the present uranium supply/demand equation and attempt to figure out what it means for the future.

The demand is quite predictable in a 10-year horizon. It is on the supply side that one finds more uncertainties, the most significant among them being:

1) the production capabilities of existing and potential new mines,
2) the inventories likely to be disposed of by producers, utilities and governments and, finally,
3) the supply from the Russian highly enriched uranium (HEU) nuclear weapons dismantlement program.

The production capabilities of existing mines are well established and their possible expansions are known. Potential new mines, the most significant being the Cigar Lake mine whose timing Cameco influences, can be reasonably well estimated.

Two factors remain: the Russian HEU and the disposal of various inventories.

The amendment to the Russian HEU agreement which the signing parties, including Cameco, announced on November 26, 2001 has added considerable predictability to the entry of this uranium into the western market. Cameco believes this to be a positive development for the future price of uranium.

The amount of uranium which may be sold from surplus inventory in a 10-year horizon is relatively well known. What is less predictable is the timing and the rate of inventory disposal, as this largely depends on the needs and cash requirements of the sellers as well as their views about the future price of uranium.



Comparing the uranium demand with our best estimates about potential supplies, we at Cameco believe that new uranium production capacity will be needed, in addition to what is planned, including Cigar Lake. We also believe that the uranium price will have to move well above its present level for this to happen.

It is Cameco's view that the uranium market is more predictable today than it was a year ago.

For these reasons, we expect the uranium price to continue to increase, though at a more modest rate than 2001.

Q: What are the key factors likely to drive Cameco's financial performance in 2002?





Photo - 1.During 2001, the Kumtor operation produced the most gold at the lowest cost in its history and provided 16% of Cameco's revenue. 2.Welder Rob Whalen prepares to work on a compressed air pipeline in the piperack used for services between the UO_2 and UF_6 plants at the Port Hope conversion facility. 3.McArthur River uranium, transported inside specially designed containers, arrives at the slurry unloading station at the Key Lake mill which produced a record 18 million pounds in 2001.

A: 2002 will be another year to focus on cost control across the company and also during which Bruce Power will position itself to deliver the strong performance expected in 2003.

This said, as in 2001, our financial performance will be strongly influenced by the volumes and realized prices of our uranium and gold sales.

In the nuclear sector, we expect to modestly increase the sales volumes and hopefully the realized prices if the price trend observed through 2001 is sustained.

Bruce Power will pursue the implementation of the improvement program it has initiated, and its contribution to Cameco should not differ materially from what was achieved in 2001.

As for gold, we already know that Kumtor's 2001 record production and low costs will not be repeated in 2002, because the part of the deposit we will have to mine contains lower-grade ore. Most of Kumtor's expected sales in 2002 are already hedged and Kumtor's contribution to Cameco will not be significantly affected by changes in the gold price.

Q: What is Cameco's strategy for growth?

A: Cameco's strategy is to grow from its strengths and core competencies. Simply put, we want to do more of what we do well.

The uranium industry will remain our main focus because it is where we have a recognized expertise and where we have built a competitive advantage. Naturally, we want to continue to build on this position through 1) cost reductions, 2) production increases at existing operations, and 3) market share expansion where profitable for our shareholders. The geographic and technological diversity of our operations and our access to secondary uranium supplies provide us with the capability to respond to any value-creating opportunity.

Cameco will maintain an active uranium exploration program in order to renew its unique high-grade, low-cost reserve base. It takes up to 20 years to discover and develop a new uranium deposit and therefore it is necessary to plan and invest now for Cameco's long-term outlook.

The uranium conversion business, as well, will see expansion. With increasing uranium consumption worldwide and a supplier having announced its exit from the UF_6 uranium conversion industry, Cameco expects that in a few years it will fully utilize its plant capacity.

Cameco is very pleased with its association with British Energy to produce nuclear electricity through Bruce Power. Not only will this relationship become more important with the planned operation of six nuclear reactors (four currently operating plus two beginning in 2003), but we will explore every opportunity to expand this relationship and to create similar arrangements with other quality partners.

"We want to do more of what we do well."

While shareholders look at us as a company uniquely positioned in the nuclear industry, the fact that our gold production contributes to Cameco frequently goes unnoticed. We will continue to seek ways to leverage our gold assets and mining expertise to unlock their value for our shareholders. Gathering a critical mass of gold reserves and reaching beyond a threshold of production, without major new investment, will make it possible to unlock the unrecognized value of Cameco's gold successes through an eventual merger or divestiture.

Cameco's present activities are expected to remain strong generators of cash flow and shareholders are naturally anxious to know what the company's plans are to make good use of it.

Cameco will seek to make and sell more of what it does well: uranium, uranium conversion, gold and, with quality partners, nuclear electricity.

Cameco will also seek to deploy its particular expertise in other phases of the nuclear fuel cycle or in technologies closely related to it where Cameco's know-how can make a meaningful contribution. Clean energy such as hydrogen used in fuel cells will be produced using competitive and non-emitting sources of electricity which, as suggested by the US secretary of energy, is likely to be nuclear power. Similarly, new technologies may be introduced that significantly alter the way medical isotopes are produced and marketed and may provide a unique opportunity for Cameco to leverage its knowledge.

In all cases, Cameco will remain guided by the principle that growth for the sake of growth is not acceptable. Cameco plans to grow in a disciplined way, ensuring that any initiative creates value, achieving risk-adjusted returns above the cost of capital.

Failing to identify growth initiatives meeting its criteria, Cameco will return surplus cash to shareholders through increased dividends or share buy backs or both.

LEADERSHIP


"CAMECO MAKES A SIGNIFICANT CONTRIBUTION TO SOCIETY."

Photo - Laboratory technologist Terry Grexton takes a soil sample near the Blind River refinery which achieved ISO 14001 certification in early 2002.

TO CAMECO, SOCIAL RESPONSIBILITY MEANS achieving the highest sustainable growth while contributing to the maintenance or enhancement of overall environmental, social and economic assets available to future generations.

In 2001, Cameco adopted a corporate social responsibility policy that formalizes the company's long-standing commitment to making a positive and durable contribution to society. The company will achieve this by not only meeting shareholders' expectations of financial returns, but also as an employer of choice, a leading performer in environmental protection and worker safety, and a participant in the economic and social development of the communities where the company interacts.

Financial Management

Cameco is committed to maintaining a conservative financial structure that has provided a solid foundation for growth. The company's current net debt to total capitalization ratio is 15% and it holds one of the best credit ratings in the Canadian mining industry.

Through the last five years of depressed uranium and gold prices, Cameco's balance sheet has been resilient, providing the company with flexibility to respond to opportunities and challenges.

Strong cash flow has been Cameco's hallmark during its first decade as a public company. In the last five years, the company's operations have generated total cash flow of nearly $1 billion. With significant cash flow expected in the coming years, Cameco will seek attractive investments to enhance its core business and build on its unique position in the nuclear industry. By doing so we will create additional wealth for our stakeholders and rewarding opportunities for our employees and business partners.

Cameco is also highly committed to transparency in its financial accounting and reporting to ensure that the investment community has access to timely and accurate information upon which to make investment decisions.

Employee Commitment

Cameco encourages the trust and loyalty of its employees by providing fair and competitive compensation, ongoing training and development opportunities and a safe and respectful workplace.

The goal of Cameco's employee compensation program is to ensure salaries and benefits remain competitive. In addition, the company offers share options, annual performance bonuses and a corporate-wide incentive plan to reward employees for achieving corporate objectives in cost control, return on average capital and specific department targets. In 2001, the average payout of the incentive plan was $3,190 per eligible employee.

Cameco also offers all its employees access to comprehensive in-house training opportunities in safety, operations, technical skills, and professional development. At its Saskatchewan operating sites, the company also provides voluntary workplace education programs to encourage interested employees to upgrade their educational skills and qualifications with the help of professional adult educators.

In 2001, Rabbit Lake was temporarily shut down and put on care and maintenance. Cameco implemented a comprehensive employee support program to minimize the loss of its workforce and the impact of layoffs on employees, their families and communities. The result was 19 employees were redeployed, 68 received supplemental income and 63 employees were involved in sharing their jobs.

More than 65% of Cameco's employees are represented by a union, including the workforce at Kumtor. In its 13-year history, Cameco has never had a work stoppage. In 2001, a three-year collective bargaining agreement was finalized with the United Steelworkers of America at Port Hope.

Cameco's commitment to employee relations is reflected in the company's employee turnover rate, which dropped to 6.4% in 2001 compared to 7.8% in 2000 and 9.9% in 1999. The turnover of national staff at the Kumtor gold operation was only 4.4% in 2001.

Environment

Social responsibility at Cameco involves minimizing, as much as reasonably achievable, the impact of its operations on the physical environment. The company achieved a high level of regulatory compliance in 2001. Through effective environment programs, the company limited its reportable environmental incidents in its worldwide operations to 14, none with any significant environmental impact.

> "Cameco offers all its employees access to comprehensive in-house training opportunities."

In an effort to improve this performance, Cameco has adopted a comprehensive environmental management system (EMS). The EMS is complemented by innovative process improvements, ongoing reclamation of disturbed areas, systematic recycling of byproducts, minimizing waste generation and through structured and ongoing communication with the public.

Cameco designed and implemented its EMS based upon the International Standard of Organization 14001

EMPLOYMENT

(as of December 31, 2001)	Uranium		Gold		Total
	Cameco and subsidiaries	Long-term contractors	Cameco subsidiaries	Long-term contractors	
Canada	1,275	125	9	-	1,409
United States	115	11	5	-	131
Kyrgyzstan	-	-	1,529	70	1,599
Kazakhstan	2	5	-	-	7
Australia	13	-	-	-	13
Total	1,405	141	1,543	70	3,159

(ISO 14001) system. ISO 14001 provides a framework to ensure a high level of environmental performance, regulatory compliance, pollution prevention, continual improvement and third party auditing. The Port Hope conversion facility was certified ISO 14001 compliant in 2000 and the Blind River refinery achieved certification early in 2002. All other Cameco facilities will pursue ISO 14001 status in the near future.

The company recognizes that ensuring continual improvement in environmental protection requires research and development. To emphasize the importance that Cameco attaches to innovation, an internal award has been established to recognize creative and successful initiatives. In 2001, a mill general foreman at Key Lake received the award for his suggestion to modify a process circuit to reduce chemical consumption and achieve more consistent plant operation.

A more visible illustration of Cameco's commitment to environmental stewardship is the company's reclamation efforts on disturbed areas. In 2001, hydro-seeding and tree planting occurred on about 35 hectares of previously disturbed land at McArthur River and Rabbit Lake. Ongoing reclamation efforts at Key Lake have resulted in about 20% of previously developed areas being officially reclassified as reclaimed. To ensure positive outcomes from all reclamation efforts, particularly tailings and waste rock management, Cameco conducts extensive research and develops detailed plans to identify the preferred options for eventual decommissioning.

"Cameco strives to improve environmental protection through research."

In fuel services, Cameco has been engaged for several years in a clean up program at the Port Hope conversion facility to remove old buildings, equipment and materials. Already $4.4 million has been spent on this reclamation initiative.

To the extent possible, Cameco conducts recycling at all of its operations to reduce the consumption of chemicals and reagents and minimize the generation of waste. Recycling has become standard practice at Cameco, involving both the generic – such as scrap metal, oil and solvents, plastics and paper products – and the unique, such as ammonia by-products recycled at Key Lake and Port Hope to produce high-quality fertilizers.


Cameco

Photo - Key Lake summer student Lazar Lafleur changes a hi-vol filter at the Wolf Creek station located near the mill. Employees use these devices to help monitor air quality at Cameco's operations.

At Port Hope these efforts have been particularly successful since the amount of annual waste generated today is about 10% of what it was in the late 1980s.

As part of Cameco's drive for continual improvement, a trial was undertaken in 2001 to verify the feasibility of recycling by-products from Blind River and Port Hope in the Key Lake mill to recover uranium – a longstanding practice elsewhere in North America. The trial confirmed that such recycling would be successful at Key Lake, achieving high uranium recovery with negligible environmental and safety impacts. Cameco now intends to seek regulatory approval to implement this recycling on a regular basis.

Communication with the public is an essential component of Cameco's environmental responsibility. In northern Saskatchewan, Cameco is actively involved in an impact management agreement with seven aboriginal communities to address specific aboriginal concerns around mining and environmental protection. A community-based environmental monitoring program has evolved under the agreement,


Graph A
0.60
0.30
0
0.53
0.41
0.22
1999
2000
2001
Graph B
4
2
0
88
89
90
91
92
93
94
95
96
97
98
99
00
01

LOST-TIME ACCIDENT FREQUENCY
(per 200,000 hours worked)

A) Cameco Employees and Long-Term Contractors Cameco's accident frequency compares favourably to the 1.3 and 1.1 frequencies recorded by the Ontario and Saskatchewan mining industries respectively.
B) Cameco Employees Only Since Cameco was formed, the company has continually strived to improve its safety record.

involving local residents in the collection of water, air, plant and animal samples. The samples are analyzed at independent laboratories and the results reported back to the communities.

Furthermore, three environmental quality committees have been established in northern Saskatchewan by the provincial government to ensure a regular dialogue between northern communities, government and the uranium industry. Committee members include representatives from 29 northern communities. These groups regularly visit Cameco operations to review and discuss environmental performance and other matters with the company.

Health and Safety

Cameco strives to be a leader in protecting the health and safety of its employees and members of the public who may be affected by its operations. At Cameco, no job is so important that we cannot take the time to do it safely.

In 2001, Cameco introduced a new health and safety management system to ensure a consistent approach to safety across the various operations and to stimulate an ongoing search for improvement.

The safety performance of employees and contractors working at Cameco-operated facilities in 2001 demonstrates the company's resolve to operate safely. The overall occupational lost-time injury frequency (number of lost-time accidents per 200,000 hours worked) was 0.22 in 2001, compared with 0.41 in 2000 and 0.53 the year before. Cameco's safety performance was much better than the 1.10 and 1.30 frequencies reported in 2001 by the Saskatchewan and Ontario mining industries respectively.

The Kumtor gold operation located at high altitude in a remote region of Central Asia achieved a remarkable 0.11 lost time injury frequency and recorded two million hours worked without a lost-time accident. For that reason, the Kumtor operation was selected to receive the chairman's Mary-Jean Mitchell Green award for safety achievement.

Industry peers also recognized Cameco's safety achievement early in 2001. Cameco's Rabbit Lake operation received the John T. Ryan award from the Canadian Institute of Mining Metallurgy and Petroleum for safety excellence in a metals mine.

Conventional industrial safety is complemented by a strong emphasis on employee radiation protection. Through 2001, the radiation exposures of all the employees and contractors engaged in Cameco's operations were well below the regulatory standard. Even with a 54% production increase at the high-grade McArthur River mine during 2001, the average worker's radiation exposure declined from 1.1 millisievert (mSv) in 2000 to 1.0 mSv in 2001, one-twentieth of the allowable limit. With average radiation exposures of 1.0 mSv at Port Hope, 1.1 mSv at Rabbit Lake and Blind River, and 1.4 mSv at Key Lake, it can be said that the procedures adopted by Cameco to protect workers from radiation are most effective. The highest individual dose recorded in 2001 was 10 mSv, half the allowable limit. To put things into perspective, the typical annual radiation exposure received from nature by a person living in North America falls in the 2 to 3 mSv range.

Cameco's focus on health and safety extends beyond plant operations and reaches into the community. In Port Hope, a community awareness and emergency response (CAER) group was formed to integrate the local emergency response plan with Cameco's. In 2001, the group coordinated the installation of a Cameco-sponsored community alert network to provide instant communication with residents in the event of emergency. This co-operative effort led to the recognition of Port Hope under the Ontario Partnership Toward Safer Communities program in 2001, one of only five communities recognized.

Community Investment

Cameco, its subsidiaries and permanent contractors currently employ more than 3,150 people worldwide. Kyrgyz nationals made up more than 93% of Kumtor's 1,600 permanent workers, including long-term contractors. More than 54% of Cameco's permanent operations workforce in Saskatchewan are from northern communities and 45% are of aboriginal ancestry, making Cameco one of the leading industrial employers of aboriginal people in Canada today.

In 2001, Cameco was one of only two companies to receive "gold" level national recognition for aboriginal relations in Canada. The designation, sponsored by the Canadian Council for Aboriginal Business and certified by the National Quality Institute, is awarded to Canadian companies that have developed and sustained progressive aboriginal relations programs in the operation of their business.



Cameco also encourages business development for companies around its operations through a "buy local" program. Of the $106 million in purchases to support Cameco's 2001 Saskatchewan mining operations, over $42 million was spent in the north. Furthermore, almost 60% of the company's service contracts were awarded to northern Saskatchewan companies.

Cameco also has a dynamic community investment program to encourage local services and organizations. In 2001, Cameco invested more than $550,000, equivalent to about 1% of earnings, in support of organizations and events that improve community life. In addition multi-year commitments totaling $700,000 were made to a river valley enhancement project in Saskatoon and a health care facility and library in the Port Hope region.

Cameco's commitment to social responsibility has helped increase awareness of the company and support for its continued operations. In 2001, a poll of Saskatchewan residents showed a 69% level of support for the uranium mining industry.





Photo - 1.Cameco was proud to sponsor Dare to Dance which brought together more than 300 dancers for a show unique in Canada combining youth, music, cultural groups and professional dancers. (Photo Credit: Dave Schritt, David's Sports Photography) 2.Since its inception in 1998, Cameco has supported the Canadian Challenge, an annual 530-kilometre sled dog race which takes place in northern Saskatchewan. 3.Cameco underwrote the costs of a successful $5 million fund raising campaign to double the length of the trails in the Saskatoon river valley and provide more opportunities for people to enjoy the valley's history, culture and beauty.

STRENGTH

Contents

This management's discussion and analysis (MD&A) is designed to provide investors with an informed discussion of Cameco's business activities. The MD&A is organized into the following six sections:

Overview

The nature of Cameco's business lines are described including the types and locations of operations and the key financial drivers. The important corporate developments for the year are discussed. A review of the consolidated financial results completes the section.

Markets

To facilitate understanding of Cameco's business environment, this section provides a review of conditions and trends in the uranium and gold markets into which the company sells its products and services. Trends and their potential impact on the nuclear energy industry and on the company, including Bruce Power, are described.

Business Segments and Corporate Expenses

This section provides a detailed explanation of the financial results achieved by Cameco during the year in the nuclear and gold business segments. Cameco's share of the business results of Bruce Power are also discussed. Also reviewed are those corporate expenses (administration expenses, interest costs and income taxes) incurred to support the company's operations.

Cash and Liquidity

This discussion provides insight into the company's ability to generate cash flow and the areas to which cash is directed to achieve business objectives.

Business Risks

This section outlines risks in the company's business environment and how the company manages those risks.

The Future

This section outlines current key business conditions, trends and risks that may affect the operating results and the financial health of the company.

Note:
All dollar values in this MD&A are expressed in Canadian currency unless noted otherwise.

OVERVIEW

Cameco's Business

Cameco's core business lies within the nuclear energy industry as a leading supplier of uranium concentrates and uranium conversion services. The company also operates a large gold mine in Central Asia and is a limited partner in the Bruce Power Limited Partnership (Bruce Power) which generates and sells nuclear electricity in Ontario.

Cameco is the world's largest uranium concentrates supplier. The company's competitive position is based upon its large, high-grade reserves and low-cost operations. Cameco mines uranium in Canada and the United States and sells uranium concentrates (U_3O_8) from these and other sources. This material is undifferentiated from the uranium sold by Cameco's competitors. Cameco's U_3O_8 is sold primarily through long-term contracts negotiated between the company and its customers. Uranium is not traded on any commodities exchange.

The company operates two uranium conversion plants in Canada. Conversion is a process whereby U_3O_8 is purified and converted into uranium hexafluoride (UF_6), an intermediate compound in the production of fuel for light water reactors, or into natural uranium dioxide (UO_2) which is used as fuel for heavy water reactors.

The company is also a producer of gold.

The most significant factors affecting the financial performance of Cameco are:

- the market prices for U_3O_8 and conversion services as determined by market supply and demand,
- sales volumes for nuclear products and services as specified in the company's portfolio of long-term contracts,
- foreign exchange rates, primarily between the Canadian and US dollars,
- the market price for gold,
- unit costs of production, and
- electricity generated and prices realized by Bruce Power.

Uranium is the fuel nuclear reactors use to generate electricity. More than 430 reactors operate in 31 countries and account for about 16% of the world's electricity. The US, where nuclear power generated about 20% of the electricity in 2001, is the largest market for nuclear products and accounts for over 35% of the western world's uranium consumption.

Globally, demand for electricity is growing at an annual rate of 2.8%, faster than the total demand for energy. This is due to economic growth and in particular to the industrialization of the developing world. Annual growth in uranium demand is expected to remain at about 1% over the next 10 years as improvements in existing reactors and new reactor startups are offset by forecasted closures. Supplies of uranium are provided by primary production centres like Cameco's mines and secondary sources such as excess utility and government inventories. About 151 million pounds U_3O_8 is consumed annually in the western world. Approximately 60% of this consumption in 2001 came from world primary production, continuing a 16-year trend of under-production.

Highlights of the Operating Year

During the past year, Cameco achieved some important milestones. At the same time, the markets improved for Cameco's uranium products and services. Key developments are noted below.


Production
Consumption
* Estimate
180
90
0
145
148
151*
81
90
94*
1999
2000
2001

WESTERN WORLD MARKET (million lbs U_3O_8)

In 2001, world uranium mine production supplied only 60% of the uranium required by western world reactors.

First, the McArthur River and Key Lake operations achieved their design capacity of 18.0 million pounds, exceeding the goals set at the beginning of the year.

Second, the Kumtor operation achieved record gold production of 753,000 ounces (Cameco share: 251,000 ounces) which contributed to its lowest-ever cash unit cost of $142 (US) per ounce.

Third, Cameco acquired a 15% interest in Bruce Power, Ontario's largest independent power producer. Cameco will be the sole fuel supplier to Bruce Power for the next 17 years.

Fourth, following an extensive analysis at Bruce Power, Cameco and its partner, British Energy, decided to invest $340 million to re-start two units at the Bruce A nuclear plant in 2003, increasing Bruce Power's generation capacity by almost 50%.

Fifth, emulating the example set by the Port Hope Conversion Facility in 2000, the Blind River refinery achieved ISO 14001 certification (February 2002), an international standard for environmental performance. In addition to achieving a high level of environmental compliance, the company recorded low levels of reportable incidents in 2001.

Sixth, late in the year, the government of Saskatchewan announced a new uranium royalty regime which is simpler, more predictable and introduces significantly lower marginal rates. The company believes it will benefit over the longer term as uranium markets improve.

Seventh, Cameco exercised options for some 63 million pounds U_3O_8 under the HEU feed component agreement with Russia, providing a predictable additional source of supply and market stability.

Finally, with the 2,700 persons involved directly in Cameco's operations, employees and long-term contractors achieved their best-ever accident record of


16%
19%
15%
10%
1%
39%
Nuclear 16%
Hydro 19%
Gas 15%
Oil 10%
Others 1%
Coal 39%

WORLD ELECTRICITY GENERATION

0.22 lost-time accidents per 200,000 person hours worked.

Recent Event

On February 14, 2002, the province of Saskatchewan sold 5.4 million common shares of Cameco stock in the secondary market. As the founders of Cameco in 1988, the province and the Canadian government began to divest of their interests in the company in 1991. With this most recent sale, the divestment program has been completed with neither government continuing to hold any common shares in Cameco.

In comparing the results for 2001 to the previous year, the following discussion excludes the writedown of mineral properties ($128 million) and the provision for waste disposal ($20 million) taken in 2000. The after-tax effect of these special items was $132 million ($2.38 per share). There were no similar items in 2001.

Consolidated Financial Highlights

Consolidated Earnings

For 2001, net earnings attributable to common shares were $56 million ($1.01 per share) compared to $45 million ($0.81 per share), excluding special items, in 2000. The increase was attributable to the inclusion of Cameco's share of earnings from Bruce Power of about $7 million after tax. Earnings also benefited from improved results in the gold segment and reduced costs for administration, exploration and income taxes. Earnings from the gold business increased due to higher production and a lower unit cost. The effective tax rate for the year was 39% compared to 49% in the previous year due to a greater proportion of pre-tax earnings being realized outside of Canada where they are subject to lower tax rates. These improvements were partially offset by lower earnings from the nuclear business due to a reduction in the realized selling prices for nuclear products. Although spot prices have been rising, there is a timing lag before they are reflected in the realized prices.

Earnings from operations were $95 million in 2001 compared to $102 million before special items in 2000.

Cash Flow

In 2001, cash from operations, before the changes in other operating items such as accounts receivable and payable, was $205 million compared to $201 million in 2000. In 2001, sales in the nuclear business were unusually high in the month of December. As a result, accounts receivable at the end of the year were $116 million higher than at the end of 2000. After changes in other operating items, cash flow from operating activities of $116 million was significantly lower than in 2000.

The increase in accounts receivable was also the primary cause of the higher debt level which rose by $60 million to $354 million at the end of 2001. The net debt to capitalization ratio rose to 15% from 13%. In January 2002, $161 million in account receivables were collected.

Inventories

At the end of 2001, total product inventories amounted to $354 million, $11 million or 3% lower than the previous year-end. This decline was due to the depletion of the broken ore stockpile at Rabbit Lake in preparation for the planned one-year shutdown. For the first time in several years, all inventories were

CONSOLIDATED FINANCIAL HIGHLIGHTS

	2001	2000	% change
	($millions, except where noted)		
Revenue	$ 701	$ 689	2
Earnings (loss) from operations	95	(46)	–
Net earnings before special items *	56	45	24
Net earnings (loss) *	56	(87)	–
Cash provided by operations before other operating items	205	201	2
Cash provided by operations	116	224	(48)
Production			
Uranium production (million lbs U_3O_8)	18.8	16.6	13
Conversion operations (UF_6 & UO_2) (thousands tU)	11.0	9.3	18
Gold production (thousands oz)	251	223	13

* Attributable to common shares

categorized as current assets due to lower levels of inventory at year-end and higher expected deliveries for 2002.

The company had targeted a 10% reduction in inventory during 2001. This was not achieved due to earlier than expected achievement of consistent rates of mine production at McArthur River and higher mill output at Rabbit Lake prior to its planned one-year shutdown.

MARKETS

Uranium Market Review

Spot Uranium Market

Slightly higher demand coupled with the presence of less aggressive inventory sellers caused the spot uranium price to rise by 34% over the year. The market was more active in 2001 than in 2000, although only 11% of the western world's uranium consumption was sold on the spot market in 2001, compared to an average of about 15% over the past five years.

Long-Term Uranium Market

The published long-term contract price indicator closed the year at $10.50 (US), a 14% increase during 2001, reflecting less aggressive selling by some suppliers. Increasing spot prices, continued low spot volumes, and more moderate selling created the expectation of tightening supplies and thus had a positive impact on long-term prices.

Historically about 85% of all uranium is sold under long-term, multi-year contracts with deliveries starting one to three years after signing.

In 2001, combined volumes negotiated in the spot and long-term markets represented only 64% of western world consumption.

Spot Conversion Market

Spot prices for UF_6 conversion services rose during the year to $5.25 (US) per kg U as UF_6. Prices increased due to the more limited availability of secondary supplies.

Significance to Cameco

Cameco does not sell uranium or conversion services on the spot market. However, approximately 60% of Cameco's uranium under long-term contract is sold at prices which reference the spot market price near the time of delivery, and a significantly lower percentage of the company's conversion contracts reference the spot conversion market price near the time the service is performed.

The company has under contract for delivery over the next decade, more than 100 million pounds U_3O_8 and more than 60,000 tonnes of uranium conversion. Cameco has purchase commitments, the majority of which are under fixed-price arrangements, for nuclear products and services from various sources totalling $872 million (US) as at December 31, 2001. See note 23 to the consolidated financial statements.

Trends in the Nuclear Power Industry

A number of important trends continue to evolve which affect Cameco's business environment.



Long-term market
Spot market
* Estimate
120
60
0
85
25
60
80
15
65
97*
17
80
1999
2000
2001

WESTERN WORLD CONTRACT VOLUMES
(million lbs U_3O_8)

The long-term market volumes continued to increase in 2001, accounting for 82% of the total contracting volume

Nuclear Utilities Consolidate

Faced with deregulation, electric utilities in the US and Western Europe are restructuring through mergers and acquisitions to achieve economies of scale and to consolidate expertise.

In the US, consolidation continued in 2001. Assuming all of the announced acquisitions occur, the 12 largest nuclear utilities will own about 68% of US nuclear capacity compared to about 53% at the end of 1999.

Over time, deregulation is expected to create greater electricity price competition, and as a result low electricity production costs are becoming increasingly important. Larger buyers of uranium and conversion services are likely to seek ways to minimize the impact of price volatility and optimize their nuclear fuel purchasing and holding costs, with potential benefits and risks for a major supplier such as Cameco.

Nuclear Plants Operate Better

Many utilities have upgraded the performance of their reactors, generating more electricity at lower costs. In 2000, world electricity production from nuclear power plants had increased 15% compared to 1994. This is equal to the output from over 30 large new nuclear power plants. In the same period, there was a net gain of only five new reactors

URANIUM MARKET HIGHLIGHTS

Market	Year-end Prices $ US/lb U_3O_8		
	2001	2000	% change
Spot uranium	9.50	7.10	34
Long-term uranium	10.50	9.25	14

Market	Year-end Prices $ US/kg U as UF_6		
	2001	2000	% change
Spot UF_6 conversion	5.25	3.25	62

and a 3% gain in capacity expansions, with the balance due to better performance from existing power reactors. US capacity factors continue to improve and have averaged about 91% in 2001, nearly 1% higher than in 2000. European countries are also setting records for nuclear generation of electricity and many countries have reported an increase in the share of electricity produced by nuclear. Sweden's nuclear share of overall domestic electricity production increased 5% to 44%, while preliminary electricity production numbers for France show nuclear generated electricity's share of the market was 1.5% higher than in 2000, accounting for 76% of total electricity production.

Existing Nuclear Plants Increase Capacity

Nuclear plants can increase generating capacity through the installation of more efficient equipment or improved instrumentation, or both. This is referred to as an uprate. Uprates can increase a power plant's capacity by 2% to 20%. In most cases, an increase in capacity translates into increased demand for uranium and conversion services.

In 2001, the US nuclear industry was authorized to uprate 20 of the nation's 103 reactors, resulting in an increase in capacity of 1,091 megawatts. This is the equivalent of adding a large power plant to the grid. In Europe, nuclear reactors in Belgium, Finland, Sweden, and Germany have uprated their generating capacity and other countries have plans to do so as well.

Nuclear Plant License Extensions

In 2001, one US nuclear unit received a 20-year license extension, joining the five that received extensions in 2000. Two units have already received license extensions in 2002. Operators of a further 44 units have applied or are expected to apply for extensions in the next few years. In total, this represents almost 50% of US nuclear generating capacity.

The Russian government has announced ambitious plans for nuclear energy. Russia has stated it will be extending the lives of existing reactors for an additional 10 years over the original design specifications to increase electricity generating capacity. The plans include the completion of three reactors whose construction was halted in the late 1980s, and building 23 new units over the next two decades.

Security at Nuclear Facilities

With the terrorist attacks in September of 2001, public concern was heightened about security at nuclear facilities and the potential for exposure to radioactive release caused by such attacks. According to the Nuclear Energy Institute in Washington, D.C., US nuclear plants are equipped for, and prepared to defend against, most types of attacks. They are structurally fortified to withstand the impact of natural forces like hurricanes and tornadoes and airborne objects up to a very substantial force.

The US nuclear industry believes that its current plant security measures are highly effective in deterring terrorist acts and safeguarding the public but it continues to explore ways to further enhance its security programs.

Nuclear Power and Politics

In Europe, while some reactor closures may occur in the short term as a result of political decisions, countries still must deal with economic and environmental realities, and the need to meet the growing electricity demand.

In Sweden, the government has again postponed the premature closure of a nuclear reactor until the end of 2003 or later, citing the lack of emissions-free replacement power and potential power shortages.

In December 2001, the German parliament approved a law to phase out nuclear power over the next 20 years. The first closures are scheduled for 2003 and the last in 2021. However, a German federal election is expected in 2002 and the main opposition leader has stated that the present phase-out policy will be revoked if he is elected.

In France, a government study on future generation options indicated that the best scenario includes extending the operation of existing nuclear reactors and not building any new electricity capacity (nuclear or otherwise) until at least 2020. The study concluded that closing France's 58 power reactors by 2020 would trigger significant costs, lead to higher taxes, lower economic growth and higher unemployment.

In May 2001, the US president released a national energy strategy recommending that nuclear power be a major component of the US electricity mix. Later in the year, the US House of Representatives passed a comprehensive energy bill that included provisions for the reduction of barriers to, and incentives for the use of, nuclear energy. The US Senate will debate a revised version of this bill early in 2002. The US Department of Energy has announced a program of early site review involving two US nuclear utilities with the goal of having a new US nuclear plant operational by 2010.

On a negative note, at United Nations climate change meetings, nuclear power was excluded from the list of technologies that qualify for export credits toward the reduction of greenhouse gas emissions. Since nuclear is a non-emitter of CO_2, the most serious greenhouse gas, it would seem climate change negotiators have set aside one of



* Estimate
100
50
0
70
79
91*
1991
1996
2001

US CAPACITY FACTOR (%)

The average capacity factor in the US achieved an all-time high in 2001 the most effective technologies able to solve the problem of global warming.

Cost of Energy Supply

A major European study, released in 2001, concluded that nuclear energy incurs about one-tenth the social, health and environmental costs of coal. According to the study, if the health and environmental effects of coal and gas generation were taken into account, the European Union price of electricity from coal would double, and from gas would increase 30%.

In 1999, the latest year in which full data is available, the direct costs of US nuclear power production were lower than those of coal for the first time since the mid 1980's. Preliminary data shows that 2000 costs continued this trend. The steady decline in costs is largely attributable to improved performance at US nuclear power plants.

Impact on the Nuclear Industry

The foregoing trends were generally positive for nuclear, and there was much discussion of a "nuclear renaissance" in 2001. However, it is difficult to know whether these trends and the national debates on the long-term future of nuclear power will eventually result in more or less favourable conditions for the nuclear industry.

Improved reactor operations, uprates and the extension of reactor lives make it highly likely that the current level of uranium and conversion demand will continue for many years. In the shorter term, buyers' perceptions that there are ample supplies of uranium should change as excess inventories decline. This should cause uranium prices, in the future, to more closely reflect the costs of developing and operating uranium mines.

Update on Uranium Supplies

Inventory Drawdown Continues

Prior to 1985, uranium production exceeded reactor requirements due, in large part, to government incentive programs that anticipated rapid growth of nuclear generated electricity. The result was a build up of large inventories. For the past 16 years, production has fallen short of annual requirements and a large portion of these inventories has been consumed.

The drawdown of excess inventory held by western world utilities, producers, governments and others in 2001 was estimated at 35 million pounds U_3O_8, similar to the previous year. Over 500 million pounds of excess world inventory has been drawn down since 1985. Inventory drawdown in 2002 is expected to continue at the 2001 rate.

World Uranium Production Update

World production in 2001 was estimated at about 94 million pounds U_3O_8, an increase of 4% from 2000. Western world production increased by 2% to about 73 million pounds. Production in 2002 is expected to be about the same as 2001.

Russian Uranium from Highly Enriched Uranium (HEU)

As a result of a 1994 agreement between the US and Russia to reduce the number of nuclear weapons, additional supplies of uranium have been available through the HEU natural uranium feed agreement (the HEU agreement).

In 2001, all scheduled HEU deliveries were received in the US. Cameco took delivery of its US quota share. The uranium not purchased by the partners to the agreement, is being returned to Russia, to be held in a segregated stockpile or used by Russia in blending down additional HEU. Russian HEU is a significant and necessary source of supply for the western world uranium market.

Conversion Supply Consolidates

In February 2001 British Nuclear Fuels Limited (BNFL) announced that it would halt UF_6 production in 2006. BNFL also stated it was immediately ceasing the marketing of UF_6 conversion services. Uncommitted UF_6 production until plant shutdown will be sold to Cameco. BNFL's decision will contribute in the future to a more balanced supply and demand for the uranium conversion market.

Ontario Electricity Market

In November 1997 the government of Ontario established a framework for restructuring the provincial electric power industry. Through this initiative the province is shifting from a monopoly-based electricity system to a competitive electricity market. On December 18, 2001 the Ontario government reaffirmed that the electricity market would be open to competition as of May 1, 2002.

Upon market opening the existing arrangement through which Bruce Power sells all of its output at a fixed

Data estimated 2001


16%
22%
35%
21%
3%
3%

	million lbs U_3O_8
Africa	15
CIS/China	21
Australia	20
US	3
Other	2
Canada	33
Total	**94**

WORLD URANIUM PRODUCTION

Cameco's 19 million pounds of U_3O_8 production represented 20% of the world output.

price to Ontario Power Generation will terminate. From that time forward, Bruce Power will sell its output to the new Independent Market Operator (IMO) spot market and to wholesale electricity customers such as power traders, local distribution companies, new retailers and large industrial power users. Bruce Power has already negotiated a number of wholesale contracts for a significant part of its expected output. Bruce Power is not adversely affected by the collapse of Enron Corp.


300
275
250
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

DAILY GOLD PRICES - 2001

[illegible] saw significant fluctuations in the spot market gold price which averaged [illegible]

Gold Market Review

Gold prices began the year at $271 (US) per ounce and ended 2001 marginally higher at $277 (US) per ounce. The average spot price for the year was $271 (US) per ounce, the lowest annual average in over 20 years. In spite of this relatively narrow price range, market fluctuations were significant throughout the year.

Weak gold prices at the beginning of 2001 recovered in late February after a perceived tightness in supply boosted short-term lease rates above 6%. The rally proved to be short lived however and in early April gold recorded its low for the year at $256 (US) per ounce.

By mid April, inflationary concerns put gold back in the spotlight and in late May the market reached a level of $291 (US) per ounce. Prices retracted after market data and bond yields helped calm inflationary worries.

The last peak of the year occurred on September 11th in response to the terrorist attacks in the US. Gold prices rose that day to $287 (US) per ounce, up from $272 a day earlier. The high for the year was recorded a week later at $293 (US) per ounce. Prices remained well supported throughout September but eased again in October as weakening investment demand prompted profit-taking and fresh selling interest.

Economic indicators for gold are mixed. Weak stock markets and easing monetary policy are positive. On the other hand, a strong US dollar appears to pose a continuing barrier to sustainable improvement in gold prices. Overall, the gold market appears to have stabilized above its recent lows and may be positioned to benefit from continuing global economic and political uncertainty.

Management's Strategy

While the market for uranium concentrates improved significantly in 2001, the portion of the long-term contract portfolio which comprises market-related contracts did not fully reflect the improved price levels of late 2001. Gold prices to the end of 2001 remained depressed at their lowest average level in more than two decades. Cameco has remained focused on its core businesses and in building on its fundamental strengths.

Cameco's strength lies in the dominant position it holds in uranium mining, conversion and marketing; the fact that it controls and has been able to develop the industry's lowest-cost reserves, competitive conversion facilities, and marketing relationships with secondary suppliers of uranium.

As market conditions have evolved, Cameco has sought to further exploit these advantages and to leverage them in related opportunities where it can apply its strategic position and core competencies to advantage.

Fundamentally, Cameco has focused on doing more of what it does best, and this continues to lie at the heart of its strategy going forward.

In pursuit of this strategy, in 2001, the company:

- Continued to pursue cost reductions throughout the organization and achieved design capacity production levels at the McArthur River mine;
- Acquired a 15% interest in Bruce Power and agreed to participate in the investment to re-start two units at the Bruce A nuclear plant in 2003;
- Successfully pursued its mining plan at Kumtor, where gold production set a record level and cash costs were the lowest since the mine opened;
- Expanded uranium reserves at McArthur River;
- Replaced reserves at Kumtor;
- Continued to pursue development of the rich Cigar Lake uranium deposit, while reserving commitment on the bulk of project expenditures until the uranium market can support additional investment;
- Signed an amendment to the HEU agreement to ensure the continued supply of uranium derived from Russian nuclear weapons into western markets; and,
- Focused on improving its safety and environmental record, achieving notable milestones.

To build on the strength of its market position in 2002, Cameco will:

- Actively pursue cost and production efficiencies in its uranium mining and conversion businesses;
- Work to improve its market position through continued preparation for development of deposits at Inkai in Kazakhstan, and at Cigar Lake;
- Support, with its partner British Energy, Bruce Power's programs to improve productivity and processes, to effectively manage the transition to electricity market opening in Ontario, and to bring two Bruce A reactors on stream in 2003;
- Explore opportunities to expand its relationships in electricity generation with British Energy or other quality partners;
- Evaluate opportunities in new markets or technologies where the use of nuclear energy comes into play; and,
- Seek to maximize value in its gold assets.

BUSINESS SEGMENTS AND CORPORATE EXPENSES

Nuclear Business

Cameco's nuclear business consists of the McArthur River, Key Lake and Rabbit Lake mine/mill operations in Saskatchewan, the in situ leach (ISL) operations in the US, the uranium conversion plants in Ontario, the testing of the Inkai ISL property in Kazakhstan, the licensing for development of the Cigar Lake project in Saskatchewan, the exploration for uranium in North America and Australia, and the investment in Bruce Power.

Revenue

In 2001, revenue from the nuclear business rose by 1% to $586 million due to a 3% increase in nuclear sales volume over the previous year. Revenue was negatively influenced by a moderately higher percentage of uranium concentrate sales having market-related pricing which are currently lower than fixed-price sales contracts.

Cost of products and services sold

In 2001, the cost of products and services sold was $370 million compared to $365 million in 2000 due to the higher sales volumes. The incremental cost of the 3% volume increase was partially offset by reduced unit cash costs which were about 2% lower than in 2000. Costs benefited from reduced royalty charges and the influence of a full year of commercial production at McArthur River. In 2001, the cost of products and services sold was also influenced by higher care and maintenance costs at Rabbit Lake due to the shutdown of the mill during the last half of the year. In both 2001 and 2000, a significant amount of Cameco's uranium concentrate deliveries were fulfilled with acquired material. The average cost of acquired material also influences costs.

Depreciation, depletion and reclamation

Depreciation, depletion and reclamation (DD&R) charges totaled $100 million for 2001, an increase of $14 million or 16% over the previous year. The increase was due to a higher volume sold and an increased DD&R cost per unit. With the November 2000 commencement of commercial production at McArthur River, DD&R has been included in the inventoried cost of production. Since the majority of Cameco's uranium production in 2001 came from McArthur River, the average DD&R unit cost trended upward.


Far East
Europe
North America
19%
20%
61%

NUCLEAR REVENUE
(by market region)
North America remains Cameco's largest market for nuclear products and services.

Gross profit

In 2001, gross profit from the nuclear business amounted to $116 million compared to $129 million in 2000, a decline of $13 million. This decrease was attributable to lower realized prices for the nuclear products. The gross profit margin for the nuclear business fell to 20% from 22%.

Uranium exploration

In 2001, uranium exploration expenditures were $10 million, down $2 million compared to 2000. Exploration efforts continue to be focused on prospects in Canada and Australia which are considered to have the best potential for economically attractive discoveries.

Uranium production

The following schedule summarizes the 2001 milling statistics for Cameco's uranium production centres. At 18.8 million pounds U_3O_8, Cameco's share of production rose 13% in 2001.

NUCLEAR BUSINESS HIGHLIGHTS

	2001	2000	% change
Revenue ($ millions)	586	580	1
Gross profit ($ millions)	116	129	(10)
Gross profit (%)	20%	22%	(9)
EBT ($ millions) *	116	117	(1)

* Earnings before tax

URANIUM OPERATING HIGHLIGHTS

	Key Lake [1]		Rabbit Lake		Highland		Crow Butte	
	2001	2000	2001	2000	2001	2000	2001	2000
Tonnes milled	197,717	186,514	139,288	216,170	n/a	n/a	n/a	n/a
Production (million lbs U_3O_8)	18.0	10.8	4.6	7.3	0.8	0.9	0.7	0.8
Cameco's share	12.6	7.7	4.6	7.3	0.8	0.9	0.7	0.8
Recovery (%)	98.3	96.5	97.2	97.1	n/a	n/a	n/a	n/a
Average mill head grade (% U_3O_8)	4.31	2.79	1.35	1.57	n/a	n/a	n/a	n/a

[1] McArthur River ore is milled at Key Lake. Some stockpiled Key Lake ore is used to dilute the McArthur River Ore.

Writedown of mineral properties

In 2000, a review of the company's carrying values of its nuclear assets determined that a writedown of its ISL uranium assets in the US was warranted. The impact on earnings amounted to $121 million, net of a $7 million tax recovery. The amount of the writedown was determined on the basis of estimated future net cash flows calculated using forward price projections which averaged those of third-party industry experts and Cameco's internal estimates.

The writedown represented all of the value associated with the company's ISL uranium producing assets at Highland (Wyoming) and Crow Butte (Nebraska) as well as a portion of some ISL properties designated for future development.

Provision for waste disposal

In 1988, Cameco assumed the ownership and primary responsibility for low level radioactive waste management at four locations in Ontario. In 2000, the government of Canada and the three communities involved signed an agreement for the cleanup, storage and long-term management of historical wastes, including this waste.

Accordingly, the company established a one-time provision for this liability of $20 million and included this amount in the total reclamation provision for 2000. The provision represents Cameco's remaining liability for these wastes accumulated by one of Cameco's predecessor companies, Canada Eldor Inc., a federal crown corporation. A cost sharing agreement stipulates that all additional costs related to this material will be the responsibility of the federal government.

Gold Business

Cameco's gold business consists primarily of its mining operations. Cameco through Kumtor Gold Company (KGC) and another subsidiary, owns a one-third interest in and operates the Kumtor gold mine in Kyrgyzstan, Central Asia. Through Kyrgyzaltyn, the Republic of Kyrgyzstan owns the remaining two-thirds. Cameco also has exploration activities mainly in North America and Central Asia.

Revenue

In 2001, revenue from the gold business totaled $115 million (Cdn), an increase of $6 million or 6% from 2000, reflecting an 8% increase in sales from the Kumtor mine. The greater volume more than offset a decline in the average realized Canadian dollar selling price which fell 3%. The realized US dollar price declined to $292 (US) from $314 (US) in 2000.

The average spot market price for gold during 2001 was $271 (US) per ounce, down 3% from the average price of $279 (US) for 2000. KGC's hedge position at December 31, 2001 was 1,056,000 ounces, one-third being Cameco's share. It is expected that these hedges, including the expected future influence of contango [1], will yield an average price of approximately $300 (US) to $303 (US) per ounce. The mark-to-market gain on Cameco's share of the hedge position was $6 million (US) at December 31, 2001 based on a spot market gold price of $277 (US) per ounce.

Cost of products and services sold

In 2001, the cost of products and services sold was $52 million, an increase of

GOLD BUSINESS HIGHLIGHTS

	2001	2000	% change
Revenue ($ millions)	115	109	6
Gross profit ($ millions)	34	29	17
Gross profit (%)	29%	26%	12
EBT ($ millions) *	26	19	37
Sales volume			
(Cameco's share in thousand oz)	243	225	8
Selling price ($US/oz)	292	314	(7)
Unit cash cost ($US/oz)	142	153	7

* Earnings before tax

[1] Contango is the positive difference between the spot market gold price and the forward market gold price. It is normally expressed as a per-annum interest rate and is the difference between London Inter Bank Offer Rates (LIBOR) and the lease rate charged by institutions that lend gold.

GOLD OPERATING HIGHLIGHTS

	2001	2000	% change
Kumtor			
Reserves proven and probable (000s tonnes)	31,222	28,971	8
Average grade (g/t)	3.85	4.26	(10)
Contained gold (000 oz)	3,864	3,968	(3)
Tonnes milled (000 tonnes)	5,470	5,482	–
Grade (g/t)	5.14	4.65	11
Mill recovery (%)	83.1	81.5	2
Production (000 oz)	752.7	670.0	12
Production (Cameco's share in 000 oz)	250.9	223.3	12
Cash cost ($US/oz) *	$ 142	$ 153	7

* Using Gold Institute definition

$3 million or 6% due to the higher volume. The added cost of the greater volume was partially offset by a lower unit cash cost. At Kumtor, the cash cost declined to $142 (US) per ounce from $153 (US) in 2000 mainly as a result of increased production. Gold production at Kumtor was 12% greater than in 2000 due mainly to higher-grade ore which averaged 5.14 grams per tonne compared to 4.65 grams, an increase of 11%. An improved recovery rate, which rose to 83.1% from 81.5%, also contributed to the increased production. The unit cash cost is calculated in accordance with the standards established by the Gold Institute.

BRUCE POWER HIGHLIGHTS

Output (terawatt hours)	15.5
Capacity factor (%) [1]	87
($ millions)	
Revenue	$ 599
Operating costs	468
Earnings before interest & taxes	131
Interest	41
Earnings (loss) before taxes	$ 90
Cameco's 15% interest	$ 13
Less: Cameco's proprietary adjustments	1
Cameco's share of earnings before taxes	$ 12

[1] A generating plant's capacity factor for a given period represents the amount of electricity actually generated for sale expressed as a percentage of the amount of electricity the plant is capable of producing for sale.

Depreciation, depletion and reclamation

In 2001, depreciation, depletion and reclamation charges totaled $29 million, representing a decline of $2 million or 6% compared to 2000. This reduction was due to higher reserves and certain assets being fully depreciated. This resulted in a lower unit depreciation rate which fell to $77 (US) per ounce from $93 (US) in 2000.

Gross profit

Gross profit from the gold business was $34 million in 2001, up $5 million or 17% compared to 2000. The gross profit margin for gold was 29% compared to 26% in 2000. On a unit basis, the lower realized price was more than offset by reduced cash costs and the lower depreciation rate.

Gold exploration

In 2001, gold exploration expenditures decreased to $8 million from $9 million the previous year. In 2001, approximately 72% of total expenditures were incurred in North America.

Bruce Power

The operating highlights for the Bruce Power limited partnership (100%) for the period from May 12 to December 31, 2001 are as shown in the table.

Cameco's 15% investment in Bruce Power was effective as of May 12, 2001. From this date to the end of 2001, 15.5 terawatt hours of power were generated reflecting a capacity factor of 87%. Cameco's share of earnings before taxes in 2001 was $12 million.

Corporate Expenses

Administration

In 2001, administration costs of $37 million decreased by $1 million compared to the previous year.

Interest and Other

Net expenses rose by $3 million compared to 2000 reflecting lower interest income and lower foreign exchange gains. Interest income from the subordinated loan to KGC was lower in 2001 due to a reduced principal balance and a lower interest rate. Cameco received loan principal repayments totaling $21 million (US) during the year. In 2001, the rate of interest on the subordinated loan was 10.8% compared to 12.5% in 2000.

Income Taxes

The effective tax rate for 2001 declined to 39% from 49% in the previous year due to a greater proportion of pre-tax earnings being realized outside of Canada where they are subject to lower tax rates. Income tax expense of $42 million for 2001 was $9 million or 18% less than the $51 million incurred in 2000 before special items.

However, the income tax expense for 2000 was significantly influenced by special items which gave rise to tax recoveries of $16 million.

Income tax expense includes large corporations taxes which amounted to $5 million in each of 2001 and 2000. See note 15 to the consolidated financial statements.

CASH AND LIQUIDITY

Cash Resources

Operating Activities

In 2001, Cameco generated cash from operations of $116 million ($2.10 per


280
140
0
228
201
205
1999
2000
2001

share) compared to $224 million ($4.04 per share) in 2000. This decrease of $108 million reflects higher year-end accounts receivable which rose by $116 million compared to the previous year. In 2001, deliveries in the nuclear business were heavily skewed to the fourth quarter when 50% of the year's revenues were recorded.

Excluding the changes in other operating items, cash provided by operations was $205 million ($3.70 per share) compared to $201 million ($3.62 per share) in 2000. This improvement was attributable to higher cash margins earned on products sold; revenues increased by $12 million while the cost of products and services sold (excluding DD & R) rose by $8 million.

Investing Activities

Cash used in investing activities was $131 million in 2001 compared to $85 million the previous year. This increase was due primarily to the investment in Bruce Power which totaled $88 million at December 31, 2001 including outstanding amounts for fabricated fuel. Expenditures for property, plant and equipment were $37 million lower than in 2000 when development at McArthur River was completed. During the year, Cameco received $21 million (US) in repayment of principal on the subordinated loan to KGC compared to $11 million (US) in 2000. The outstanding balance on this loan was $76 million (US) at the end of 2001.

Financing Activities

In 2001, financing activities provided $15 million. During the year, cash provided by operating activities was supplemented by net borrowing of $54 million to finance Cameco's investing activities.

Liquidity and Capital Resources

Overview

Financial liquidity represents the company's ability to fund future operating activities and investments. Some important measures of liquidity are summarized in the table below.

Indicators Defined

Cash provided by operations reflects the net cash flow generated by operating activities after consideration for changes in working capital.

Cash provided by operations to net debt indicates the company's ability to meet debt obligations from internally generated funds.

Net debt to total capitalization measures the company's use of financial leverage. A lower percentage means less reliance upon

LIQUIDITY INDICATORS

	2001	2000	1999	1998	1997
Cash provided by operations ($ millions)	116[1]	224	249	237	162
Cash provided by operations/net debt[2] (%)	36[1]	86	80	42	92
Net debt[2]/total capitalization (%)	15	13	14	23	9

[1] Unusually low due to large amounts of deliveries late in the fourth quarter for which payment was received in early 2002.

[2] Total debt less cash and cash equivalents.

QUARTERLY FINANCIALS RESULTS

	2001					2000				
($ millions, except per share amounts)	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Revenue	70	139	170	322	701	142	163	138	246	689
Net earnings before special items *	1	12	15	28	56	9	11	10	15	45
-per share	0.01	0.23	0.27	0.50	1.01	0.17	0.19	0.18	0.27	0.81
Net earnings (loss) *	1	12	15	28	56	9	11	(111)	4	(87)
-per share	0.01	0.23	0.27	0.50	1.01	0.17	0.19	(2.01)	0.08	(1.57)
Cash from operations	28	11	14	63	116	50	63	25	87	224
-per share	0.50	0.22	0.25	1.13	2.10	0.88	1.11	0.44	1.61	4.04
Cash dividends	0.125	0.125	0.125	0.125	0.50	0.125	0.125	0.125	0.125	0.50

* Attributable to common shares

KUMTOR CAPITAL STRUCTURE

($US millions)	Initial Funding	Balance at Dec. 31, 2001
Debt		
Third party		
Senior *	$ 265	$ 92
Subordinated	20	20
Total third party	285	112
Cameco subordinated	107	76
Total debt	392	188
Equity	45	45
Total Capital	$ 437	$ 233

* Cameco has guaranteed the payment of all principal and interest that become due on the senior debt.

debt as a source of financing. Although debt is a lower cost form of financing compared to equity, a lower percentage of debt also represents less exposure to fixed payment obligations.

Credit Ratings

The company has the following ratings from third-party rating agencies:

- **Standard & Poor's**
  Currently rated "A-" with a stable outlook
- **Moody's**
  Currently rated "A3" with a negative outlook
  Outlook changed to "negative" in March, 2001
- **DBRS**
  Currently rated "A (low)" with a stable outlook
  Downgraded from "A" to "A (low)" in June 2001

In 2001, Moody's and DBRS noted that the uranium market may take a few years to recover and adjusted their ratings accordingly.

Debt

Cameco has access to approximately $694 million in unsecured lines of credit.

Primary liquidity is provided by a $400 million revolving credit facility that matures early in 2003. The company may borrow directly from investors by issuing commercial paper up to a limit of $400 million. To the extent necessary, Cameco uses the revolver to support its commercial paper program.

Cameco also has agreements with various financial institutions to provide up to $294 million in short-term borrowing and letter of credit facilities. These arrangements are predominantly used to fulfill the regulatory requirements to provide financial assurance for future reclamation of the company's operating sites. See note six to the consolidated financial statements.

Cameco operates within the investment grade segment (high credit quality) of the market when obtaining credit. The cost, terms and conditions under which financing is available vary over time. While access to credit cannot be assured, it was readily available during 2001.

In 2001, Cameco issued $50 million in debentures bearing interest at 7.0% per annum and maturing on July 6, 2006. Proceeds were used to repay other indebtedness.

Equity

The other major source of funding for future requirements is the equity market. Access to capital markets in the future will be dependent upon the prevailing conditions of the equity market and upon the extent to which investors support the company's business plan. Cameco last raised common equity in 1997.

Kumtor Gold Company

To finance the Kumtor gold project, a consortium of financial institutions advanced $285 million (US) in senior and subordinated loans to the project in 1996. During 2001, KGC repaid $49 million (US) of these third party loans. After these repayments, the outstanding balances were $92 million (US) in senior debt and $20 million (US) in subordinated debt. Since Cameco proportionately consolidates its interest in KGC, $37 million (US) ($60 million (Cdn)) of the remaining loans were included in Cameco's long-term debt. See note six to the consolidated financial statements.

In addition, Cameco provided a subordinated loan of $107 million (US) to the project. The outstanding principal and accrued interest at the end of 2001 amounted to $76 million (US) and $0.5 million (US) respectively. This compares to $97 million (US) in outstanding advances and $1 million (US) in accrued interest at year-end 2000. In 1996, Cameco invested $45 million (US) as an equity contribution.

While the Kumtor credit facilities are an obligation of KGC, Cameco has agreed to guarantee the payment of all principal and interest amounts that become due on the senior debt. This guarantee does not apply in the case of certain defined events of political force majeure, which are covered by political risk insurance purchased on behalf of some lenders and self-insured by others. See note 18 to the consolidated financial statements. Under current production plans, the guarantee is not expected to be called upon, so long as the remaining unhedged production is sold at prices of at least $150 (US) per ounce.

As part of the Kumtor financing arrangements, KGC must maintain a debt reserve bank account as described in note five to the consolidated financial statements.

Debt Covenants

Cameco is bound by certain financial covenants in its credit facilities and in those of Kumtor. These covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2001, Cameco met these covenants and does not expect its operating and investment activities in 2002 to be constrained by them.

BUSINESS RISKS

Risks and Uncertainties

Financial Risk

Cameco's financial condition is influenced by operational performance and by a number of market risks, the most significant of which are fluctuations in uranium, gold and electricity prices and changes in sales volumes and foreign exchange rates. Risk management strategies are being employed to assist in identifying and mitigating risks.

Uranium Prices

The company reduces its exposure to volatility in uranium prices by maintaining a long-term contract portfolio which is diversified by price mechanism, delivery date and customer. For 2002, the company's sensitivity to changes in the uranium spot price is noted in the outlook section.

Limited Number of Customers

The company relies on a small number of customers to purchase a significant portion of its uranium concentrates and conversion services. For example, Cameco's five largest customers are anticipated to account for 37% of the company's contracted supply of U_3O_8 for 2002 through 2004. This compares to 35% of the contracted supply of U_3O_8 for 2001 through 2003. The loss of any of these large customers, or any significant curtailment of purchases by them, could have a material adverse effect on the company's financial performance.

Use of Derivatives

Cameco uses financial derivatives to mitigate operating and market risks. A derivative is entered into as a hedge against specific economic and transactional exposures. Cameco does not enter into derivative contracts for speculative purposes. However, derivatives bring with them their own exposure to counterparty default.[1] As of December 31, 2001, Cameco's exposure is predominantly with parties that had credit ratings of AA- or higher. Accordingly, Cameco believes the risks of default are low and the benefits

CONTRACTUAL CASH OBLIGATIONS

($ Cdn millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 354	$ 26	$ 168	$ 157	$ 3
Unconditional product purchase obligations *	1,389	105	256	204	822
Total contractual cash obligations	**$1,743**	**$ 131**	**$ 426**	**$ 361**	**$ 825**

* Denominated in US dollars. Converted to Canadian dollars at the year-end rate of 1.5926.

COMMERCIAL COMMITMENTS

($ Cdn millions)	Total amounts committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Standby letters of credit [1]	$ 147	$ 142	$ 5	–	–
Guarantees					
KGC senior debt *	99	53	46	–	–
KGC hedge program *	84[4]	76	8	–	–
Bruce Power investment [2]	40	–	–	–	$ 40
Bruce Power guarantees [3]	102	–	–	–	102
Total commercial commitments	**$ 472**	**$ 271**	**$ 59**	–	**$ 142**

* Denominated in US dollars. Converted to Canadian dollars at the year-end rate of 1.5926.

1 The standby letters of credit maturing in 2002 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco's mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

2 Cameco has agreed to invest up to $100 million in Bruce Power. To the end of 2001, Cameco had invested $60 million in the partnership.

3 Cameco has agreed to guarantee up to $102 million in respect of contingent obligations of Bruce Power. See note 19 to the consolidated financial statements.

4 See discussion on the following page under gold prices in the section titled risks and uncertainties.

1 Default by the counterparty means that the other party in a derivative contract is unable to perform its obligations at the time of contract maturity, resulting in the intended hedge being of no value. This concern is addressed by dealing only with counterparties of high credit quality and limiting the amount and duration of the exposure. A measure of default risk is the mark-to-market value of a hedge position. This value is the difference between the price a derivative contract was entered into and its current market value. A positive number, such as mentioned on the following page for gold hedges, indicates that the company has that amount of value at risk should its counterparties default. A negative number, such as mentioned below for foreign exchange, represents the amount of value Cameco would have to pay should the hedge position need to be settled immediately.

derived from using derivatives outweigh the associated risks.

Gold Prices

KGC hedges the price risk for future gold sales. Since the start of production at Kumtor in 1997, gold hedging has generated $118 million (US) in higher revenues for KGC compared with the revenues based upon spot market prices at time of sale. At the end of 2001, KGC had in place forward sales and option agreements on 1,056,000 ounces.

Cameco has agreed to provide approximately $100 million (US) of credit support to KGC's counterparties, to mitigate the potential of default by KGC.

At year-end 2001, Cameco had a maximum financial exposure under these arrangements of $48 million (US) for contracts maturing in 2002 and $5 million (US) for contracts maturing in 2003. Cameco's credit support begins when the average spot price exceeds about $293 (US) per ounce.

Cameco's one-third share of Kumtor's hedging agreements was 352,000 ounces consisting of 294,000 ounces in forward contracts, 58,000 in put options and 58,000 in call options. The average prices were $296 (US) per ounce for the forward contracts and $277 (US) per ounce for the put options. Exercise of the put options is at the company's discretion. Exercise of the call options, which had an average price of $295 (US), is at the counterparty's discretion. The mark-to-market gain on Cameco's share of these hedge positions was $6 million (US) at December 31, 2001 based on a spot market gold price of $277 (US) per ounce. See note 24 to the consolidated financial statements.

Foreign Exchange Risk

Most of the company's revenues are in US dollars. At December 31, 2001, Cameco had sold forward $592 million (US) at an average effective exchange rate of approximately $1.5637 per US dollar. The mark-to-market loss on these foreign exchange positions was $17 million (Cdn), based on a spot market foreign exchange rate of $1.5926 US/Cdn as at December 31, 2001. Due to existing hedges, the sensitivity of the company's earnings and cash flows in 2002 to changes in the Canada/US exchange rate is not material.

Political Risk

The Kumtor gold mine is located in the Kyrgyz Republic, a country formerly part of the Soviet Union. The mine is the largest foreign investment project in the country and represented approximately 10% of the country's gross domestic product and 36% of its exports in 1999. The importance of Kumtor in relation to the rest of the Kyrgyz economy has meant that Kumtor has maintained a very high profile within the country. This level of attention is not without risk; however it has been of significant benefit in ensuring continued efficient operations.

Cameco's investment in Kumtor may be exposed to adverse political developments that could affect the economics of the project.

Cameco also owns a 60% interest in Joint Venture Inkai (JVI) which is developing a uranium mine in the Republic of Kazakhstan. Through KazAtomProm, the Republic of Kazakhstan owns the remaining 40%. Cameco has agreed to provide funding of up to $40 million (US) to JVI for project development. A test mine is expected to be completed in 2002. To date, the Kazakhstan government has supported the project; but there is no assurance that such support will continue for the project's duration.

The company has made an assessment of the political risk associated with each of its foreign investments and has purchased political risk insurance to mitigate losses as deemed appropriate.

Insurance

Cameco has maintained an excellent insurance record with few claims. Obtaining the desired types and limits of coverage has not been a problem in the past. However, over the past couple of years, insurance markets have experienced significant loss. Some capacity for the types of insurance sought by Cameco has been withdrawn from the market and the company expects significant increases in the cost of purchasing insurance during the next few years.

Operations Risk

At McArthur River, the mine's design capacity of 1.5 million pounds U_3O_8 per month was achieved over most of 2001. Based on experience, there is confidence that the mining method works effectively and that the operating risks are acceptable. However, with the high ore grade, the critical need to control ground water, and the innovative applications of technology employed, some measure of operating risk will continue throughout the life of the mine.

At Cigar Lake, technical challenges also exist regarding ground water control, rock stability and radiation protection. Failure to resolve these issues or significant delays in obtaining permits and licences could have an adverse effect on Cameco's future results.

Environmental Risk

Cameco is subject not only to the normal worker health, safety and environmental risks associated with all mining and chemical processing, but also to additional risks uniquely associated with uranium mining, milling and conversion.

In 2001, Cameco embarked upon the design of a quality management system and continued its program to implement an environmental management system at all its Canadian production sites and its Kumtor gold operation. At the end of 2001, the company was seeking an ISO 14001 certification at its Blind River refining facility and this was subsequently achieved in February 2002. The Port Hope conversion facility received this certification in 2000.

In addition, Cameco introduced a new health and safety management system to all its sites in 2001. During the year, Cameco employees achieved an accident frequency safety record of 0.25 lost time accidents per 200,000 person hours worked. This accident frequency was somewhat higher than the 0.18 frequency recorded in 2000. The company's long-term contractors recorded an accident frequency of zero lost time accidents. Consequently, on a combined basis, Cameco, its subsidiaries and long-term contractors achieved their best-ever overall safety record with an accident frequency of 0.22 lost time accidents per 200,000 person hours worked.

The approval for Cameco's operations to start, continue and decommission are subject to numerous laws and regulations regarding safety and environmental matters and the management of hazardous wastes and materials. In 2001, the Canadian Nuclear Safety Commission (CNSC) either renewed the operating licences for multi-year periods or were well into the process of renewal for all of Cameco's Canadian operations. As well, Cameco was granted a CNSC licence to become the operator of the Cigar Lake project.

Reclamation

Over the long term, the company must plan for the closure, reclamation and decommissioning of its operating sites. Cameco expects that decommissioning and reclamation costs may increase over time due to more stringent regulatory requirements. Cameco estimates its total future decommissioning and reclamation costs for its operating assets to be $236 million. The majority of such expenditures are typically incurred at the end of the useful lives of the operations to which they relate and, therefore, only a very small percentage of the total estimated costs is expected to be incurred over the next five years. See note seven to the consolidated financial statements.

At the end of 2001, Cameco's accounting provision for future reclamation costs totaled $140 million. To provide financial assurances for these costs, Cameco has provided letters of credit (LOCs), where required. Cameco's LOCs totaled $147 million at the end of 2001, of which $138 million is related to reclamation and decommissioning activities. Under the new Canadian Nuclear Control Act, additional LOCs of up to $50 million related to the Ontario operations will be required for the first time in February, 2002. The company will also complete regulatory-required reviews of conceptual decommissioning plans for all Canadian sites in 2002. These periodic reviews are tied into the license renewal process previously described. Reclamation obligations represent unfunded liabilities of the company.

Electricity Business Risks

Through its interest in the Bruce Power Partnership, Cameco is exposed to various business risks associated with the generation and marketing of electricity. There are three main types of risk. The most significant includes risks directly related to the operating performance of its power generating assets. Bruce Power manages this risk through its focus on preventing unplanned loss of output, adopting simple operational processes and improving human performance at all levels in the organization.

The second type of risk is electricity price. In December 2001, the Ontario government re-affirmed that the province's electricity market will be opened to competition on May 1, 2002. Bruce Power has mitigated this risk by signing long-term electricity supply contracts with reliable customers for the delivery of a substantial portion of its annual generation at competitive prices. These contracts will come into effect at the time of market opening. Electricity generated, but not covered by such contracts, will be sold on the spot market and be subject to prices in effect at the time of delivery. Prior to market opening, all of Bruce Power generation will continue to be sold to Ontario Power Generation, a successor company to Ontario Hydro.

The third type of risk relates to the transmission grid. The ability of Bruce Power to deliver electricity to its customers is dependent on the provincial transmission grid which is owned and maintained by Hydro One, a transmission company owned by the province of Ontario. Any adverse conditions such as severe weather or inadequate maintenance that results in unreliable performance by the grid could cause significant financial loss to Bruce Power. Transmission grid risks are beyond Bruce Power's control.

THE FUTURE

Outlook for 2002

Uranium Production (Cameco's Share)

At McArthur River, production of 13 million pounds U_3O_8 is planned for 2002. The ore from McArthur River will be blended for processing with low-grade ore in stockpile at Key Lake. At Rabbit Lake, mining of the Eagle Point deposit will resume during the spring of 2002 with milling commencing in the third quarter. Eagle Point has about 18 million pounds U_3O_8 of reserves.

In the US, Highland's production volume will decline in accordance with a mining plan announced in November 1998. At the Inkai development project in Kazakhstan, nominal production is

URANIUM PRODUCTION OUTLOOK

Cameco's Share (000s lbs U_3O_8)	2002 Plan	2001 Actual
McArthur River	13,000	12,048
Key Lake	300	648
Rabbit Lake	3,000	4,563
Crow Butte	800	815
Highland	400	695
Total	**17,500**	**18,769**

planned for the test mine scheduled to begin operation in early 2002.

At Port Hope, conversion volume is expected to increase marginally from 11,000 tonnes in 2001.

Uranium Market

After a year in which the uranium spot price increased over 30%, some industry analysts are predicting an increase during 2002, but at a more modest rate. For UF_6 conversion service prices, which also saw a strong increase in 2001, analysts do not foresee significant downside risk to current price levels and anticipate modestly higher prices during 2002.

Long-term market demand for uranium in 2002 is expected to be similar to that reported for 2001 (see Risks and Uncertainties above).

Nuclear Revenue and Margins

Cameco's nuclear revenue in 2002 is expected to rise nominally over the 2001 level. Nuclear sales volumes are expected to be slightly higher. Although market prices rose significantly during 2001, the average prices realized are expected to be relatively unchanged in 2002. About 60% of Cameco's long-term contracts contain pricing which references the spot price at the time of delivery. Nuclear margins are expected to be similar to 2001.

For 2002 deliveries, a $1.00 (US) change in the U_3O_8 spot price from current levels would change revenue by about $20 million (Cdn), net earnings by about $9 million (Cdn) and cash flow by about $14 million (Cdn).

Gold Business

The 2002 Kumtor budget anticipates production of 660,000 ounces (Cameco's share is one-third). This 12% decline from 2001 is largely due to an 8% drop in average ore grade to 4.67 grams per tonne. The unit cash cost is expected to increase about 9% to $155 (US) per ounce due to the lower production volume. The average realized gold price (including related hedge positions at the end of 2001) is expected to decline marginally to $288 (US) per ounce.

Bruce Power

Maintenance work on one reactor within the Bruce B plant, which began near the end of the third quarter of 2001, continued into February 2002, when it returned to service. During 2002, there are outages planned for two other units as well. This maintenance program is expected to lead to a slightly lower capacity factor in 2002 than in 2001. Over the longer term, Bruce Power's goal is to achieve a capacity factor of over 90%.

The restart program for the two Bruce A units will continue during the year in order to bring them back online by the summer of 2003. Of the $340 million project estimate, approximately $65 million has been spent to date and most of the remainder will be incurred in 2002. An important milestone in the restart program will be the approval of an environmental assessment study by the Canadian Nuclear Safety Commission (CNSC), anticipated in 2002.

The investment in Bruce Power is expected to contribute significantly to Cameco's earnings and cash flows beginning in 2003.

Capital Expenditures

In 2002, capital expenditures are projected to be about $60 million, approximately one-half of which is to maintain existing capacity at all operations.

Cameco's share of development expenditures at Cigar Lake is estimated at $13 million. In 2002, a construction license application is expected to be submitted to the CNSC and approval is expected to take about one year. The 2002 work program will focus on preparatory work, including building a freeze plant and some underground drilling, ahead of the construction phase anticipated in 2003. Once regulatory approval is granted and a final production decision is taken, construction would be expected to take about 27 months and could lead to a production startup in 2005.

At the Inkai in situ leach project in Kazakhstan, Cameco's share of work at the test mine is expected to cost about $4 million.

Bruce Power's internal cash flow is expected to be sufficient to fund the majority of its 2002 capital programs including the program to restart two of the Bruce A units.

First Quarter 2002

Revenue in the nuclear business is expected to be stronger generating nearly 20% of the year's revenue compared to less than 10% in the same quarter in 2001. Improved sales volumes and prices are anticipated. In the gold business, revenue is expected to be similar to the first quarter of 2001.

Liquidity

Capital expenditures and operating requirements for 2002 are expected to be funded with internally generated cash flow. Timing variations in receipts and disbursements will be funded on an interim basis with short-term borrowing. There are no requirements foreseen at this time that cannot be met from either internal cash flow or short-term debt.

SUPPLEMENTARY INFORMATION

Saskatchewan Royalty Regime Revised

In December 2001, the Saskatchewan royalty regime was revised, effective January 1, 2001, to include both a basic and a tiered royalty. Under the new regime, the basic royalty is unchanged; it is equal to 5% of gross sales of uranium and is reduced by the Saskatchewan resource credit equal to 1% of the gross sales of uranium.

The tiered royalty is an additional levy on the gross sales of uranium which applies only when the sales price exceeds prescribed levels adjusted for inflation. Uranium sales subject to the tiered royalty are first reduced by capital allowances for new mine or mill construction and certain mill expansions. When these capital allowances are reduced to zero, tiered royalties become payable.

Under the new regime, the total uranium royalty payable, assuming various uranium sales prices and all capital allowances are reduced to zero, is shown in the table to the right.

Under the new regime, the marginal rates range from 4% to 19%, whereas under the previous regime the range was from 4% to 50%.

Cameco did not pay tiered royalties in 2001. In 2002, only the basic royalty is expected to be paid due to available capital allowances. The company believes it will benefit from the new regime as uranium prices rise in the coming years.

REVISED SASKATCHEWAN ROYALTY REGIME

Uranium Sales Price	Net Basic Royalty	Tiered Royalty	Total Royalty	Total Royalty	Marginal Rate
$ Cdn/lb U_3O_8				% of sales price	%
15	.60	.04	.64	4.3	10
20	.80	.34	1.14	5.7	10
25	1.00	.78	1.78	7.1	14
30	1.20	1.35	2.55	8.5	19
35	1.40	2.10	3.50	10.0	19

Critical Accounting Policies

Cameco prepares its consolidated financial statements in accordance with Canadian GAAP. In doing so, management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. Management bases its estimates and judgments on its own experience, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and various other factors believed to be reasonable under the circumstances. Management believes the following critical accounting policies reflect its more significant estimates and judgments used in the preparation of the consolidated financial statements.

Depreciation and depletion on property, plant and equipment is primarily calculated using the unit of production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated recoverable ore reserves. Estimates of lifetime production and amounts of recoverable reserves are subject to judgment and significant change over time. If actual reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation and depletion charged to earnings.

Significant decommissioning activities are often not undertaken until substantial completion of the useful lives of productive assets. Future decommissioning and reclamation costs are estimated and accrued using the unit of production method so that the estimated future liability will be fully provided when decommissioning and reclamation activities are undertaken. Regulatory requirements and alternatives with respect to decommissioning and reclamation activities are subject to change over time. The amount of reclamation charged to earnings is also dependent upon estimated recoverable reserves. A significant change to either the estimated costs or recoverable reserves may result in a material change in the amount of reclamation charged to earnings.

If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves. A material change in assumptions may significantly impact the potential impairment of these assets.

Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. As long as these instruments are effective, they have the effect of offsetting future changes in these underlying rates and prices. Future earnings may be adversely impacted should these instruments become ineffective over time.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

The statements in this management's discussion and analysis which relate to the future are forward-looking statements and are subject to a number of risks and uncertainties. The company's results in the future may differ materially from those which are expressed or implied by these forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Reserves

Cameco's future is secured by more than 500 million pounds of proven and probable uranium reserves.

The following tables summarize Cameco's reserves and resources. The terms used to describe the classes of mineralization are defined on page 65.

URANIUM RESERVES

As of December 31, 2001	Tonnes thousands	Grade % U_3O_8	Total million lbs U_3O_8	Cameco's Share million lbs U_3O_8	Mining Method [1]
Reserves					
Proven					
Cigar Lake	497.0	20.67	226.3	113.2	UG
Crow Butte	-	-	4.2	4.2	ISL
Gas Hills	-	-	10.6	10.6	ISL
Highland	-	-	5.1	5.1	ISL
Key Lake	81.0	0.53	0.9	0.8	OP
McArthur River	898.3	23.32	461.7	322.3	UG
North Butte/Brown	-	-	8.4	8.4	ISL
Peach	-	-	3.6	3.6	ISL
Rabbit Lake	711.0	1.21	18.9	18.9	UG
Ruby Ranch	-	-	3.1	3.1	ISL
Total Proven Reserves			**742.8**	**490.2** [2]	
Probable					
Cigar Lake	54.0	4.41	5.2	2.6	UG
Crow Butte	-	-	3.0	3.0	ISL
Gas Hills	-	-	7.6	7.6	ISL
Highland	-	-	0.9	0.9	ISL
McArthur River	36.0	15.24	12.1	8.4	UG
North Butte/Brown	-	-	4.3	4.3	ISL
Peach	-	-	1.0	1.0	ISL
Ruby Ranch	-	-	1.7	1.7	ISL
Total Probable Reserves			**35.8**	**29.5**	
Total Proven & Probable Reserves			**778.6**	**519.7**	

[1] Mining Method: OP-open pit, UG-underground, ISL-in situ leaching.

[2] Approximately 1,626,000 pounds of U_3O_8 with an average grade of 0.66% U_3O_8 are contained in broken ore stockpiled on surface at the Key Lake, McArthur River and Rabbit Lake sites.

URANIUM RESOURCES

As of December 31, 2001	Tonnes thousands	Grade % U_3O_8	Total million lbs U_3O_8	Cameco's Share million lbs U_3O_8	Mining Method[1]
Resources					
Measured					
Inkai	–	–	13.7	8.2	ISL
McArthur River	13.5	5.36	1.6	1.1	UG
Total Measured Resources			**15.3**	**9.3**	
Indicated					
Crow Butte	–	–	8.5	8.5	ISL
Dawn Lake	347.0	1.69	12.9	7.4	OP+UG
Gas Hills	–	–	2.1	2.1	ISL
Highland	–	–	2.9	2.9	ISL
Inkai	–	–	81.4	48.9	ISL
McArthur River	519.5	9.59	109.9	76.7	UG
North Butte/Brown	–	–	6.0	6.0	ISL
Rabbit Lake	103.0	0.88	2.0	2.0	UG
Total Indicated Resources			**225.7**	**154.5**	
Total Measured & Indicated Resources			**241.0**	**163.8**	
Inferred					
Cigar Lake	317.0	16.92	118.2	59.1	UG
Crow Butte	–	–	7.6	7.6	ISL
Gas Hills	–	–	19.8	19.8	ISL
Highland	–	–	2.5	2.5	ISL
Inkai	–	–	284.2	170.5	ISL
North Butte/Brown	–	–	6.1	6.1	ISL
Peach	–	–	4.0	4.0	ISL
Taylor Ranch	–	–	10.0	5.0	ISL
Total Inferred Resources			**452.4**	**274.6**	

GOLD RESERVES & RESOURCES

As of December 31, 2001	Tonnes	Grade		Total	Cameco's Share	Mining Method[1]
	thousands	g/t Au	oz/T Au	thousand oz Au	thousand oz Au	
Reserves						
Proven: Kumtor	25,974	3.98	0.12	3,324	1,108[2]	OP
Probable: Kumtor	5,248	3.20	0.09	540	180	OP
Total Proven & Probable Reserves	**31,222**	**3.85**	**0.11**	**3,864**	**1,288**	
Resources						
Inferred: Kumtor	18,077	3.84	0.11	2,229	743	
Total Inferred Resources	**18,077**	**3.84**	**0.11**	**2,229**	**743**	

[1] Mining Method: OP-open pit, UG-underground, ISL-in situ leaching.

[2] Approximately 65,000 ounces of gold with an average grade of 3.37 g/t (0.10 oz/T) are contained in broken ore stockpiled on surface at the Kumtor minesite.

Index

Report of Management's Accountability

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgment, are consistent with other information and operating data contained in the annual report and reflect the corporation's business transactions and financial position.

The integrity and reliability of Cameco's reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and appropriate delegation of authority and division of responsibilities. Internal accounting controls are monitored by the internal auditor. Cameco's code of ethics, which is communicated to all levels in the organization, requires employees to maintain high standards in their conduct of the corporation's affairs.

Our shareholders' independent auditors, KPMG LLP, whose report on their examination follows, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards.

The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders' auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders' auditors have unrestricted access to the audit committee. Following its review of the financial statements and the report of the shareholders' auditors, the audit committee submits its report to the board of directors for formal approval of the financial statements.

Original signed by David M. Petroff

Senior Vice-President, Finance and Administration
and Chief Financial Officer

January 30, 2002

Auditors' Report

To the Shareholders of Cameco Corporation

We have audited the consolidated balance sheets of Cameco Corporation as at December 31, 2001 and 2000 and the consolidated statements of earnings (loss), retained earnings and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Original signed by KPMG LLP

Chartered Accountants
Saskatoon, Canada

January 30, 2002

CONSOLIDATED BALANCE SHEETS

As at December 31	2001	2000
		(Thousands)
Assets		
Current assets		
Cash	$ 33,737	$ 33,131
Accounts receivable	255,963	139,858
Inventories [note 3]	354,384	347,141
Supplies and prepaid expenses	44,574	44,550
Current portion of long-term receivables, investments and other [note 5]	30,304	4,995
	718,962	569,675
Property, plant and equipment [note 4]	1,994,424	2,044,820
Long-term receivables, investments and other [note 5]	233,961	168,460
Inventories [note 3]	–	17,584
Total assets	**$2,947,347**	**$2,800,539**
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 108,096	$ 101,874
Dividends payable	6,959	6,868
Current portion of long-term debt [note 6]	26,189	24,670
Current portion of other liabilities [note 8]	4,182	3,865
Future income taxes [note 15]	21,311	22,632
	166,737	159,909
Long-term debt [note 6]	327,773	269,677
Provision for reclamation [note 7]	139,583	131,966
Other liabilities [note 8]	9,787	13,134
Future income taxes [note 15]	480,520	445,324
	1,124,400	1,020,010
Shareholders' equity		
Preferred securities [note 9]	195,229	183,520
Share capital [note 10]	670,031	665,651
Contributed surplus	472,488	472,488
Retained earnings	465,420	437,328
Cumulative translation account [note 11]	19,779	21,542
	1,822,947	1,780,529
Total liabilities and shareholders' equity	**$2,947,347**	**$2,800,539**

Commitments and contingencies [notes 6, 7, 18, 19, 23, 24]
See accompanying notes to consolidated financial statements.

Approved by the board of directors

Original signed by Bernard M. Michel and Nancy E. Hopkins

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

For the year ended December 31	2001	2000	1999
		(Thousands)	
Revenue from			
Products and services	$ 700,839	$ 688,940	$ 741,592
Expenses			
Products and services sold	422,067	413,880	428,904
Depreciation, depletion and reclamation	129,387	117,005	136,863
Administration	36,644	38,232	35,720
Exploration	18,203	20,804	22,633
Research and development	2,097	2,452	2,331
Interest and other [note 12]	(2,366)	(5,657)	3,420
Writedown of mineral properties [note 4]	–	127,738	45,523
Provision for waste disposal [note 13]	–	20,218	–
Gain on sale of property interests [note 22]	–	–	(13,129)
	606,032	734,672	662,265
Earnings (loss) from operations	94,807	(45,732)	79,327
Earnings from Bruce Power	12,167	–	–
Other income (expenses) [note 14]	590	1,896	(2,028)
Earnings (loss) before income taxes	107,564	(43,836)	77,299
Income tax expense (recovery) [note 15]	42,343	34,501	(2,738)
Net earnings (loss)	**65,221**	**(78,337)**	**80,037**
Preferred securities charges, net of tax [note 9]	9,325	8,880	8,835
Net earnings (loss) attributable to common shares	**$ 55,896**	**($87,217)**	**$ 71,202**
Basic earnings (loss) per common share [note 25]	**$ 1.01**	**$ (1.57)**	**$ 1.24**
Diluted earnings (loss) per common share [note 25]	**$ 1.01**	**$ (1.57)**	**$ 1.21**

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the year ended December 31	2001	2000	1999
		(Thousands)	
Retained earnings at beginning of year	$ 437,328	$ 552,154	$ 509,326
Net earnings (loss)	65,221	(78,337)	80,037
Dividends on common shares	(27,804)	(27,609)	(28,374)
Preferred securities charges, net of tax [note 9]	(9,325)	(8,880)	(8,835)
Retained earnings at end of year	**$ 465,420**	**$ 437,328**	**$ 552,154**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31	2001	2000	1999
		(Thousands)	
Operating activities			
Net earnings (loss)	$ 65,221	$ (78,337)	$ 80,037
Items not requiring (providing) cash:			
Depreciation, depletion and reclamation	129,387	117,005	136,863
Provision for future taxes (recovery) [note 15]	32,757	29,961	(12,004)
Writedown of mineral properties [note 4]	–	127,738	45,523
Provision for waste disposal [note 13]	–	20,218	–
Gain on sale of property interests [note 22]	–	–	(13,129)
Earnings from Bruce Power [note 19]	(12,167)	–	–
Deferred revenue recognized	(10,373)	(15,727)	(12,793)
Other non-cash items	–	–	3,670
Other operating items [note 16]	(88,578)	23,447	21,245
Cash provided by operations [note 25]	**116,247**	**224,305**	**249,412**
Investing activities			
Additions to property, plant and equipment	(58,275)	(94,977)	(211,551)
Increase in long-term receivables, investments and other	(94,808)	(991)	5,058
Decrease in long-term receivables, investments and other	21,963	10,601	–
Proceeds on sale of property interests [note 22]	–	–	239,177
Proceeds on sale of property, plant and equipment	403	246	3,896
Cash provided by (used in) investing	**(130,717)**	**(85,121)**	**36,580**
Financing activities			
Increase in debt	79,932	–	98,289
Repayment of debt	(25,485)	(61,561)	(323,119)
Restricted cash	409	79	3,825
Issue of shares, net of issue costs	5,208	911	1,479
Shares repurchased	–	(46,484)	(12,394)
Preferred securities charges	(17,268)	(16,445)	(16,361)
Dividends	(27,720)	(28,022)	(28,708)
Cash provided by (used in) financing	**15,076**	**(151,522)**	**(276,989)**
Increase (decrease) in cash during the year	606	(12,338)	9,003
Cash at beginning of year	33,131	45,469	36,466
Cash at end of year	**$ 33,737**	**$ 33,131**	**$ 45,469**
Supplemental cash flow disclosure			
Interest paid	$ 22,860	$ 28,601	$ 32,968
Income taxes paid	$ 3,916	$ 4,316	$ 14,599

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

1. Cameco Corporation (Cameco)

Cameco is incorporated under the Canada Business Corporations Act. Cameco is primarily engaged in the exploration for and the development, mining, refining and conversion of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. The company has an interest in the Bruce Power electrical generation plant in Ontario. Cameco is also involved in the exploration for and the development, mining and sale of gold.

2. Accounting Policies

A summary of significant accounting policies of Cameco follows the notes to the consolidated financial statements.

3. Inventories

	2001	2000
	(Thousands)	
Nuclear		
Concentrate	$ 305,252	$ 311,918
Conversion	31,946	22,484
Broken ore	5,360	23,840
	342,558	358,242
Gold		
Broken ore	8,368	6,195
Finished	3,458	288
	11,826	6,483
Total inventories	354,384	364,725
Less non-current inventories	–	(17,584)
Net	**$ 354,384**	**$ 347,141**

4. Property, Plant and Equipment

	Cost	Accumulated Depreciation and Depletion	2001 Net	2000 Net
			(Thousands)	
Nuclear				
Mining	$ 2,266,385	$ 830,328	$ 1,436,057	$ 1,483,745
Development	314,602	–	314,602	292,222
Conversion	243,738	116,840	126,898	133,149
Gold				
Mining	225,514	128,515	96,999	118,053
Development	3,916	–	3,916	–
Other	45,901	29,949	15,952	17,651
Total	**$3,100,056**	**$1,105,632**	**$1,994,424**	**$2,044,820**

In 2000, as a result of depressed uranium prices, Cameco recorded a writedown of $127,738,000 relating to certain of its in situ leach mining assets located in the United States. The amount of the writedown was determined based on estimated future net cash flows and uranium price forecasts.

In 1999, after a prolonged period of depressed gold prices, Cameco reduced the carrying value of its investment in the Kumtor gold mine by $45,523,000. The amount of the writedown was determined based on estimated future net cash flows assuming a future gold price of $300 (US) per ounce.

5. Long-Term Receivables, Investments and Other

	2001	2000
	(Thousands)	
Kumtor Gold Company		
Subordinated loan – principal [note 18]	$ 80,307	$ 96,850
Subordinated loan – interest	501	958
Restricted cash – debt reserve	11,723	11,428
Interest in Bruce Power Limited Partnership [note 19]	81,416	–
Deferred charges	31,642	10,880
Advances receivable	23,593	22,546
Long-term investments (market $20,092)	17,564	17,564
Investment in Technology Commercialization International, Inc.	4,703	–
Accrued pension benefit asset [note 21]	3,094	4,064
Other	9,722	9,165
	264,265	173,455
Less current portion	(30,304)	(4,995)
Net	$ 233,961	$ 168,460

The security agreement between Kumtor Gold Company (KGC) and the senior debt lenders to the project requires funds sufficient to meet those senior debt principal and interest payments scheduled to occur over the ensuing six months to be held in a debt reserve account until paid.

Cameco acquired a 30% interest in Technology Commercialization International, Inc. for $3,000,000 (US). The equity method is being used to account for the investment.

6. Long-Term Debt

	2001	2000
	(Thousands)	
Debentures	$ 148, 830	$ 98,838
Commercial paper	145,498	114,665
Kumtor Gold Company [note 18]		
Senior debt	49,017	70,843
Subordinated debt	10,617	10,001
	353,962	294,347
Less current portion	(26,189)	(24,670)
Net	$ 327,773	$ 269,677

Cameco has a $400,000,000 unsecured long-term revolving credit facility that is available until February 18, 2003 and bears interest at margins over bankers acceptances and LIBOR of 0.17%. Amounts drawn under this facility are classified as long-term debt up to the limit available under the facility. Amounts outstanding are:

- Commercial paper: $145,498,000 comprised of $62,945,000 (Cdn) and $51,836,000 (US), (2000 - $114,665,000 comprised of $24,625,000 (Cdn) and $60,019,000 (US)). Bears interest at an average rate of 2.1% (2000 - 6.7%).

Cameco completed a $50,000,000 debt issuance on July 6, 2001 in the form of senior unsecured debentures. These debentures bear interest at a rate of 7.0% per annum and will mature July 6, 2006. Cameco also has $100,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 6.9% per annum and will mature July 12, 2006.

Cameco has $293,546,000 ($143,800,000 (Cdn) and $94,026,000 (US)) in letter of credit facilities. Outstanding letters of credit at December 31, 2001 amounted to $147,454,000 (2000 - $142,913,000).

The table below represents currently scheduled maturities of long-term debt over the next five years and thereafter, including Cameco's one-third share of Kumtor Gold Company principal repayments on debt.

	(Thousands)
2002	$ 26,189
2003	163,460
2004	4,866
2005	2,654
2006	154,139
thereafter	2,654
Total	$ 353,962

Pursuant to the terms of the Kumtor financing arrangements [note 18], Cameco has guaranteed, subject to exclusions in respect of defined political force majeure events, the repayment of Kumtor's senior debt. Cameco's contingent obligations under these guarantees exceed the amount included in Cameco's long-term debt as at December 31, 2001 by $98,034,000 (2000 - $141,687,000).

7. Provision for Reclamation

	2001	2000
	(Thousands)	
Nuclear		
Mining	$ 55,429	$ 53,465
Conversion [note 13]	73,601	70,522
Gold	10,553	7,979
Total	$ 139,583	$ 131,966

Cameco's estimates of decommissioning and reclamation costs are based on reclamation standards which meet or exceed regulatory requirements and are stated in current dollars. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $236,000,000. These estimates are formally reviewed by Cameco technical personnel at least every two years or more frequently as required by regulatory agencies. These costs are accrued and charged to operations using the unit-of-production method so that the estimated future liability will be fully provided when decommissioning and reclamation activities are undertaken. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $137,793,000 in the form of letters of credit to satisfy current regulatory requirements.

8. Other Liabilities

	2001	2000
	(Thousands)	
Accrued post-retirement benefit liability [note 21]	$ 3,809	$ 3,465
Deferred revenue	2,848	3,632
Other	7,312	9,902
	13,969	16,999
Less current portion	(4,182)	(3,865)
Net	$ 9,787	$ 13,134

9. Preferred Securities

Cameco issued $125,000,000 (US), 8.75% preferred securities in denominations of $25 (US) each due September 30, 2047 accruing interest from the date of issuance payable quarterly commencing December 31, 1998.

The preferred securities are redeemable, at the option of Cameco, in whole or in part at any time on or after October 14, 2003 at a redemption price equal to 100% of the principal amount of the preferred securities to be redeemed plus any accrued and unpaid interest thereon to the date of redemption.

The principal amounts of the preferred securities, net of after tax issue costs of $4,330,000 (Cdn) have been classified as equity, and interest payments on an after tax basis are classified as distributions of equity, as Cameco has the unrestricted ability to settle its obligations by delivering common shares of Cameco.

10. Share Capital

Authorized share capital:

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of voting common shares, and
One Class B share

(a) Common Shares

Number issued	2001	2000	1999
		(Number of Shares)	
Beginning of year	55,512,440	57,238,469	57,655,562
Issued:			
Shares repurchased	–	(2,350,101)	(535,000)
Share savings plan	–	607,072	94,640
Stock option plan [note 20]	159,000	17,000	23,267
Issued share capital	**55,671,440**	**55,512,440**	**57,238,469**

Amount	2001	2000	1999
		(Thousands)	
Beginning of year	$ 672,487	$ 693,560	$ 698,475
Issued:			
Shares repurchased	–	(28,201)	(6,420)
Share savings plan	–	6,830	1,064
Stock option plan [note 20]	3,917	298	441
Issued share capital	**676,404**	**672,487**	**693,560**
Less loans receivable [note 20]	(6,373)	(6,836)	(9,773)
End of year	**$ 670,031**	**$ 665,651**	**$ 683,787**

(i) Pursuant to an open market share repurchase program for a one year period ending September 28, 2000, the Company repurchased a total of 2,885,101 shares at a cost of $58,878,000 (2000 - $46,484,000; 1999 - $12,394,000). The excess of the repurchase cost of these shares over their book value, amounting to $24,257,000 (2000 - $18,283,000; 1999 - $5,974,000) was charged to contributed surplus.

(ii) Options in respect of 2,195,783 shares are outstanding under the stock option plan and are exercisable up to 2009 [note 20]. Upon exercise of certain existing options, additional options in respect of 314,250 shares would be granted.

(iii) The aggregate number of common shares that may be issued, after December 5, 1995, pursuant to the Cameco stock option plan [note 20], shall not exceed 5,243,403, of which 681,296 shares have been issued.

(iv) On December 31, 1990, Cameco issued 10-year, 11% redeemable and exchangeable bonds registered to subscribing employees under a share savings plan. The plan matured in 2000 and all outstanding bonds were exchanged for Cameco shares or redeemed.

(b) Class B Share

One Class B share issued during 1988 and assigned $1 of share capital, entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

11. Cumulative Translation Account

The balance of $19,779,000 (2000 - $21,542,000) represents the cumulative unrealized net exchange gain on Cameco's net investments in foreign operations, and on the foreign currency debt and preferred securities designated as hedges of the net investments.

12. Interest and Other

	2001	2000	1999
		(Thousands)	
Interest expense			
Short-term debt	$ 1,616	$ 1,792	$ 2,758
Long-term debt	20,116	26,521	29,779
Interest income	(10,773)	(15,903)	(12,880)
Foreign exchange (gains) losses	(791)	(2,279)	3,688
Capitalized interest	(12,534)	(15,788)	(19,925)
Net	$ (2,366)	$ (5,657)	$ 3,420

13. Provision for Waste Disposal

The terms of the agreement to transfer assets from Canada Eldor Inc. to Cameco (the "Agreement") included a formula for sharing any future costs related to certain specified wastes accumulated by Canada Eldor Inc. and transferred to Cameco on October 5, 1988. Pursuant to the cost sharing formula, Cameco assumed responsibility for the first $2,000,000 of related costs and 23/98th of the next $98,000,000 resulting in a maximum liability of $25,000,000.

In 2000, an agreement was reached between the government of Canada and the communities of Port Hope, Hope Township and Clarington for the cleanup, storage and long-term management of certain specified wastes covered under the Agreement. Cameco has recognized a liability of $20,218,000 representing its remaining obligation pursuant to the cost sharing formula.

14. Other Income (Expenses)

	2001	2000	1999
		(Thousands)	
Dividend on long-term investment	$ 590	$ 1,896	$ 1,641
Provision for decline in value of investment in associated company	–	–	(2,746)
Other	–	–	(923)
Net	$ 590	$ 1,896	$ (2,028)

15. Income Taxes

The significant components of future income tax assets and liabilities at December 31 are as follows:

	2001	2000
	(Thousands)	
Assets		
Property, plant and equipment	$ 40,718	$ 35,923
Provision for reclamation	47,000	47,926
Foreign exploration and development	26,120	41,500
Other	4,989	4,051
Future income tax assets before valuation allowance	118,827	129,400
Valuation allowance	(45,790)	(43,677)
Future income tax assets, net of valuation allowance	**$ 73,037**	**$ 85,723**
Liabilities		
Property, plant and equipment	$ 544,957	$ 529,901
Inventories	21,311	23,778
Long-term investments	8,600	–
Future income tax liabilities	**$ 574,868**	**$ 553,679**
Net future income tax liabilities	**$ 501,831**	**$ 467,956**
Less current portion	(21,311)	(22,632)
	$ 480,520	**$ 445,324**

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2001	2000	1999
		(Thousands)	
Earnings (loss) before income taxes	$ 107,564	$ (43,836)	$ 77,299
Combined federal and provincial tax rate	45.5%	45.6%	45.9%
Computed income tax expense (recovery)	48,942	(20,000)	35,480
Increase (decrease) in taxes resulting from:			
Provincial royalties and other taxes	10,212	13,959	18,074
Federal resource allowance	(6,710)	(10,152)	(12,852)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(12,895)	(9,045)	695
Writedown of mineral properties	–	52,003	15,380
Sale of property interests [note 22]	–	–	(59,325)
Large corporations and other taxes	4,558	5,303	5,496
Other	(1,764)	2,433	(5,686)
Income tax expense (recovery)	**42,343**	**$ 34,501**	**$ (2,738)**

	2001	2000	1999
		(Thousands)	
Current income taxes			
Canada	$ 7,704	$ 3,552	$ 8,250
Other	1,882	988	1,016
	$ 9,586	**$ 4,540**	**$ 9,266**
Future income taxes (recovery)			
Canada	$ 31,047	$ 33,301	$ (10,536)
United States	–	(4,284)	–
Other	1,710	944	(1,468)
	$ 32,757	**$ 29,961**	**$ (12,004)**
Net	**$ 42,343**	**$ 34,501**	**$ (2,738)**

16. Other Operating Items

	2001	2000	1999
		(Thousands)	
Changes in non-cash working capital:			
Accounts receivable	$ (82,094)	$ (6,162)	$ (11,908)
Interest receivable	515	10,954	(10,421)
Inventories	7,469	19,709	47,926
Supplies and prepaid expenses	(24)	1,703	3,772
Accounts payable and accrued liabilities	5,992	9,654	(12,464)
Other liabilities	(2,117)	(2,745)	(17,306)
Hedge position settlements	(11,328)	(11,746)	28,490
Reclamation payments	(5,655)	(4,011)	(8,211)
Other	(1,336)	6,091	1,367
Total	$ (88,578)	$ 23,447	$ 21,245

17. Joint Ventures

Certain of Cameco's development, mining and milling activities are conducted through joint ventures as follows:

	Operator	(% Participation)
Uranium		
Producing:		
McArthur River [note 22]	Cameco	69.81
Key Lake [note 22]	Cameco	83.33
Non-producing:		
Cigar Lake	Cigar Lake Mining Corp.	50.03
Gold		
Producing:		
Kumtor Gold Company	Cameco	33.33

Production expenses relating to mining and milling activities are included in the cost of inventory. Certain of the joint ventures allocate inventory to each of the joint venture participants and the joint venture participants derive revenue directly from the sale of such inventory. Cameco's share of assets and liabilities of these joint ventures is as follows:

	2001	2000
	(Thousands)	
Current assets	$ 14,805	$ 17,212
Property, plant and equipment, at cost	1,124,864	1,106,944
	$1,139,669	$1,124,156
Current liabilities	$ 11,976	$ 17,628
Net investment		
Uranium	1,124,725	1,103,620
Gold	2,968	2,908
	$1,139,669	$1,124,156

For the Kumtor gold joint venture, which obtains revenue from the sale of products, Cameco's share of the assets and liabilities, revenue and expenses, and cash flows is as follows:

	2001	2000
	(Thousands)	
Current assets	$ 41,422	$ 40,520
Property, plant and equipment	104,822	128,034
	$ 146,244	$ 168,554
Current liabilities	$ 4,742	$ 4,611
Long-term liabilities	104,721	137,525
Equity	36,781	26,418
	$ 146,244	$ 168,554

	2001	2000	1999
		(Thousands)	
Revenues	$ 110,225	$ 104,983	$ 96,934
Expenses	(81,523)	(101,838)	(105,934)
Net earnings (loss)	$ 28,702	$ 3,145	$ (9,000)
Cash provided by (used in)			
Operating activities	$ 39,804	$ 31,821	$ 21,667
Investing activities	(2,492)	(1,242)	(1,406)
Financing activities	(44,517)	(29,970)	(23,734)
Increase (decrease) in cash during the year	$ (7,205)	$ 609	$ (3,473)

18. Kumtor Gold Company (KGC) Joint Venture

On May 26, 1994, Cameco, the Republic of Kyrgyzstan and Kyrgyzaltyn, an instrumentality of the Republic, signed an amended joint venture master agreement that provided for the exploration, development, operation and arrangement of financing, of the Kumtor gold project by Cameco. KGC was formed in the Republic of Kyrgyzstan as a joint stock company to hold the assets of the Kumtor gold project pursuant to the master agreement. Kyrgyzaltyn holds a two-thirds interest in KGC and Cameco holds a one-third interest.

Cameco has guaranteed, subject to exclusions in respect of defined political force majeure events, the repayment of Kumtor's senior debt.

Cameco has proportionately consolidated its one-third interest in KGC.

KGC's long-term debt at December 31, is as follows:

	2001	2000
	(Thousands)	
Senior debt (US dollar denominated):		
◦ Commercial banks $46,500,000 (2000 - $77,500,000) (US) repayable in three remaining equal semi-annual installments, with interest based on LIBOR plus 0.9%. Political risk insurance has been purchased separately by KGC.	$ 74,056	$ 116,266
◦ Export Development Corporation (EDC) $20,833,333 (2000 - $29,166,666) (US)	33,179	43,756
◦ International Finance Corporation (IFC) $12,500,000 (2000 - $17,500,000) (US)	19,908	26,254
◦ European Bank for Reconstruction and Development (EBRD) $12,500,000 (2000 - $17,500,000) (US)	19,908	26,254
The EDC, IFC and EBRD interest rate is based on LIBOR plus 3% which includes a premium for political risk insurance. These loans are repayable in five remaining equal semi-annual installments. The senior debt is secured by the assets and shares of KGC.		
Total senior debt	$ 147,051	$ 212,530
Subordinated debt (US dollar denominated):		
◦ Shareholder loan from Cameco with interest based on LIBOR plus 6%, repayable in 12 equal semi-annual installments commencing on December 2, 1999. $75,637,276 (2000 - $96,837,276)(US). In accordance with the terms of the loan agreement, certain installments have been deferred amounting to $12,965,000 (2000 - $16,259,000) (US).	120,460	145,275
◦ EBRD $10,000,000 (2000 - $10,000,000) (US)	15,926	15,002
◦ IFC $10,000,000 (2000 - $10,000,000) (US)	15,926	15,002
The IFC and EBRD subordinated debt is repayable in four equal semi-annual installments commencing on December 2, 2005, extendible at the option of EBRD or IFC to commence no later than December 2, 2013. The interest rate applicable to the EBRD and IFC subordinated debt is based on the cash generated by the project subject to a minimum interest rate. The annualized rate for 2001 was approximately 5.8% (2000 - 12.3%).		
Total KGC debt	**$ 299,363**	**$ 387,809**

Cameco's one-third proportionate share of KGC senior debt is $49,017,000 (2000 - $70,843,000) and of KGC's third party subordinated debt is $10,671,000 (2000 - $10,001,000) [note 6].

19. Investment in Bruce Power L.P. (Bruce Power)

(a) Investment

On May 12, 2001, Bruce Power finalized a long-term lease with Ontario Power Generation Inc. (OPG) to operate the Bruce nuclear facility. The facility is comprised of four operating nuclear generating stations and four non-operating nuclear generating stations in Ontario. The lease agreement is for a period of 18 years with an option to extend the lease for up to an additional 25 years.

Cameco holds a 15% limited partnership interest in Bruce Power and has committed to invest up to an aggregate of $100,000,000 in the project. The equity method is being used to account for this investment.

Under the lease agreement, OPG, as the owner of the Bruce nuclear plants, is responsible to decommission the Bruce nuclear facility and to provide funding and meet other requirements that the Canadian Nuclear Safety Commission (CNSC) may require of Bruce Power as licensed operator of the Bruce nuclear plants. OPG is also responsible to manage radioactive waste associated with decommissioning of the Bruce nuclear plants.

In addition to investment commitments, Cameco agreed to provide the following guarantees relating to Bruce Power:

(i) Licensing assurances to Canadian Nuclear Safety Commission of $60,000,000.
(ii) Guarantees to customers under power sale agreements of up to $15,790,000.
(iii) Termination payments to OPG pursuant to the lease agreement of $26,250,000.

(b) Fuel Supply Agreements

Cameco has entered into fuel supply agreements with Bruce Power to supply uranium and conversion services to the project under long-term contract. Contract terms are at market rates and on normal trade terms.

As part of the fuel supply agreements, Cameco agreed to finance the purchase of 555,740 kgU of fabricated fuel on behalf of Bruce Power from OPG. To December 31, 2001, Cameco had financed 522,285 kgU of this fabricated fuel. At December 31, 2001, the amount receivable from Bruce Power under these agreements, including accrued interest receivable, was $39,572,000.

Amounts receivable relating to the fuel supply agreements bear interest at Canadian prime plus 2%. Interest earned by Cameco for the year ended December 31, 2001 relating to the fuel supply agreements was $1,679,000.

20. Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on The Toronto Stock Exchange for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options under the original plan expire 10 years from the date of the grant of the option.

During 1999, Cameco amended the stock option plan and ceased to offer loans to assist in the purchase of common shares pursuant to the exercise of options. The options available under the amended stock option plan expire eight years from the grant of the option.

Prior to 1999, participants were eligible to receive loans from Cameco to assist in the purchase of common shares pursuant to the exercise of options. The maximum term of the loans was 10 years from the date of the grant of the related option. The loans bear interest at a rate equivalent to the regular dividends paid on the common shares to which the loans were provided. Common shares purchased by way of a company loan are held in escrow in the account of the option holder and are pledged as security for the respective loan until the loan has been repaid in full.

Outstanding loans are shown as a reduction of share capital.

Stock option transactions for the respective years were as follows:

	2001	2000	1999
		(Number of Shares)	
Beginning of year	1,987,883	1,763,933	1,445,325
Options granted	482,850	404,800	430,500
Options exercised [note 10]	(159,000)	(17,000)	(23,267)
Options cancelled	(115,950)	(163,850)	(88,625)
End of year	2,195,783	1,987,883	1,763,933
Exercisable	1,362,983	1,122,133	856,683

Weighted average exercise prices were as follows:

	2001	2000	1999
Beginning of year	$ 38.72	$ 43.12	$ 46.45
Options granted	28.98	18.76	31.75
Options exercised	24.64	17.51	18.95
Options cancelled	43.52	39.06	48.47
End of year	$ 37.34	$ 38.72	$ 43.12
Exercisable	$ 44.09	$ 46.66	$ 46.95

Total options outstanding and exercisable at December 31, 2001 were as follows:

2001		Options Outstanding		Options Exercisable	
Option Price/Share	Number	Weighted Average Remaining Life	Weighted Average Exercisable Price	Number	Weighted Average Exercisable Price
$ 15.00-35.00	1,349,883	6.6	$ 26.96	517,083	$ 28.02
35.01-55.00	606,700	6.5	46.00	606,700	46.00
55.01-75.50	239,200	5.0	73.98	239,200	73.98

21. Pension and Other Post-Retirement Benefits

Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.

Pension Plans

The pension expense for Cameco's defined contribution plans was $4,411,337 (2000-$4,268,320; 1999-$4,355,000).

The status of defined benefit pensions plans are as follows:

	2001	2000
	(Thousands)	
Accrued Benefit Obligation		
Balance at beginning of year	$ 11,882	$ 10,514
Current service cost	743	743
Interest cost	998	890
Benefits paid	(293)	(265)
Balance at end of year	$ 13,330	$ 11,882
Plan Assets		
Fair value at beginning of year	$ 10,925	$ 8,729
Actual return on plan assets	(297)	316
Employer contributions	580	2,145
Benefits paid	(293)	(265)
Fair value at end of year	$ 10,915	$ 10,925
Funded status	$ (2,415)	$ (957)
Unamortized net actuarial loss	1,757	574
Unamortized transitional obligation	3,752	4,447
Accrued pension benefit asset	**$ 3,094**	**$ 4,064**

Significant actuarial assumptions used in calculating the net pension expense for Cameco's funded plans were as follows:

	2001	2000	1999
Discount rate	7.5%	8.0%	8.0%
Long-term rate of return on assets	8.0%	8.0%	8.0%
Rate of increase in compensation levels	4.5%	4.5%	4.5%

Net pension expense for the defined benefit pension plans has been determined as follows:

	2001	2000	1999
		(Thousands)	
Cost of benefits earned by employees	$ 743	$ 743	$ 456
Interest cost on benefits earned	998	890	755
Expected return on pension plan assets	(885)	(774)	(540)
Net amortization	694	648	109
Net pension expense	**$ 1,550**	**$ 1,507**	**$ 780**

Other Post-Retirement Benefits

Cameco provides post-retirement benefits to substantially all employees. The costs are accrued over the expected service lives of employees, however no funding is provided. The status of the plan is as follows:

	2001	2000
	(Thousands)	
Accrued Benefit Obligation		
Balance at beginning of year	$ 3,465	$ 3,144
Current service cost	147	147
Interest cost	263	247
Benefits paids	(66)	(73)
Accrued post-retirement benefit liability	**$ 3,809**	**$ 3,465**

22. Sale of Property Interests

In 1999, Cameco completed a series of transactions to effect the sale of a 16.67% interest in the Key Lake operation, a 13.96% interest in the McArthur River uranium project and its 20% interest in the proposed Midwest uranium project. As a result of this disposition, Cameco decreased its ownership interest in the Key Lake operation to 83.33% and McArthur River project to 69.81%. These transactions were accounted for as follows:

	1999
	(Thousands)
Proceeds on sale	$ 250,900
Less cash sold	(11,723)
Net proceeds on sale	239,177
Less carrying values of property interests	(226,048)
Gain on disposition before tax recovery	13,129
Deferred tax recovery [note 15]	59,325
Net gain on sale of property interests	**$ 72,454**

23. Commitments and Contingencies

(a) Cameco is a co-defendant, with Canada Eldor Inc., in a lawsuit brought in 1993 on behalf of certain members of the Eldorado Pension Plan (plan). The lawsuit is based on the fact that approximately $15,500,000 of plan expenses and employer contributions was funded from the plan surplus rather than from the co-defendants.

The co-defendants have a number of defenses which continue to be vigorously pursued. Management remains of the opinion, after review of the facts with counsel, that the outcome of this case will not have a material impact on Cameco's financial position, results of operations or liquidity.

(b) An action against Cameco, Cameco Gold Inc., Kumtor Operating Company and certain other parties commenced in a Canadian court by certain dependents of nine persons seeking damages, in the amount of $20,700,000 plus interest and costs including punitive damages, in connection with the death of the said nine persons in a helicopter accident in Kyrgyzstan on October 4, 1995, is continuing. This action is being defended by the insurers of Cameco. Management is of the opinion, after review of the facts with counsel, that the outcome of this action will not have a material financial impact on Cameco's financial position, results of operations or liquidity.

(c) An action against Cameco was filed by Oren Benton on November 28, 2000 in the State of Colorado, U.S.A.. The action alleges breach of contract and tortious interference and sets forth a claim for purported damages with respect to each of these charges of $100,000,000 (US).

Management is of the opinion, after review of the facts with counsel, that the claim is completely without merit and that the outcome of this action will not have a material financial impact on Cameco's financial position, results of operations or liquidity.

(d) Commitments

Cameco's purchase commitments, the majority of which are under fixed price arrangements for nuclear products and services from various sources at December 31, 2001, were as follows:

	(Millions (US))
2002	$ 66
2003	86
2004	76
2005	67
2006	61
thereafter	516
Total	$ 872

24. Financial Instruments

The majority of revenues are derived from the sale of uranium products. Cameco's financial results are closely related to the long and short-term market price of uranium and conversion services. Prices are subject to fluctuation and are affected by demand for nuclear power, worldwide production and uranium inventory levels, and political and economic conditions in uranium producing and consuming countries. Revenue from gold operations is largely dependent on the market price of gold which is subject to significant fluctuation affected by industry and economic factors and worldwide production and central banks' inventory levels. Financial results are also impacted by changes in foreign currency exchange rates, interest rates and other operating risks.

To hedge risks associated with fluctuations in the market price for uranium, Cameco seeks, when market conditions permit, to maintain a portfolio of uranium contracts with a variety of delivery dates and pricing mechanisms which provides a degree of protection from price volatility. To hedge risks associated with gold prices and foreign currency exchange rates, Cameco employs a number of financial instruments. Cameco uses a series of put and call options to establish a minimum and maximum price range for gold sales and exchange rates for cash flows denominated in a foreign currency. Cameco also enters into forward sales contracts which establish a price for future deliveries of gold and US dollars. Net realized gains (losses) on contracts designated as hedges are recorded as deferred revenues (deferred charges) and recognized in earnings when the original hedged transaction occurs.

Instruments such as swaps, puts and calls and forward rate agreements are used by Cameco to manage funding costs and reduce the impact of interest rate volatility.

Financial assets which are subject to credit risks include cash and securities, accounts receivable and commodity and currency instruments. Cameco mitigates credit risk on these financial assets by holding positions with a variety of large creditworthy institutions. Sales of uranium, with short payment terms, are made to customers which management believes are creditworthy.

Except as disclosed below, the fair market value of Cameco's financial assets and financial liabilities approximates net book value as a result of the short-term nature of the instrument or the variable interest rate associated with the instrument.

Currency

At December 31, 2001, Cameco had hedged $591,797,000 (US) at an average spot exchange rate of $1.564 designated to various dates through 2005 as follows:

	(Thousands)
2002	$ 279,797
2003	162,000
2004	85,000
2005	65,00
Total	$ 591,797

These hedge positions consist entirely of spot-deferred forward contracts. At December 31, 2001, Cameco's net mark-to-market loss on these foreign currency instruments was $16,649,000 (Cdn).

Interest

At December 31, 2001, Cameco had in place $90,000,000 (Cdn) of interest rate swaps whereby Cameco receives fixed interest rates ranging from 2.1% to 6.1%. These positions are designated to various dates through 2006 as follows:

	(Thousands)
2002	$ 25,000
2003	–
2004	25,000
2005	25,000
2006	15,000
Total	**$ 90,000**

At December 31, 2001, Cameco's net mark-to-market gain on these interest rate swaps was $1,029,000 (Cdn).

Commodity

At December 31, 2001, Cameco's share of Kumtor gold hedging positions consisted of:

	Amount Hedged (000s oz)	Average Price (US$/oz)
Spot deferred forward contracts	294	$ 296
Put options purchased	58	$ 277
Call options sold	58	$ 295

Average prices reflect contract prices as at December 31, 2001 to their initial maturity date which is earlier than the designation date in many cases.

These positions have been designated against deliveries as follows:

	(Ounces)
2002	140,000
2003	111,000
2004	54,000
2005	34,000
2006	13,000
Total	**352,000**

From the initial maturity date to the designation date contract prices are expected to accrue contango. The rate of contango earned will depend on the difference between future US interest rates and gold lease rates.

At December 31, 2001, the net mark-to-market gain on the above instruments was $5,717,000 (US).

25. Per Share Amounts

Cameco changed its policy for computing and disclosing earnings per share by adopting, effective January 1, 2001, the new standard of the Canadian Institute of Chartered Accountants for computing earnings per share. This is required to be applied retroactively and accordingly diluted earnings per share for prior periods have been restated. Per share amounts have been calculated based on the weighted average number of common shares outstanding during the year net of shares held as security for employee loans to purchase such shares. The weighted average number of paid shares outstanding in 2001 was 55,398,552 (2000 - 55,522,935; 1999 - 57,380,167).

	2001	2000	1999
		(Thousands)	
Basic earnings per share computation			
Earnings (loss) available to common shareholders	$ 55,896	$ (87,217)	$ 71,202
Weighted average common shares outstanding	55,399	55,523	57,380
Basic earnings (loss) per common share	$ 1.01	$ (1.57)	$ 1.24
Diluted earnings per share computation			
Numerator			
Earnings (loss) available to common shareholders	$ 55,896	$ (87,217)	$ 71,202
Dilutive effect of:			
Exchangeable bonds	–	–	406
Preferred securities	–	–	8,835
Earnings (loss) available to common shareholders, assuming dilution	$ 55,896	$ (87,217)	$ 80,443
Denominator			
Weighted average common shares outstanding	55,399	(55,523)	57,380
Dilutive effect of:			
Stock options	203	–	–
Deferred share units	16	–	–
Exchangeable bonds	–	–	707
Preferred securities	–	–	8,219
Weighted average common shares outstanding, assuming dilution	55,618	55,523	66,306
Diluted earnings (loss) per common share	$ 1.01	$ (1.57)	$ 1.21

Options whose exercise price was greater than the average market price were excluded from the calculation.

	2001	2000	1999
		(Per Share)	
Other per share amounts			
Cash provided by operations	$ 2.10	$ 4.04	$ 4.35
Earnings (loss) from operations	$ 1.71	$ (0.82)	$ 1.38

26. Segmented Information

Cameco has two reportable segments: nuclear and gold. The nuclear segment involves the mining, milling, refining, conversion and sale of uranium concentrate. The gold segment involves the mining, milling and sale of gold.

Cameco's reportable segments are strategic business units with different products, different processes and different marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.

(a) Business Segments

2001	Nuclear	Gold	Total
		(Millions)	
Revenue	$ 585.8	$ 115.0	$ 700.8
Products and services sold	370.0	52.1	422.1
Depreciation, depletion and reclamation	100.2	29.2	129.4
Exploration	10.1	8.1	18.2
Research and development	2.1	–	2.1
Earnings from Bruce Power	(12.2)	–	(12.2)
Other	(0.6)	–	(0.6)
Non-segmented expenses			34.3
Earnings before income taxes	**116.2**	**25.6**	**107.5**
Income taxes			42.3
Net earnings	**$ 116.2**	**$ 25.6**	**$ 65.2**
Assets	**$ 2,623.5**	**$ 323.8**	**$ 2,947.3**
Capital expenditures for the year	**$ 55.9**	**$ 2.4**	**$ 58.3**

2000	Nuclear	Gold	Total
		(Millions)	
Revenue	$ 579.7	$ 109.2	$ 688.9
Products and services sold	364.5	49.4	413.9
Depreciation, depletion and reclamation	85.9	31.1	117.0
Exploration	11.6	9.2	20.8
Research and development	2.5	–	2.5
Writedown of mineral properties	127.7	–	127.7
Provision for waste disposal	20.2	–	20.2
Other	(1.9)	–	(1.9)
Non-segmented expenses			32.5
Loss before income taxes	**(30.8)**	**19.5**	**(43.8)**
Income taxes			34.5
Net loss	**$ (30.8)**	**$ 19.5**	**$ (78.3)**
Assets	**$ 2,479.5**	**$ 321.0**	**$ 2,800.5**
Capital expenditures for the year	**$ 78.7**	**$ 5.4**	**$ 84.1**

1999	Nuclear	Gold	Total
		(Millions)	
Revenue	$ 634.4	$ 107.2	$ 741.6
Products and services sold	378.8	50.1	428.9
Depreciation, depletion and reclamation	96.7	40.2	136.9
Exploration	11.4	11.2	22.6
Research and development	2.3	–	2.3
Writedown of mineral properties	–	45.5	45.5
Gain on sale of property interests	(13.1)	–	(13.1)
Other	(1.6)	3.6	2.0
Non-segmented expenses			39.2
Earnings before income taxes	159.9	(43.4)	77.3
Income taxes			(2.7)
Net earnings	$ 159.9	$ (43.4)	$ 80.0
Assets	$ 2,661.1	$ 303.0	$ 2,964.1
Capital expenditures for the year	$ 199.0	$ 2.1	$ 201.1

(b) Geographic Segments

	2001	2000	1999
		(Millions)	
Revenue from products and services			
Canada – domestic	$ 50.1	$ 41.1	$ 49.0
– export	413.3	474.2	532.1
United States	122.4	64.3	59.1
Central Asia	115.0	109.3	101.4
	$ 700.8	$ 688.9	$ 741.6
Assets			
Canada	$ 2,489.6	$ 2,376.4	$ 2,408.0
United States	179.8	123.0	258.8
Central Asia	277.9	301.1	297.3
	$ 2,947.3	$ 2,800.5	$ 2,964.1

(c) Major Customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2001, sales to one customer from the nuclear segment represented approximately $84 million (12%) of Cameco's total revenues. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedules. During 2000 and 1999, sales to any one customer did not exceed 10% of revenue.

27. Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

28. *Generally Accepted Accounting Principles in Canada and the United States*

The consolidated financial statements of Cameco are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).

(a) **Reconciliation of earnings in accordance with Canadian GAAP to earnings determined in accordance with US GAAP.**

	2001	2000	1999
		(Thousands)	
Net earnings (loss) under Canadian GAAP	**$ 65,221**	**$ (78,337)**	**$ 80,037**
Add (deduct) adjustments for:			
Interest on preferred securities (i)	(17,268)	(16,445)	(16,361)
Capitalized interest (ii)	–	3,312	16,361
Writedown of mineral properties (iii)	–	(35,716)	(12,895)
Depreciation and depletion (iii)	2,895	2,579	645
Mineral property costs (iv)	(6,806)	(2,548)	(10,108)
Pre-operating costs (v)	(6,232)	(5,488)	–
Hedges and derivative instruments (vi)	1,810	–	–
Realization of cumulative translation account (vii)	(3,273)	(3,725)	–
Income tax effect of adjustments	14,542	11,424	4,640
Net earnings (loss) under US GAAP	**50,889**	**(124,944)**	**62,319**
Hedges and derivative instruments (vi)	(22,253)	–	–
Foreign currency translation adjustments	1,509	5,884	(3,177)
Unrealized gain (loss) on available-for-sale securities (viii)	(8,300)	469	10,359
Comprehensive income (loss) under US GAAP	**$ 21,845**	**$ (118,591)**	**$ 69,501**
Net earnings (loss) per share under US GAAP	**$ 0.92**	**$ (2.25)**	**$ 1.09**

(b) **Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP.**

(i) **Balance Sheets**	2001		2000	
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	(Thousands)		(Thousands)	
Current assets	$ 718,962	$ 715,402	$ 569,675	$ 572,147
Property, plant and equipment	1,994,424	1,955,437	2,044,820	2,003,465
Long-term receivables, investments and other	233,961	228,674	168,460	174,160
Inventories	–	–	17,584	21,376
Total assets	**$2,947,347**	**$2,899,513**	**$2,800,539**	**$2,771,148**
Current liabilities	$ 166,737	$ 166,737	$ 159,909	$ 159,909
Long-term debt	327,773	523,002	269,677	453,197
Provision for reclamation	139,583	139,583	131,966	131,966
Other liabilities (vi)	9,787	48,809	13,134	13,134
Deferred income taxes	480,520	450,266	445,324	440,247
	1,124,400	1,328,397	1,020,010	1,198,453
Shareholders' equity				
Preferred securities	195,229	–	183,520	–
Share capital	670,031	670,031	665,651	665,651
Contributed surplus	472,488	472,488	472,488	472,488
Retained earnings	465,420	408,906	437,328	385,822
Accumulated other comprehensive income				
– cumulative translation account	19,779	39,416	21,542	37,906
– available-for-sale securities	–	2,528	–	10,828
– hedges and derivative instruments (vi)	–	(22,253)	–	–
	1,822,947	1,571,116	1,780,529	1,572,695
Total liabilities and shareholders' equity	**$2,947,347**	**$2,899,513**	**$2,800,539**	**$2,771,148**

(ii) Components of accounts payable and accrued liabilities are as follows:

	2001		2000	
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	(Thousands)		(Thousands)	
Accounts payable	$ 66,310	$ 66,310	$ 67,898	$ 67,898
Taxes and royalties payable	24,660	24,660	26,009	26,009
Accrued liabilities	17,126	17,126	7,967	7,967
Total accounts payable and accrued liabilities	**$ 108,096**	**$ 108,096**	**$ 101,874**	**$ 101,874**

(c) The effects of these adjustments would result in the consolidated statements of cash flows reporting the following under US GAAP:

	2001	2000	1999
		(Thousands)	
Cash provided by operations	$ 95,568	$ 221,101	$ 247,647
Cash provided by (used in) investing	$ (127,306)	$ (98,362)	$ 21,984
Cash provided by (used in) financing	$ 32,344	$ (135,077)	$ (260,628)

(i) Preferred Securities

Preferred securities are classified as equity under Canadian GAAP and interest payments, on an after tax basis, are classified as distributions of equity. Under US GAAP, the preferred securities are classified as debt and interest payments are included in interest expense.

(ii) Capitalized Interest

Cameco's policy under both Canadian GAAP and US GAAP is to capitalize interest on expenditures related to construction of development projects actively being prepared for their intended use. Under US GAAP, a portion of the interest on the preferred securities, classified as debt under US GAAP, would be capitalized to development properties. Also under US GAAP, the carrying value of development projects against which interest is capitalized would be lower (see note (v) below).

(iii) Writedown of Mineral Properties

Under both Canadian and US GAAP, property, plant and equipment must be assessed for potential impairment. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its recoverable amount calculated as undiscounted estimated future net cash flows. Under US GAAP, if the undiscounted estimated future net cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value has been calculated as the present value of estimated future net cash flows. The resulting difference in the writedown between US and Canadian GAAP also results in a difference in the amount of depreciation and depletion charged to earnings.

(iv) Mineral Property Costs

Consistent with Canadian GAAP, Cameco defers costs related to mineral properties once the decision to proceed to development has been made. Under US GAAP, these costs are expensed until such time as a final feasibility study has confirmed the existence of a commercially mineable deposit.

(v) Pre-Operating Costs

Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project. Under US GAAP, such costs are expensed as incurred as required by AICPA Statement of Position 98-5, Reporting on the Cost of Start-Up Activities. In 2000, these costs related to the production of uranium concentrates at the McArthur River mine and were charged to product inventory. A portion of this product inventory was sold in 2001.

(vi) Hedges and Derivative Instruments

On initial adoption of SFAS 133 on January 1, 2001, additional assets of $283,000 and liabilities of $8,732,000 were recorded to reflect the fair value of derivatives designated as hedges and the corresponding change in the fair value of items designated in fair value hedges. A gain of $179,000 (after tax) relating to the ineffective portion of cash flow hedges was recognized in income and $4,775,000 (after tax) relating to the fair value of derivatives designated as cash flow hedges was recognized in other comprehensive income as the cumulative effect of application of the SFAS 133.

There were no net gains or losses related to fair value hedges during 2001 and no amounts were excluded from the assessment of hedge effectiveness in fair value hedging relationships.

During 2001, $16,000 was recognized in earnings for the ineffectiveness of cash flow hedges and $1,794,000 was excluded from the assessment of hedge effectiveness. For amounts included in other comprehensive income as at December 31, 2001, a gain of $80,000 (after tax) relates to the hedging of interest rate risk, a loss of $743,000 (after tax) relates to the hedging of gold price risk, and a loss of $21,591,000 (after tax) relates to the hedging of foreign exchange rate risk. Of these amounts, $11,402,000 (after tax) would be recorded in earnings during 2002 if market conditions remained unchanged.

During 2001, no net gains or losses from the hedging of net investments were realized.

(vii) Realization of Cumulative Translation Account

Under Canadian GAAP, a proportionate amount of the cumulative translation account is recognized in earnings when a portion of the net investment in a subsidiary is realized. US GAAP does not allow for any of the cumulative translation account to be taken to earnings unless a portion of the investment has been sold or substantially liquidated.

(viii) Available-for-Sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders' equity and included in comprehensive income. Cameco's investments in Energy Resources of Australia Ltd and Menzies Gold NL are classified as available-for-sale. The fair market value of these investments at December 31, 2001 was $20,092,000 (2000 - $28,392,000). The cumulative unrealized gain at December 31, 2001 was $2,528,000.

(d) Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair value based method of accounting for employee stock options. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, which is similar to the method applied under Canadian GAAP and followed by Cameco. Companies that continue to follow the intrinsic value based method must disclose pro-forma earnings and earnings per share information under the fair value method.

If the fair value based method of accounting had been applied, pro-forma net earnings and earnings per share would have been as follows:

	2001	2000	1999
		(Thousands)	
Net earnings (loss) for the year in accordance with US GAAP as calculated above	$ 50,889	$ (124,944)	$ 62,319
Effect of recording compensation expense under stock option plans	(2,272)	(966)	(3,593)
Pro-forma net earnings (loss) after application of SFAS 123	$ 48,617	$ (125,910)	$ 58,726
Pro-forma net earnings (loss) per common share after application of SFAS 123	$ 0.88	$ (2.27)	$ 1.02

In calculating the foregoing pro-forma amounts, the fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Dividend	$ 0.50	$ 0.50	$ 0.50
Expected volatility	39.6%	44.8%	35.7%
Risk-free interest rate	5.5%	6.0%	6.5%
Expected life of option	8 years	8 years	8 years
Expected forfeitures	20.0%	20.0%	20.0%

(e) **New Accounting Pronouncements**

In June 2001, the FASB issued Statement 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. Cameco is required and plans to adopt the provisions of Statement No. 143 for the quarter ending March 31, 2003. Cameco has not yet estimated the impact of adopting this standard for its nuclear and gold mining and milling assets, its nuclear conversion facilities or other assets.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and, except as described in note 28, conform in all material respects with accounting principles generally accepted in the United States. Management make various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. The most significant estimates are related to the lives and recoverability of mineral properties, provisions for decommissioning and reclamation of assets, future income taxes, financial instruments and mineral reserves. Actual results could differ from these estimates. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

Consolidation Principles

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Under this method, Cameco includes in its accounts its proportionate share of assets, liabilities, revenues and expenses.

Cash

Cash consists of balances with financial institutions and investments in money market instruments which have a term to maturity of three months or less.

Inventories

Inventories of broken ore, uranium concentrates and refined and converted products are valued at the lower of average cost and net realizable value.

Supplies

Consumable supplies and spares are valued at the lower of weighted average cost or replacement value.

Investments

Investments in associated companies over which Cameco has the ability to exercise significant influence are accounted for by the equity method. Under this method, Cameco includes in earnings its share of earnings or losses of the associated company. Other long-term investments are carried at cost or at cost less amounts written off to reflect a decline in value that is other than temporary.

Property, Plant and Equipment

Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains or losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production. The carrying values of property, plant and equipment are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Non-Producing Properties

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and carried at cost with the intention that these will be depleted by charges against earnings from future mining operations. No depreciation or depletion is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining life of the related assets.

The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Property Evaluations

Cameco reviews the carrying values of its properties when changes in circumstances indicate that those carrying values may not be recoverable. Estimated future net cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating, capital and reclamation costs. The carrying value of a property is written down to the extent that the estimated future net cash flows, on an undiscounted basis, are less than the carrying value of the property.

Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period which includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Capitalization of Interest

Interest is capitalized on expenditures related to construction or development projects actively being prepared for their intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases.

Depreciation and Depletion

Conversion services assets, mine buildings, equipment and mineral properties are depreciated or depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. For conversion services, the amount of depreciation is measured by the portion of the facilities' total estimated lifetime production that is produced in that period. For mining, the amount of depreciation or depletion is measured by the portion of the mines' economically recoverable proven and probable ore reserves which are recovered during the period.

Other assets are depreciated according to the straight-line method based on estimated useful lives which range from three to 10 years.

Research and Development and Exploration Costs

Expenditures for applied research and technology related to the products and processes of Cameco and expenditures for geological exploration programs are charged against earnings as incurred.

Environmental Protection and Reclamation Costs

The estimated costs for decommissioning and reclaiming producing resource properties are accrued and charged to operations according to the unit-of-production method. Actual costs of decommissioning and reclamation are deducted against this accrual. Cameco's estimates of reclamation costs could change as a result of changes in regulatory requirements and cost estimates. Expenditures relating to ongoing environmental programs are charged against earnings as incurred or capitalized and depreciated depending on their relationship to future earnings.

Employee Future Benefits

Cameco accrues its obligations under employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Past service costs arising from plan amendments and net actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

Revenue Recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers. Third party fabricators process Cameco's products into fuel for use in nuclear reactors.

Cameco records revenue on the sale of its nuclear products to utility customers when title to the product transfers and delivery is effected through book transfer. Since nuclear products must be stored at licensed storage facilities, Cameco may hold customer owned product at its premises prior to shipment of the product to third parties for further processing.

Cameco records revenue on the sale of gold when title passes and delivery is effected.

Amortization of Financing Costs

Debt discounts and issue expenses associated with long-term financing are deferred and amortized over the term of the issues to which they relate.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year-end rates of exchange. Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at rates in effect at the time of the transactions. The applicable exchange gains and losses arising on these transactions are reflected in earnings.

Foreign currency gains or losses arising on translation of long-term monetary items with a fixed or ascertainable life beyond the end of the following fiscal year are deferred and amortized to earnings over the remaining life of the item.

The United States dollar is considered the functional currency of most of Cameco's uranium and gold operations outside of Canada. The financial statements of these operations are translated into Canadian dollars using the current rate method whereby all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange prevailing during the year. Exchange gains and losses arising from this translation, representing the net unrealized foreign currency translation gain (loss) on Cameco's net investment in these foreign operations, are recorded in the cumulative translation account component of shareholders' equity. Exchange gains or losses arising from the translation of foreign debt and preferred securities designated as hedges of a net investment in foreign operations are also recorded in the cumulative translation account component of shareholders' equity. These adjustments are not included in earnings until realized through a reduction in Cameco's net investment in such operations.

Derivative Financial Instruments and Hedging Transactions

Cameco utilizes derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Gains and losses related to derivatives that are hedges are deferred and recognized in the same period as the corresponding hedged positions. If derivative financial instruments are closed before planned delivery, gains or losses are recorded as deferred revenue or deferred charges and recognized on the planned delivery date.

A derivative must be designated and effective to be accounted for as a hedge. Effectiveness is achieved if the cash flows or fair values of the derivative substantially offset the cash flows of the hedged position and the timing is similar.

Premiums paid or received with respect to derivatives are recognized based on the original hedge designation date.

Per Share Amounts

Per share amounts are calculated using the weighted average number of paid common shares outstanding.

Baseload

The minimum amount of electric power delivered or required over a given period of time at a steady rate.

Candu

Canada, Deuterium, Uranium. Canadian designed and built pressure tube nuclear reactor which uses natural uranium as fuel and heavy water (deuterium oxide) as the moderator.

Contango (for gold)

The positive difference between the spot market gold price and the forward market gold price. It is normally expressed as a per-annum interest rate and is the difference between London Inter Bank Offer Rates (LIBOR) and the lease rate charged by institutions that lend gold.

Conversion Factors

Weights and measures are indicated in the unit most commonly used in specific areas of the industry. These are noted with * and conversion factors are provided below.

Take This:	Do This	To Obtain This
*cm	÷ 2.54	= inch
*km	÷ 1.60	= mile
*oz	x 31.10	= g
t	x 1.10	= T
*T	x 0.90	= t
*oz/T	x 34.28	= g/t
*lb U_3O_8	÷ 2599.8	= tU
tU	x 2599.8	= lb U_3O_8
*% U_3O_8	÷ 1.18	= % U

Dose

Term used to quantify the amount of energy absorbed from ionizing radiation per unit mass.

Electricity Measurements

1kW x 1000 = 1MW x 1000 = 1GW x 1000 = 1TW

Kilowatt (kW): kilowatt-hour (kWh)

A kilowatt is a unit of power representing the rate at which energy is used or produced. One kilowatt-hour is a unit of energy, and represents one hour of electricity consumption at a constant rate of 1kW.

Megawatt (MW): megawatt-hour (MWh)

A megawatt equals 1000 kW. One megawatt-hour represents one hour of electricity consumption at a constant rate of 1MW.

Gigawatt (GW): gigawatt-hour (GWh)

A gigawatt equals 1000 MW. One gigawatt-hour represents one hour of electricity consumed at a constant rate of 1GW.

Terawatt (TW): terawatt-hour (TWh)

One terawatt equals 1000 GW. One terawatt-hour represents one hour of electricity consumption at a constant rate of 1TW

Enriched Uranium

Uranium in which the content of the isotope uranium-235 has been increased above its natural value of 0.7% by weight. Typical low-enriched uranium for commercial power reactors is enriched in uranium-235 to the range of 3% to 5%. In highly enriched uranium, the uranium-235 has been increased to 20% or more.

In Situ Leaching

A process involving pumping a solution down an injection well where it flows through the deposit, dissolving uranium. The uranium-bearing solution is pumped to surface where the uranium is recovered from the solution.

Light-Water Reactor

A thermal reactor using ordinary water both as a moderator and as a coolant with enriched uranium as fuel.

Ounce (oz)

All ounces in this report are troy ounces.

Radiation

Radiation occurs naturally. It is a type of energy that travels through space in the form of waves, or particles, which give up all or part of their energy on contact with matter. Radiation can take the form of alpha or beta particles, x-rays or gamma rays, or neutrons.

Radiation Types

Alpha particles do not penetrate matter deeply—they can be stopped by a sheet of paper or a few millimeters of air. The potential hazard from alpha particles is internal from possible inhalation or ingestion.

Beta particles penetrate further than alpha particles but can be stopped by aluminum foil or a few centimeters of wood.

Gamma rays penetrate most deeply and substances which emit gamma radiation can be hazardous inside and outside the body. Protection from gamma rays includes shielding by concrete, water and lead.

Neutrons are particles which also penetrate matter deeply. They come from outer space and also occur inside nuclear reactors. Water and concrete are used effectively as shielding in nuclear plants.

Radon

Radon is a naturally occurring, radioactive gas that is produced from the radioactive decay of radium-226, one of the decay products of uranium-238. The primary hazard from radon is its decay products, which are referred to as radon progeny. Radon progeny are short-lived radioactive decay products of radon gas.

Spot Market

The buying and selling of uranium products for delivery within one year.

Spot Market Price

Price for product sold or purchased in the spot market rather than under a long-term contract.

t

Tonne (metric ton)

T

Ton (short ton)

UO_2

Uranium dioxide. Converted from UO_3 at Cameco's Port Hope plant, then compressed to pellets and sintered by fuel fabricators to make fuel for Candu reactors.

UO_3

Uranium trioxide. An intermediate product produced at Cameco's Blind River refinery and used as feed to produce UO_2 and UF_6 at Cameco's Port Hope conversion plants.

U_3O_8

Triuranium octoxide. At Cameco operations, it is in the form of concentrate, often called yellowcake.

UF_6

Uranium hexafluoride. Converted from UO_3 at Cameco's Port Hope plant. Following enrichment, UF_6 is converted to enriched UO_2 suitable for fabrication into fuel for light-water reactors.

Western World Uranium Market

Western world includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Gabon, Germany, India, Indonesia, Japan, Mexico, Namibia, Netherlands, Niger, Pakistan, Philippines, Portugal, Romania, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom and the United States.

Mineral Resource

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Inferred Mineral Resource

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Probable Mineral Reserve

A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

NOTES

In this mineral reserves and resources statement Cameco uses a definition of classes of mineralization taking into account a maximum number of parameters of various natures.

These parameters are:

- the precision of the estimate;
- the economic feasibility of the project, which relates not only to grades but to the volume of the reserves, the location, the chemistry of the expected ore, the price of the product, etc.;
- the legal status of the project and its possible evolution in the very near future.

Cameco's mineral reserves include allowances for dilution and mining or in situ leaching recovery, except for the McArthur River reserves where the high grade ore requires deliberate dilution to comply with license conditions. No allowances have been applied to mineral resources. Stated mineral reserves and resources have been calculated based on estimated quantities of mineralized material recoverable by established mining methods. This includes only deposits with mineral values in excess of cut-off grades used in normal mining operations. Cameco's mineral reserves include material in place and on stockpiles. Only mineral reserves have demonstrated economic viability.

Mineral reserve and resource estimates as presented were prepared by or under the supervision of a qualified person, Raymond Jean Francois Chauvet, geological engineer and professional geoscientist, who is director, mining resources and methods at Cameco. Cameco's mineral reserve and resource estimates are extracted from internally generated data or audited reports. No independent verification of Cameco's reserve and resource estimates has been performed.

There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in uranium or gold prices, subsequent to the date of the estimate may justify revision of such estimates.

Cameco's classification of mineral reserves and resources and the subcategories of each, conforms to the definitions adopted by CIM Council on August, 20, 2000, which are in accordance with the National Instrument 43-101 dated November 17, 2000, issued by the Canadian Securities Administrators. Cameco reports reserves and resources separately, the amount of reported resources does not include those amounts identified as reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

DIRECTORS

John S. Auston [1,5]



West Vancouver, British Columbia
Corporate Director

Joe F. Colvin [1,3,5]



Kiawah Island, South Carolina, USA
President and Chief Executive Officer, Nuclear Energy Institute

Harry D. Cook [3]



La Ronge, Saskatchewan
President, Kitsaki Development Corporation, Chief, Lac La Ronge Indian Band

James R. Curtiss [2,3,4]



Brookeville, Maryland, USA
Lawyer, Partner, Winston & Strawn

George S. Dembroski [1,5]



Toronto, Ontario
Corporate Director

Gerald W. Grandey [1]



Saskatoon, Saskatchewan
President, Cameco Corporation

Nancy E. Hopkins [1,2]



Saskatoon, Saskatchewan
Lawyer, Partner, McDougall Gauley

Dr. J.W. George Ivany [2,4,5]



Kelowna, British Columbia, Former President and Vice Chancellor, University of Saskatchewan

John R. McCaig [4,5]



Calgary, Alberta
Chair, Trimac Corporation

Bernard M. Michel [1]



Saskatoon, Saskatchewan
Chair and Chief Executive Officer, Cameco Corporation

Robert W. Peterson [2,3,4]



Regina, Saskatchewan
President and Chief Operating Officer, Denro Holdings Ltd.

Victor J. Zaleschuk [2]



Calgary, Alberta
Former President and Chief Executive Officer, Nexen Inc.

Committees: 1 Strategic Planning 2 Audit 3 Environment and Safety 4 Compensation and Human Resources 5 Nominating and Corporate Governance

OFFICERS

Bernard M. Michel



Chair and Chief Executive Officer

Gerald W. Grandey



President

David M. Petroff



Senior Vice-President, Finance and Administration and Chief Financial Officer

Rita M. Mirwald



Senior Vice-President, Human Resources and Corporate Relations

Gary M.S. Chad



Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Vision

Cameco is a unique and successful international company.

Our core business is uranium production and the supply of services to the nuclear industry. We are committed to providing, on a long-term basis, outstanding value to our customers.

As an integrated leader in the nuclear industry and a recognized gold producer, we find and develop quality mineral deposits. We achieve excellence in our operations, in the protection of the environment, in the health and safety of our employees and in the development of our human resources. Cameco earns the support of the communities with which it interacts.

Cameco achieves sustainable growth and profitability through ethical business conduct and, by so doing, will continue to be an investment and employer of choice, providing outstanding value to our shareholders and a rewarding workplace for our employees.

Values

Excellence Cameco pursues excellence in all undertakings. We value people who strive to produce work of the highest quality. We encourage creativity, innovation and an attitude of continuous improvement.

People Cameco values the contribution of every employee. We seek strong relationships based on honest communications with employees and their families, customers, shareholders and suppliers.

Integrity Cameco seeks to earn the respect of all people with whom it interacts. We inspire trust based on honest, fair and ethical behaviour.

Environment Cameco's operations provide a safe human and physical environment. We are committed to exemplary practices that promote the health of employees, safeguard the environment and allow us to return the sites of our operations to their natural conditions.

FIVE-YEAR FINANCIAL SUMMARY

(Dollars are expressed in $ Canadian millions except prices and per share amounts)

Commodity Market Prices (annual average)	2001	2000	1999	1998	1997
Uranium (spot price in $US/lbs U_3O_8)	$ 8.77	$ 8.21	$ 10.23	$ 10.32	$ 12.04
Gold (market price in $US/oz)	270.94	279.08	278.88	294.24	330.98
Operations					
Revenue	$ 700.8	$ 688.9	$ 741.6	$ 718.9	$ 642.9
Earnings (loss) [1] from operations	94.8	(45.7)	79.3	104.5	151.0
Net earnings [1] before special items	55.9	44.5	42.3	67.5	82.0
Net earnings (loss) [1]	55.9	(87.2)	71.2	43.7	82.0
EBITDA [2]	234.0	213.6	252.0	245.5	265.7
Cash provided by operations	116.2	224.3	249.4	236.8	162.1
Capital expenditures	58.3	84.1	201.1	702.3	307.7
Financial Position					
Total assets	$ 2,947.3	$ 2,800.5	$ 2,964.1	$ 2,938.6	$ 2,270.7
Total debt	354.0	294.3	359.2	601.4	286.7
Shareholders' equity	1,822.9	1,780.5	1,922.3	1,903.3	1,692.2
Financial Ratios					
Current ratio (current assets/current liabilities)	4.3:1	3.6:1	3.3:1	2.4:1	2.0:1
Return on common shareholders' equity	3%	(3%)	4%	3%	6%
Net debt to capitalization	15%	13%	14%	23%	9%
Cash from operations/total net debt	36%	86%	80%	42%	92%
Common Share Data ($ per share)					
Net earnings before special items	$ 1.01	$ 0.81	$ 0.72	$ 1.18	$ 1.51
Net earnings (loss)	1.01	(1.57)	1.24	0.76	1.51
Cash provided by operations	2.10	4.04	4.35	4.13	2.98
Dividends	0.50	0.50	0.50	0.50	0.50
Book value	29.24	28.77	30.51	29.77	29.46
TSE Market – high	43.00	28.25	40.50	48.75	60.00
– low	23.75	14.50	20.75	24.05	40.00
– close	39.25	26.25	21.95	27.45	46.40
– annual volume (millions)	45.7	35.3	30.5	24.3	33.0
Shares outstanding (millions)					
Weighted average	55.4	55.5	57.4	57.3	54.4
Year end	55.7	55.5	57.2	57.7	57.4
Production (Cameco's Share)					
Uranium concentrates (million lbs U_3O_8)	18.8	16.6	16.8	27.5	19.3
Uranium conversion (UF_6 and UO_2) (000s tU)	11.0	9.3	11.2	11.2	12.6
Gold (oz)	250,907	223,339	203,508	244,385	202,454
Employees	2,948	2,924	2,843	2,902	2,469

[1] Attributable to common shares.

[2] Earnings before interest, taxes, depreciation and amortization, writedowns, gains on asset sales and other income.


100
50
0
39.25
12.50
92
93
94
95
96
97
98
99
00
01

SHARE PERFORMANCE
(TSE $/share)
During 2001, Cameco's share price increased by 50% compared to 11% for the TSE metals and minerals index and a decline of 16% by the S&P/TSE 60.


50
25
0
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J
J
A
S
O
N
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MONTHLY SHARE PRICE
(TSE $/share)
Cameco's shares traded between $23.75 and $43.00 during 2001.


9000
4500
0
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MONTHLY SHARE VOLUME (TSE)
(thousands of shares)
In 2001, 46 million Cameco shares traded on the TSE compared to 35 million in 2000.

DECEMBER 31, 2001	
Shares outstanding	55.7 million
Market capitalization	$ 2.2 billion

Common Shares

Toronto (CCO)
New York (CCJ)

Preferred Securities

New York (CCJPR)

Transfer Agents

For information on common share holdings, dividend cheques, lost share certificates and address changes, contact:

CIBC Mellon Trust Company
320 Bay Street, P.O. Box 1
Toronto, Ontario M5H 4A6
North America phone toll free:
800-387-0825 or 416-643-5500
www.cibcmellon.com

For information on preferred security holdings, interest cheques, lost certificates and address changes, contact:

JP Morgan Chase Bank
Corporate Trust Services
2001 Bryan Street
Dallas, Texas 75201
Phone: 214-468-6095 (US only)
or 214-468-6125
Fax: 214-468-6095

Annual Meeting

The annual meeting of shareholders of Cameco Corporation is scheduled to be held Thursday, May 2, 2002 at 1:30 pm at Cameco's head office in Saskatoon, Saskatchewan.

Dividend Policy

The board of directors has established a policy of paying quarterly dividends of $0.125 ($0.50 per year) per common share. This policy will be reviewed from time to time in light of the company's cash flow, earnings, financial position and other relevant factors.

Investor Inquiries

Cameco Corporation
Investor and Corporate Relations Department
2121-11th Street West
Saskatoon, Saskatchewan S7M 1J3
Phone: 306-956-6400 Fax: 306-956-6318
www.cameco.com

CAMECO CORPORATION - PROXY


Cameco

This proxy is solicited by management in conjunction with the annual and special meeting of shareholders of Cameco Corporation to be held on May 2, 2002. A shareholder has the right to appoint, as his or her proxyholder, a person (who need not be a shareholder) other than those designated below by inserting the name of such other person in the blank space provided or by completing another proper form of proxy.

The undersigned holder of common shares (shares) of Cameco Corporation (Cameco) hereby appoints Bernard M. Michel, or in his absence, Gary M.S. Chad, or instead of them or either of them, ______________________________(insert name if alternate is desired) as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the annual and special meeting of shareholders of Cameco to be held on May 2, 2002 and any adjournment thereof. The undersigned undertakes to ratify and confirm all the said proxyholder may do by virtue of this proxy, and revokes any proxy previously given. **All the shares registered in the name of the undersigned are directed to be voted as indicated below, and may be voted in the discretion of the proxyholder with respect to amendments to the matters identified in the notice of meeting or other matters that may properly come before the meeting.**

The proxy holder is hereby instructed as follows:

1. Election of directors.
   The nominees proposed are detailed in the accompanying management proxy circular.
   ☐ Vote for all nominees ☐ Withhold my vote
2. Appointment of KPMG LLP as auditors.
   ☐ Vote for ☐ Withhold my vote
3. Confirmation of Repeal of Bylaw No. 4 and Enactment of Bylaw No. 6
   ☐ Vote for ☐ Vote against
4. Special Resolution amending the articles of Cameco, the full text of which is set forth in schedule E to the accompanying management proxy circular.
   ☐ Vote for ☐ Vote against

If no choice is specified for any of the above items, the proxyholder will vote "for" that item.

Declaration of Residency

Note: This declaration must be completed in all cases. In so doing, make reference to the definitions set out on the reverse side of this proxy. Failure to provide the information requested may result in the shareholder being deemed a non-resident.

The undersigned holder of record of shares hereby declares that:

(a) all shares represented hereby are held, beneficially owned or controlled by:
one or more residents ☐; or one or more non-residents ☐; or

Note: If your circumstances permit the completion of paragraph (a), do not complete either paragraph (b) or (c). If you did not complete paragraph (a), you must complete either paragraph (b) or (c).

(b) the undersigned is: a resident ☐; or a non-resident ☐;
and is unable to declare as to the residency of the person or persons who hold, beneficially own or control such shares; or

(c) the following are the relevant details of residency (to be completed if neither paragraph (a) nor (b) is appropriate):

____

To be valid, duly completed proxies must be deposited with Cameco's transfer agent and registrar, CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9, no later than 4:30 p.m., CST, May 1, 2002.

DATED this ________ day of ________________, 2002

________________________________ ________________________________

Name of Shareholder *(please print)* **Signature of Shareholder**

Notes:

- *Please complete, date and sign this proxy and return it as soon as possible in the envelope provided.*
- *Executors, administrators, trustees, attorneys or guardians should so indicate when signing. Where shares are held in the names of two or more persons, each must sign. If the shareholder is a corporation, this proxy must be signed by an officer or attorney thereof, duly authorized.*
- *If this proxy is not dated in the space above, it shall be deemed to bear the date on which it was mailed to the shareholder.*
- *Registered shareholders of Cameco are entitled to dissent in respect of the Special Resolution approving the amendment of Cameco's articles in accordance with the procedures set out in section 190 of the Canadian Business Corporations Act (CBCA). A shareholder may only exercise the right to dissent in respect of shares of Cameco registered in the shareholder's name. Shareholders, including non-registered shareholders, who wish to dissent should carefully review the section entitled Right to Dissent in, and Schedule F to, the circular which accompanies this proxy. The failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of the right of dissent.*

DEFINITIONS:

In and for the purposes of this proxy:

a person is an "associate" of another person if:

(i) one is a corporation of which the other is an officer or director;

(ii) one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii) one is a partnership of which the other is a partner;

(iv) one is a trust of which the other is a trustee;

(v) both are corporations controlled by the same person;

(vi) both are members of a voting trust or parties to an arrangement that relates to voting shares of the corporation; or

(vii) both are at the same time associates, within the meaning of any of (i) to (iv) above, of the same person;

provided that:

(viii) if a resident associated with a non-resident submits to the board of directors of the corporation a statutory declaration stating that no voting shares of the corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

(ix) two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(x) if any person appears to the board of directors of the corporation to hold voting shares to which are attached not more than the lesser of four one hundredths of one per cent of the votes that may be cast to elect directors of the corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

"beneficial ownership" includes ownership through a trustee, legal representative, agent or other intermediary.

"control" means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

"non-resident" means:

(i) an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

(ii) a corporation incorporated, formed or otherwise organized outside Canada;

(iii) a foreign government or agency thereof;

(iv) a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

(v) a trust

(A) established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals a majority of whom are residents, or

(B) in which non-residents as defined in any of (i) to (iv) above have more than fifty per cent of the beneficial interest; or

(vi) a corporation that is controlled by a trust described in (v) above.

"person" includes an individual, corporation, government or agency thereof, trustee, executor, administrator or other legal representative.

"resident" means an individual, corporation, government or agency thereof or trustee that is not a non-resident.

The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the articles of the corporation.